Improving the Quality of Life


10011191

Odyssey HealthCare, Inc.

ANNUAL REPORT 2009

Financial Highlights

(In thousands, except per share amounts)	Year Ended December 31, 2009	Year Ended December 31, 2008
Net patient service revenue	$ 686,438	$ 616,050
Operating expenses	614,058	579,512
Income from continuing operations before other income (expense)	72,380	36,538
Other income (expense)	(6,095)	5,462
Income from continuing operations before provision for income taxes	66,285	31,076
Provision for income taxes	24,583	11,141
Income from continuing operations	41,702	19,935
Loss from discontinued operations, net of tax	(498)	(5,252)
Net income	41,204	14,683
Less: Net income attributable to noncontrolling interests	613	257
Net income attributable to Odyssey stockholders	$ 40,591	$ 14,426
Income (loss) per common share:		
Basic:		
Continuing operations attributable to Odyssey stockholders	$ 1.25	$ 0.60
Discontinued operations attributable to Odyssey stockholders	(0.02)	(0.16)
Net income attributable to Odyssey stockholders	$ 1.23	$ 0.44
Diluted:		
Continuing operations attributable to Odyssey stockholders	$ 1.24	$ 0.59
Discontinued operations attributable to Odyssey stockholders	(0.02)	(0.16)
Net income attributable to Odyssey stockholders	$ 1.22	$ 0.43
Weighted average shares outstanding:		
Basic	32,935	32,674
Diluted	33,225	33,188
Amounts attributable to Odyssey stockholders:		
Income from continuing operations, net of tax	$ 41,089	$ 19,678
Loss from discontinued operations, net of tax	(498)	(5,252)
Net income	$ 40,591	$ 14,426

Locations

Odyssey HealthCare operates Medicare-certified hospice programs across the United States. At March 15, 2010, the Company had approximately 90 hospice programs in 30 states.



Hospice Office
Inpatient Facility
Corporate Offices - Dallas

Average Daily Patient Census



05 7,145
06 7,528
07 7,649
08 11,510
09 12,380

Admissions



05 30,972
06 32,001
07 32,246
08 46,772
09 49,513

Net Patient Service Revenue *(In millions)*



05 $348.6
06 $379.2
07 $398.2
08 $616.0
09 $686.4

The above information is based on continuing operations.

To Our Stockholders:

Building on our progress during 2007 and 2008, Odyssey HealthCare enjoyed another year of solid performance in 2009. We moved ahead on many fronts — with improved revenues and income, growth in patient volume, reduced operating expenses, and an even more solid financial position.

For the year, our net income attributable to stockholders increased to $40.6 million, or $1.22 per diluted share, from $14.4 million, or $0.43 per diluted share, in 2008. Net patient service revenue increased 11.4% to $686.4 million from $616.0 million in the prior year period. Meanwhile, our average daily census increased 7.6%.

We were equally pleased with the results from our ongoing efforts to manage expenses – a key driver of our success. Last year, operating expenses per patient day decreased by 1.2% compared with the year before. By leveraging our increased size and scale and by implementing several targeted cost-savings measures, our company continues to demonstrate an ability to reduce costs at both the corporate and program level as our volume grows.

Continuing the work we began in 2008, we also successfully completed the integration of the hospices we added through the VistaCare acquisition. That we were able to complete this effort so effectively – and in such a relatively short time – is a tribute to the expertise of our management team and to the dedication of our employees.

More importantly, by enlarging and solidifying our company's foundation, we enter 2010 in a strong position. As increasing reimbursement pressures drive consolidation within our industry, we are well situated to make the most of an evolving marketplace. With our strong cash position and with the integration of VistaCare behind us, we look ahead with great interest to new growth opportunities. Should the right situations for external growth present themselves, we plan to capitalize on them.

Delivering on a Commitment

Odyssey has grown to become a national leader in hospice care, with 90 Medicare-certified programs in 30 states as of March 15, 2010. We achieved this position in our industry by keeping the focus on our mission – to deliver the highest quality comfort and care to patients and their families needing support during the end of life's journey. Our success is also a direct result of the values we uphold: (1) Patient first: We serve all patients who need us with compassion and respect; (2) Responsiveness: We respond to the individualized needs of our patients and their families; (3) Excellence: We provide high quality clinical care to better manage pain and symptoms, and (4) Integrity: We share a passion for doing the right thing and for contributing in meaningful ways to our communities. We provide comfort, care and counsel that address the physical, emotional and spiritual needs not only for our patients but for their families. We provide a well-coordinated team that includes doctors, nurses, home care aides, therapists, medical social workers, clergy and volunteers. We become more than the mere provider of a service. During the approximately three months, on average, that we serve each patient, we become part of the patient's extended family. As such, we deliver not only professional care, but also genuine caring. That distinction has made all the difference for our company. Our people are truly the secret behind our success.

Delivering Value to All Concerned

Now, thanks to the convergence of several factors, we are poised to build on that advantage. Among the most important is the marketplace's growing acceptance of end-of-life services and the value these services provide to patients and payers alike. Our services focus on what matters most to terminally ill patients and their families – meaningful choices combined with care that increases both physical and emotional comfort. Even as the potential market for hospice care grows with the aging of America's population, we believe that the market remains underserved. An overwhelming majority of patients want to live out their lives at home; yet only about half of terminally ill patients are told about their end-of-life choices by their physicians. This dynamic is shifting amid a growing recognition of the advantages of hospice care among all concerned parties – patients, families, physicians and payers – expanding opportunities for growth in our field.

Numerous studies demonstrate that hospice services not only improve the overall quality of care and quality of life for patients, but achieve these results more cost effectively than other care options. Approximately 30% of all expenditures under Medicare occur during the final year of life. It's not hard to understand why these expenses are so high; the average cost of hospital care is more than $5,500 per day, while skilled nursing care costs more than $570 per day. By contrast, the average daily cost for hospice care is only $144. According to a 2007 study conducted by Duke University, hospice care could reduce costs to Medicare by an average of $2,400 per person during the final year of life. Moreover, the study concluded that, had hospice services been used longer, the savings could be even greater for 70% of Medicare patients. As Senator Ron Wyden of Oregon put it, "Dollar for dollar, there is probably no better investment in American healthcare than the hospice program."

Delivering on Cost Efficiency

Our strategic focus on operating within the annual Medicare cap has played an important role in Odyssey's success and will continue to be an emphasis. In addition to improving our IT and management systems, we consolidated some overlapping programs we inherited in the VistaCare acquisition to broaden our patient mix in those markets. We also continue to develop new inpatient units, enabling us to serve more patients who are seriously ill and require a shorter stay than the typical hospice patient; attracting more of these patients to our mix reduces the individual program's average length of stay. As a result of these and other efforts, we continued last year to reduce our Medicare cap as a percentage of gross patient revenue, which has declined steadily since 2006.

Simultaneously, we continue to focus on improving productivity and on using our size to leverage costs in areas such as pharmacy, telecommunications, medical supplies and durable medical equipment. In the next phase of this effort, we are working to modify our service delivery model to improve efficiencies and will employ new technology to centralize on-call systems and billing operations.

Our efforts in these areas assume even greater importance given the reimbursement environment in which we operate. We have seen and expect to continue to see pressure on our reimbursement rates, with the continued phase-out of the budget neutrality adjustment factor over the next six years and the recent passage of health care reform legislation that will further reduce future rate increases by a productivity adjustment beginning on October 1, 2012.

Poised for New Growth

Even as our industry grows, it remains highly fragmented. The majority of hospices around the country involve small, local operators, many of whom lack the resources and leverage to respond effectively to the cost-containment imperative. In such an environment, we believe consolidation in our field is all but inevitable. When it occurs, we believe we are poised to press the advantage. Last year, we expanded our footprint in Michigan with the acquisition of Avalon Hospice, a program in Flint, Michigan, with an average daily census of approximately 80 patients. For 2010 and beyond, we will continue, selectively but actively, to pursue promising acquisition opportunities.

Meanwhile, we continue to increase the number of patients we serve. In part, these results reflect our implementation of a more sophisticated approach to community education. And, in part, they are the outgrowth of our efforts to differentiate Odyssey through our CareBeyond clinical programs, which allow us to better serve patients with specific conditions such as dementia, cancer, COPD (chronic obstructive pulmonary disease) and congestive heart failure. In 2010, we plan to add neurological conditions to the CareBeyond service mix.

As our successful integration of VistaCare demonstrates, our management team knows how to manage and integrate large acquisitions. We know how to achieve the efficiencies required to succeed in today's environment. We have the financial strength to make the most of new opportunities. Most important of all, we have a team of dedicated professionals who each day bring to our patients and their families a passion for their work and a heart for service. Even amid a challenging economy, we are excited about what the future holds for Odyssey. As we eagerly embrace that future, we remain profoundly grateful for your support and your investment.

Sincerely,



Robert A. Lefton
President and Chief
Executive Officer



UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
APR 06 2010
WASH. D.C.
193
SECTION

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2009

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from to

Commission file number 000-33267

Odyssey HealthCare, Inc.

(Exact name of registrant as specified in its charter)

Delaware *(State or other jurisdiction of incorporation or organization)*	**43-1723043** *(IRS Employer Identification Number)*
717 N. Harwood, Suite 1500 **Dallas, Texas** *(Address of principal executive offices)*	**75201** *(Zip Code)*

Registrant's telephone number, including area code:
(214) 922-9711

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $0.001 per share	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendments to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

At June 30, 2009, there were 32,919,497 shares of the registrant's Common Stock outstanding. As of the same date, 31,515,199 shares of the registrant's Common Stock were held by non-affiliates of the registrant, having an aggregate market value of $324.0 million based on the last sale price of a share of Common Stock on June 30, 2009 ($10.28), as reported on The NASDAQ Stock Market LLC (formerly known as the Nasdaq National Market).

At March 3, 2010, there were 33,411,290 shares of the registrant's Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement to be furnished to stockholders in connection with the registrant's 2010 Annual Meeting of Stockholders are incorporated by reference in Part III of this Form 10-K.

FORM 10-K

ODYSSEY HEALTHCARE, INC.
For the Year Ended December 31, 2009

TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 (as amended, the "Securities Act") and Section 21E of the Securities Exchange Act of 1934 (as amended, the "Exchange Act"). All statements other than statements of historical facts contained in this report, including statements regarding our future financial position and results of operations, business strategy and plans and objectives of management for future operations and statements containing the words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect" and similar expressions, as they relate to us, are forward-looking statements within the meaning of the federal securities laws. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions, which may cause our actual results, performance or achievements to differ materially from those anticipated or implied by the forward-looking statements. Such risks, uncertainties and assumptions include, but are not limited to the following:

- general market conditions;
- adverse changes in reimbursement levels under Medicare and Medicaid programs;
- government and private party legal proceedings and investigations;
- adverse changes in the Medicare payment cap limits and increases in our estimated Medicare cap contractual adjustments;
- decline in patient census growth;
- increases in inflation including inflationary increases in patient care costs;
- our ability to effectively implement our 2010 operations and development strategies;
- our dependence on patient referral sources and potential adverse changes in patient referral practices of those referral sources;
- our ability to successfully integrate and operate acquired hospice programs;
- our ability to attract and retain healthcare professionals;
- increases in our bad debt expense due to various factors, including an increase in the volume of pre-payment reviews by Medicare fiscal intermediaries;
- adverse changes in the state and federal licensure and certification laws and regulations;
- adverse results of regulatory surveys;
- delays in licensure and/or certification of hospice programs and inpatient units;
- cost of complying with the terms and conditions of our corporate integrity agreement;
- adverse changes in the competitive environment in which we operate;
- changes in state or federal income, franchise or similar tax laws and regulations;
- adverse impact of natural disasters; and
- changes in our estimate of additional share-based compensation expense.

In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this Annual Report on Form 10-K may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements. Many of these factors are beyond our ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements, which reflect management's views only as of the date hereof. We undertake no obligation to revise or update any of the forward-looking statements or publicly announce any updates or revisions to any of the forward-looking statements contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions, circumstances or assumptions underlying such statements.

PART I

Item 1. *Business*

Overview and Business Strategy

Overview

We are one of the largest providers of hospice care in the United States in terms of both average daily patient census and number of Medicare-certified hospice programs. We started in 1996 with a single hospice program; at year-end 2009 we provided care from 90 Medicare-certified hospice programs in 29 states. On March 6, 2008, we completed our acquisition of VistaCare, Inc. ("VistaCare"), which had a patient census of approximately 4,500 at the time of the acquisition. Our average daily patient census for the year ended December 2009 was 12,380 compared to an average daily patient census of 11,510 for the year ended December 2008, which was an increase of 7.6%.

Hospice services are designed to provide a wide range of care and services to terminally ill patients and their families. The first hospice in the United States opened in 1974. In 1982, Congress enacted legislation to create the Medicare hospice benefit, and hospice care became a covered Medicare benefit in 1983. We are highly dependent on the Medicare program. Services provided under the Medicare program represented approximately 93.1%, 92.5% and 92.4% of our net patient service revenue for 2009, 2008 and 2007, respectively.

Under the Medicare hospice benefit, a patient is appropriate for hospice care if two physicians determine that in their clinical judgment the patient's life expectancy is six months or less if the terminal illness runs its normal course and the patient agrees to forego curative treatment for the patient's terminal diagnosis. Medicare's hospice benefit covers a broad range of palliative (or comfort) services, including counseling and psychosocial services for terminally ill patients and their families. Medicare beneficiaries who are hospice appropriate and elect to receive hospice care have virtually all caregiving, medical equipment, supplies and drugs related to the terminal illness covered by Medicare.

A central concept of hospice care involves the creation of an interdisciplinary group that provides comprehensive management of the healthcare services and products needed by hospice patients and their families. An interdisciplinary group is typically comprised of:

- a physician;
- a patient care manager;
- one or more registered nurses;
- one or more certified home health aides;
- a medical social worker;
- a chaplain;
- a homemaker; and
- one or more specially trained volunteers.

We assign each of our hospice patients to an interdisciplinary group, which assesses the clinical, psychosocial and spiritual needs of the patient and his or her family, develops a plan of care and delivers, monitors and coordinates that plan of care with the goal of providing appropriate care for the patient and his or her family. This interdisciplinary group approach offers significant benefits to hospice patients, their families and payors, including:

- the provision of coordinated care and treatment;
- clear accountability for clinical outcomes and cost of services; and
- the potential reduction of stress and dysfunction on patients and their families.

In contrast, the treatment of terminally ill patients outside the hospice setting often results in the patient receiving medical services from physicians, hospitals, home health agencies, skilled nursing facilities, and/or home infusion therapy companies, with little or no effective coordination among the providers. This lack of coordination often results in a lack of clear accountability for clinical outcomes and an increase in the cost of services provided. These patients and their families also generally do not receive the psychosocial and bereavement counseling services provided as part of the Medicare hospice benefit. For a complete description of our hospice services, see "- Our Hospice Services and Centralized Support Center."

Business Strategy

Our mission is "To Serve All People During the End of Life's Journey." For us, that means providing quality, responsive care to all patients in our service areas who are appropriate for hospice, regardless of diagnosis. It also means continuing to increase the number of patients and families we serve in our existing service areas and expanding into other geographical areas. The key components of our strategy for 2010 include:

Improve our organic growth: One of our areas of focus for 2010 is to further improve our same store growth. Key elements of our strategy to improve same store growth are to continue to improve our management tools used to monitor the productivity of our community education representatives ("CERs"), and our training and development programs aimed at improving their effectiveness. We will also continue the roll-out of our existing CareBeyond clinical programs, which are disease specific clinical programs, as well as the development of additional CareBeyond programs.

	Number of Medicare-Certified Hospice Programs for the Quarter Ended December 31,	
Average Daily Patient Census	**2009**	**2008**
0-50	11	7
51-100	23	28
101-200	39	41
200+	17	18

Growth through selectively acquiring other hospices and other development activities: Our development team identifies, evaluates and acquires hospices that complement our existing geographic footprint. In 2008, there were approximately 3,389 Medicare-certified hospice programs in the United States according to the Medicare Payment Advisory Commission's ("MedPAC") publication "Report to Congress: Medicare Payment Policy - March 2010" ("2010 MedPAC Report"). Approximately 35% of these programs were operated by non-profit organizations and approximately 52% of these programs were operated by for profit organizations, with the remainder being government owned entities. We believe there are a significant number of potential acquisition opportunities, although we intend to remain disciplined in our approach to evaluating those opportunities. On December 31, 2009, we acquired a hospice operating in Westchester, Illinois with an average daily patient census of approximately 50 patients. The acquisition of the program in Westchester complements our existing program in Chicago, Illinois. In January 2010 we acquired a small hospice program in Overland

Park, Kansas that will allow us to expand our service area in the Kansas City market. We will continue to identify and evaluate strategic hospice acquisition opportunities in 2010.

Increase our efficiencies: We reduced our operating expenses per patient day during 2009. Our operating expense per patient day for the year ending December 31, 2009 was $135.90, a decrease of 1.2% from operating expense per patient day of $137.56 for same period in 2008. Our operating expense per patient day for the fourth quarter of 2009 was $133.79, a decrease of 2.8% from operating expense per patient day of $137.63 for the fourth quarter of 2008. We will continue to look at ways to become more efficient in our provision of hospice services by utilizing our scale to achieve savings in our cost of providing other services and supplies. We also believe that we can become more efficient in providing support services to our hospice programs, particularly in the areas of billing, collections as well as payroll processing.

Revenues and Industry Segments

The information required by Regulation S-K Items 101(b) and 101(d) related to financial information about segments and financial information about net patient service revenue is contained in note "19. Segment Information" of our consolidated financial statements, which are included elsewhere in this Annual Report on Form 10-K.

Principal Office and State of Incorporation

Our corporate offices are located at 717 N. Harwood, Suite 1500, Dallas, Texas 75201. Our telephone number is (214) 922-9711, and our website is www.odsyhealth.com. We were incorporated in Delaware in August 1995 and began operations in January 1996.

Hospice Services and Payment

The Medicare hospice benefit covers the following services for palliative care, and we provide each of these services directly or by contracted arrangement:

- Nursing care
- Medical social services
- Physician services
- Patient counseling (dietary, spiritual and other)
- General inpatient care
- Medical supplies and equipment
- Drugs for pain control and symptom management
- Home health aide services
- Homemaker services
- Therapy (physical, occupational and speech)
- Respite inpatient care
- Family bereavement counseling

Medicare is our largest payor for hospice services. For patients not eligible for Medicare, many private insurance companies and most states with a Medicaid hospice benefit offer substantially similar services for patients and families and substantially similar payment schedules to hospice providers.

The Medicare hospice benefit has always covered prescription drugs for palliative purposes. Even though legislation added coverage for prescription drugs to Medicare, hospices are still required to cover drugs for palliative care. Thus, beneficiaries in hospice care will continue to be covered for symptom management of their terminal illness through the hospice benefit. Drugs for conditions unrelated to the terminal illness may be covered through the optional Medicare drug benefit.

While the Medicare hospice benefit is designed for patients with six months or less to live, a patient's hospice services can continue for more than six months as long as the patient remains eligible. Initially, both the hospice medical director and the patient's attending physician must certify that in their clinical judgment the patient's life expectancy is six months or less if the terminal illness runs its normal course. The initial certification period is for 90 days. This initial period is followed by an additional 90 day period and an unlimited number of 60 day periods thereafter. At each recertification period, a physician, either our medical director or the patient's attending physician, must re-certify that the patient's life expectancy is six months or less on a forward looking basis, that is, not counting the days that have elapsed since the initial certification or most recent recertification.

Medicare primarily makes per diem payments to hospices for each day a beneficiary is enrolled for hospice care. The per diem payment structure is based on four levels of care (see below); the majority of care provided by us is routine home care. Medicare per diem payments for each level of care are subject to a wage index which varies based on the geographic location where the services are provided.

Level of Care	Description of Care	Reimbursement Range as of December 31, 2009 (Inclusive of Wage Index)
Routine Home Care	Hospice services provided in the patient's home or other residence. Accounted for 97.4% and 97.5% of our total days of care in 2009 and 2008, respectively.	$120.74-$215.00
Continuous Home Care	Continuous care provided in the patient's home or other residence during a period of crisis to manage acute pain or other medical symptoms for a minimum of eight hours per day, with nursing care accounting for at least half of the care provided. Paid on an hourly basis. Accounted for 0.6% of our total days of care in both 2009 and 2008.	$704.68-$1,254.88 (per diem equivalent)
General Inpatient Care..........	Care provided in a hospital or other inpatient facility to manage acute pain and other medical symptoms that cannot be managed effectively in a home setting. Accounted for 1.8% and 1.7% of our total days of care in 2009 and 2008, respectively.	$542.95-$934.52
Respite Inpatient Care	Care provided for up to five days in a hospital or other inpatient facility to relieve the patient's family or other caregivers. Accounted for 0.2% of our total days of care in both 2009 and 2008.	$129.12-$206.58

Medicare base payment rates for hospice care are updated annually based on the hospital market basket index computed by the Centers for Medicare and Medicaid Services ("CMS"), and are further adjusted by a wage index to reflect healthcare labor costs across the country. The table below lists Medicare hospice base payment rate increases for the past five years. These rate increases do not include the effect of wage indexing.

Effective Date of Rate Increase	Percentage Increase
October 1, 2005	3.7%
October 1, 2006	3.4%
October 1, 2007	3.3%
October 1, 2008	3.6%
October 1, 2009	2.1%

Hospice Utilization and Market Opportunity

We believe that the following trends in hospice utilization and the aging population are positive indicators for the hospice industry:

Increase in Hospice Use: The number of Medicare beneficiaries electing hospice care has increased from approximately 513,000 in 2000 to approximately 1,055,000 in 2008, a 106 % increase, according to the 2010 MedPAC Report. According to the 2010 MedPAC Report, Medicare spending for hospice care has grown from approximately $2.9 billion in 2000 to approximately $11.2 billion in 2008. Although hospice use continues to rise, the annual growth rate in Medicare spending has declined to 8.7% for the period 2007 to 2008 from the average annual growth rate of 19.8% for the period 2000 to 2007 according to the 2010 MedPAC Report. Hospice use has also increased considerably among Medicare patients with non-cancer diagnoses. According to the 2010 MedPAC Report, patients with non-cancer diagnoses accounted for 69% of all hospice patients in 2008, up from 47% in 1998. Approximately 70% and 69% of our 2009 and 2008 admissions, respectively, were patients with a non-cancer primary diagnosis.

Length of Stay: After several consecutive years of increase in average length of stay, the average length of stay for hospice providers appears to have leveled off. According to the 2010 MedPAC Report, the average length of stay for Medicare hospice beneficiaries was 83 days in 2008, a slight increase of 3 days from 2007. The average length of stay for 2008 and 2007 represents, however, a significant increase over the average length of stay for 2000 of 54 days. According to the 2010 MedPAC Report, even though the average length of stay for hospice providers has increased significantly since 2000, the median length of stay has remained relatively short at 17 days. Our average length of stay was 82 days for the year ended December 31, 2009 and 85 days for the years ended December 31, 2008 and 2007, respectively.

Aging Population in the United States: According to the 2000 census conducted by the United States Census Bureau, an estimated 35.0 million persons, or approximately 12.4% of the total United States population, were age 65 or over. The United States Census Bureau currently projects that the population of persons age 65 and over will rise to an estimated 54.8 million, or approximately 16.1% of the total United States population, by the year 2020.

Our Hospice Services and Centralized Support Center

Our Medicare-certified hospice programs are comprised of teams of caregivers, clinicians responsible for assuring Medicare compliance, admissions coordinators, CERs and a small administrative staff. Administrative functions such as human resources, payroll, employee benefits, training, reimbursement, finance, accounting, legal and information systems are handled for all our hospice programs at our centralized Support Center.

Caregivers: We provide a full range of hospice services (see "- Hospice Services and Payment" for list of services and levels of care). At the time of admission to our hospice program, each patient is assigned to an interdisciplinary group of caregivers including a physician, nurse, home health aide, social worker and chaplain. In addition, we have trained volunteers, managed by a volunteer coordinator, who provide non-medical support services such as running errands or providing companionship to the patient. Our care is designed to provide pain and symptom relief for the patient, but it extends beyond the patient's physical needs: nurses counsel families and loved ones on caring for patients and expectations as the terminal illness progresses; social workers and spiritual care coordinators assist the patient and the family as appropriate; therapists, dieticians and other disciplines are assigned as needed and bereavement coordinators provide various support services to families and loved ones for at least 13 months after the patient's death. Our medical directors are physicians who are under contract with us to provide certain clinical and administrative services, including oversight of patient care and weekly participation in interdisciplinary group meetings to review our patients.

At the time of a patient's admission, the nurse responsible for the patient develops a plan of care, which delineates the services, supplies and medications the patient will receive. The plan of care varies by patient and family situation and changes as the patient's condition and needs evolve. However, a typical plan of care would include visits by a nurse, home health aide, social worker, chaplain and volunteers. Our services are available 24 hours a day, seven days a week.

Community Education Representatives: Each of our hospice programs has a team of CERs who educate the healthcare community about hospice in general and our company specifically. Our CERs work primarily with our referral sources, which include physicians, hospital discharge planners, nursing homes, assisted living facilities and managed care and insurance companies. Our CERs utilize educational materials, most of which are available in several different languages, prepared by our centralized training and education staff. As of December 31, 2009, we had approximately 295 CERs.

Increasing Our Patient Census: The average daily patient census, which is an important indicator of our financial results, is a function of our admissions and changes in our patients' average length of stay. These factors are not only influenced by the quality of care we provide and the work of our CERs with referral sources, but also by the aging population in this country and the increasing acceptance and understanding of hospice. In 2009, our average daily patient census was 12,380, an increase of 7.6% over 2008; admissions in 2009 were 49,513 an increase of 5.9% over 2008; and our average length of stay in 2009 was 82 days, a decrease of 2.7% from 2008. The increases in average daily patient census and admissions are due primarily to the VistaCare acquisition.

Where We Provide Our Care: Our patients reside in their own homes and in nursing homes and other long-term care facilities, including assisted living facilities, that Medicare considers the patient's residence. We have contractual arrangements with these long-term care facilities to provide hospice care to our patients who reside in those facilities.

Each of our hospice programs also has contracts with inpatient facilities, including hospitals or skilled nursing facilities, to provide general inpatient care and respite inpatient care. In addition, we operate our own inpatient hospice facilities where we provide general inpatient care and respite inpatient care. We will continue to evaluate opportunities to develop additional inpatient hospice facilities in select markets in 2010.

Medicare-Covered Care: The Medicare hospice benefit, which is similar to the benefits provided under Medicaid and most commercial insurance, is designed to provide palliative care, that is, pain and symptom relief, rather than curative care. In addition to hospice services provided by our caregivers, we provide medical supplies (such as bandages and catheters), durable medical equipment (such as hospital beds and wheelchairs), and drugs for pain and symptom relief related to the terminal diagnosis.

Diagnoses: The following table lists the terminal diagnosis by disease for our admissions during 2009, 2008 and 2007:

	Percentage of Patients Admitted by Primary Diagnosis		
Primary Diagnosis	**2009**	**2008**	**2007**
Cancer	30%	31%	31%
End-stage heart disease	18	17	18
Dementia	13	14	17
Debility	9	12	9
Lung disease	9	9	8
End-stage kidney disease	3	3	3
End-stage liver disease	3	2	2
Other	15	12	12
Totals	100%	100%	100%

Hospice Programs, Inpatient Facilities and Support Center

Hospice Programs and Inpatient Facilities: Below is a listing of our 90 hospice programs that were Medicare-certified as of December 31, 2009.

Alabama
Birmingham
Mobile
Phenix City
Arizona
Phoenix (two inpatient facilities)(1)
Tucson (one inpatient facility)(1)
Arkansas
Little Rock
California
Bakersfield
Los Angeles (West Covina)
Orange County (Garden Grove)
Palm Springs (Rancho Mirage) (one inpatient facility)(1)
San Bernardino
San Diego
San Jose (Campbell)
Colorado
Colorado Springs
Denver
Delaware
Wilmington
Florida
Miami
Georgia
Athens (2)
Atlanta (two inpatient facilities)(1)(2)
Augusta
Columbus (one inpatient facility)(1)
Macon
Savannah
Illinois
Chicago - South (Chicago)
Westchester

Indiana
Evansville
Indianapolis
New Albany
Terre Haute
Louisiana
Lake Charles
New Orleans (Metairie)
Shreveport
Massachusetts
Boston
Michigan
Detroit (Southfield) (one inpatient facility)(1)
Flint (one inpatient facility)(1)
Mississippi
Gulf Coast (Gulfport)
Jackson
Missouri
Kansas City
St. Louis
Nebraska
Omaha
Nevada
Las Vegas (one inpatient facility)(1)
Reno (Sparks)
New Jersey
New Jersey (Piscataway)
New Mexico
Albuquerque (one inpatient facility)(1)(2)
Hobbs
Ohio
Cleveland (Mayfield Heights)
Columbus (one inpatient facility)(1)
Toledo (Maumee)
Oregon
Portland (Beaverton)
Pennsylvania
Harrisburg (Camp Hill)
Philadelphia
Pittsburgh

Rhode Island
Providence (Warwick)
South Carolina
Charleston (North Charleston)
Greenville
Tennessee
Memphis
Nashville
Texas
Amarillo (one inpatient facility)(1)
Austin(2)
Baytown
Beaumont
Brownsville
Conroe (one inpatient facility)(1)
Corpus Christi (one inpatient facility)(1)(2)
Dallas(2)
East Texas (Tyler)
El Paso
Fort Worth (one inpatient facility)(1)
Greenville
Houston (one inpatient facility)(1)
Houston North (one inpatient facility)(1)
Lubbock (one inpatient facility)(1)(2)
San Angelo
San Antonio (one inpatient facility)(1)(2)
Temple
Waxahachie
Utah
Ogden
Salt Lake City
Virginia
Arlington (Vienna)
Norfolk
Richmond
Wisconsin
Milwaukee (West Allis)

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(1) We had a total of 20 inpatient facilities as of December 31, 2009 with a total of 283 beds.

(2) Both Odyssey and VistaCare have a hospice program that is Medicare certified in the respective location.

Support Center: Our corporate office in Dallas, Texas, which we call the Support Center, provides centralized services and resources for each of our hospice programs, including financial accounting systems such as billing, accounts payable and payroll; information and telecommunications systems; clinical support services; human resources; regulatory compliance and quality assurance; training; and legal support. We completed the process of transferring the corporate functions of VistaCare to our Support Center during the fourth quarter of 2008.

We utilize a variety of software programs to manage our operations. Various electronic management reports assist in labor utilization and productivity and show operating trends of our various hospice programs. We utilize our intranet system to assist in standardizing our operational procedures and for certain web-based training. We utilize a tracking system to manage contact and relationship data associated with our CER's and their referral networks. We regularly evaluate relevant technology that could enhance our business processes and efficiency.

Government Regulation and Payment Structure

The healthcare industry and our hospice programs are subject to extensive federal and state regulation. Our hospice programs are licensed as required under the laws of the states where we provide service as either hospices or home health agencies, or both. In addition, our hospice programs must meet the Medicare conditions of participation to be eligible to receive payments under the Medicare and Medicaid programs. Government regulation affects our business by controlling growth, requiring licensing and certification of programs and facilities, regulating how facilities are used and controlling payment for services provided. Further, the regulatory environment in which we operate may change significantly in the future. While we believe we have structured our agreements and operations in material compliance with applicable law, there can be no assurance that we will be able to successfully address changes in the regulatory environment.

In addition to extensive existing government healthcare regulation, there have been numerous initiatives on the federal and state levels for comprehensive reforms affecting the payment for and availability of healthcare services. We believe that these healthcare reform initiatives will continue during the foreseeable future. If adopted, some aspects of the proposed reforms, such as further reductions in Medicare or Medicaid payments, could adversely affect us.

We believe that our business operations materially comply with applicable law. However, we have not received a legal opinion from counsel or from any federal or state judicial or regulatory authority to this effect, and many aspects of our business operations have not been the subject of state or federal regulatory scrutiny or interpretation. Some of the laws applicable to us are subject to limited or evolving interpretations; therefore, a review of our operations by a court or law enforcement or regulatory authority might result in a determination that could have a material adverse effect on us. Furthermore, the laws applicable to us may be amended or interpreted in a manner that could have a material adverse effect on us. Our ability to conduct our business and to operate profitably will depend in part upon obtaining and maintaining all necessary licenses, Medicare and Medicaid certifications, certificates of need and other approvals, and complying with applicable healthcare laws and regulations.

What are Medicare and Medicaid? Medicare is a federally funded and administered health insurance program, primarily for individuals entitled to Social Security benefits who are 65 years of age or older or who are disabled. Medicaid is a health insurance program jointly funded by state and federal governments to provide medical assistance to qualifying low-income persons. All of the 29 states in which we currently operate offer Medicaid hospice services. Because of recent budget pressures, several states have considered or are considering reducing or eliminating Medicaid coverage for hospice services. We cannot assure you that the states that provide a Medicaid hospice benefit will not change or eliminate their Medicaid hospice benefits nor can we assure you that Congress will not change the Medicare hospice benefit.

Medicare Conditions of Participation. The Medicare program requires each of our hospice programs to satisfy prescribed conditions of participation to be eligible to receive payments from Medicare. These conditions of participation describe requirements associated with the management and operations of our hospice programs. Compliance with the conditions of participation is monitored by state survey agencies designated by the Medicare program. In some cases, failure to comply with the conditions may result in payment denials, the imposition of fines or penalties or the implementation of a corrective action plan. In extreme cases or cases in which there is a history of repeat violations, a state survey agency may recommend a suspension of new admissions to the hospice program or termination of the hospice program in its entirety. We believe that we are in material compliance with the conditions of participation; however, we cannot predict how surveyors will interpret all aspects of the Medicare conditions of participation.

The Medicare conditions of participation for hospice programs include the following:

- *Governing Body.* Each hospice must have a governing body that assumes full responsibility for the overall management and operations of a hospice and for ensuring that all services are provided in a manner consistent with accepted standards of practice. The governing body must designate one individual who is responsible for the day-to-day administrative operations of the hospice. The designated individual must be a hospice employee and must possess the education and experience required by the governing body.

- *Direct Provision of Core Services.* Medicare limits those services for which a hospice may use individual independent contractors or contract agencies to provide care to patients. Specifically, substantially all nursing, social work and counseling services must be provided directly by hospice employees meeting specific educational and professional standards. During periods of peak patient loads or under extraordinary circumstances, the hospice may be permitted to use contract workers, but the hospice must agree in writing to maintain professional, financial and administrative responsibility for the services provided by those individuals or entities.

- *Medical Director.* Each hospice must have a medical director who is a physician and who assumes responsibility for overseeing the medical component of the hospice's patient care program. When the medical director is not available, a physician designated by the hospice assumes the same responsibilities and obligations as the medical director. The medical director may be employed by or under contract with the hospice.

- *Professional Management of Non-Core Services.* A hospice may arrange to have non-core services such as therapy services, home health aide services, medical supplies or drugs provided by a non-employee or outside entity. If the hospice elects to use an independent contractor to provide non-core services, then the hospice must do so through a written agreement, and must retain administrative and financial management and supervision over staff and services to ensure the provision of quality hospice care. Written agreements for arranged services must require that all services be authorized by hospice, furnished in a safe and effective manner by qualified personnel, and delivered in accordance with the patient's plan of care.

- *Plan of Care.* The hospice's interdisciplinary group must establish an individualized written plan of care for each hospice patient in collaboration with the patient's attending physician, the medical director or designated hospice physician, the patient or representative and the primary caregiver. The plan of care must be established prior to providing care to any hospice patient. The plan must assess the patient's needs and specify the hospice care and services to be provided to meet those needs and also must be reviewed and updated at specified intervals.

- *Continuation of Care.* A hospice may not discontinue or reduce care provided to a Medicare or Medicaid beneficiary if the individual becomes unable to pay for that care.

- *Admission to Hospice Care.* A hospice shall admit a patient only on the recommendation of the medical director in consultation with, or with input from, the patient's attending physician (if any).

- *Election of Hospice Benefit.* An individual who meets the eligibility requirements for hospice care must file an election statement with the particular hospice that will provide care to the individual. If the individual is physically or mentally incapacitated, his or her representative must file the election statement. An individual or the individual's representative may revoke the individual's election of hospice care at any time.

- *Training.* A hospice must provide orientation and ongoing training for its employees and contracted staff who have patient and family contact. A hospice must assess the skills and competency of all individuals furnishing care, including volunteers furnishing services, and provide in-service training and education programs where required. The hospice must have written policies and procedures describing its methods of assessment of competency and maintain a written description of the in-service training provided during the previous 12 months.

- *Quality Assessment and Performance Improvement.* A hospice must develop, implement and maintain a hospice-wide quality assessment and performance improvement program involving all hospice services, including services provided under arrangement or contract.

- *Interdisciplinary Group.* A hospice must designate an interdisciplinary group to provide or supervise hospice care services. The interdisciplinary group develops and updates plans of care, and establishes policies governing the day-to-day provision of hospice services. The interdisciplinary group must include at least a physician, registered nurse, social worker and spiritual or other counselor. A registered nurse must be designated to coordinate the plan of care and to ensure continuous assessment of each hospice patient's and family's needs.

- *Volunteers.* Hospice programs are required to recruit and train volunteers to provide patient care services or administrative services. Volunteer services must comprise at least five percent of the total patient care hours provided by all paid hospice employees and contract staff.

- *Licensure.* Each hospice and all hospice personnel must be licensed, certified or registered in accordance with applicable federal, state and local laws and regulations.

- *Central Clinical Records.* Hospice programs must maintain clinical records for each hospice patient that are organized in such a way that they may be easily retrieved. The clinical records must be complete and accurate and protected against loss, destruction and unauthorized use. The clinical records must be retained for 6 years after the death or discharge of the patient, unless state law stipulates a longer period of time.

- *Criminal Background Checks.* Hospice programs must obtain a criminal background check on all hospice employees who have direct patient contact or access to patient records. Hospice contracts must require that all contracted entities obtain criminal background checks on contracted employees who have direct patient contact or access to patient records.

In addition to the conditions of participation governing hospice services generally, Medicare regulations also establish conditions of participation related to the provision of various services and supplies that many hospice patients receive from us. These services include therapy services (such as physical therapy, occupational therapy and speech-language pathology), home health aide and homemaker services, pharmaceuticals, medical supplies, short-term general inpatient care and respite inpatient care, among other services.

Surveys. Like many healthcare organizations, our hospice programs undergo surveys by federal and state governmental authorities to assure compliance with both state licensing laws and regulations and the Medicare conditions of participation. As is common in the healthcare community, from time to time, we receive survey reports containing statements of deficiencies for alleged failure to comply with the various regulatory requirements. We review these reports, prepare responses and take appropriate corrective action, if required. The reviewing agency is generally authorized to take various adverse actions against a hospice program found to be in non-compliance, including the imposition of fines or suspension or revocation of a hospice program's license. If this adverse action were taken against any of our hospice programs, this action could materially adversely affect that hospice program's ability to continue to operate and to participate in the Medicare and Medicaid programs. This could materially adversely affect our net patient service revenue and profitability. None of our hospice programs has been suspended at any time from participation in the Medicare or Medicaid programs or had its state licensure suspended or revoked. One of the hospice programs that we acquired from VistaCare had previously been suspended from the Medicare program. Prior to our acquisition of VistaCare, the suspended hospice program's participation in the Medicare program was restored.

Certificate of Need Laws and Other Restrictions. Some states have certificate of need ("CON") laws that require state approval prior to opening new healthcare facilities or expanding services at existing healthcare facilities. Approval under CON laws is generally conditioned on the showing of a demonstrable need for services in the community, and approximately 15 states have CON laws that apply to hospice services. However, some states with CON requirements permit the transfer of a CON from an existing provider to a new provider. We entered Nashville, Tennessee, in 1998, Little Rock, Arkansas, in 2001 and Memphis, Tennessee, in 2003, by acquiring existing hospices that had met the CON requirement in those states. In addition, we applied for and were awarded CONs in Daytona, Miami and Ocala (Marion County), Florida and are currently operating hospice programs in these cities. We have also received a CON to develop and operate a hospice program in Seattle, Washington, which is currently the subject of a court challenge filed by several existing hospice providers in the market. The development of our hospice program in Seattle, Washington is currently stayed until the court challenge is resolved. The State of Alabama recently enacted a CON law that applies to hospice home care programs. We currently operate three programs in Alabama. One of our programs has received approval to operate under the non-substantive review process provided for existing hospice providers in Alabama. Approval of our two remaining programs under this review process is currently pending and we do not anticipate any issues with the approval of these two programs. In the future, we may seek to develop or acquire hospice programs in states that have CON laws. While several states have abolished CON laws and other states do not apply them to hospice services, these laws could adversely affect our ability to expand services at our existing hospice programs or to make acquisitions or develop hospices in new or existing geographic markets.

New York has additional laws that restrict the development and expansion of hospice programs. Under New York law, a hospice cannot be owned by a corporation that has another corporation as a stockholder. These laws may prevent us from being able to provide hospice services to residents of New York.

Limits on the Acquisition or Conversion of Non-Profit HealthCare Organizations. An increasing number of states require government review, public hearings and/or government approval of transactions in which a for-profit entity proposes to purchase or otherwise assume the operations of a non-profit healthcare facility. Heightened scrutiny of these transactions may significantly increase the costs associated with future acquisitions of non-profit hospice programs in some states and otherwise increase the difficulty in completing those acquisitions or prevent them entirely. We cannot assure you that we will not encounter regulatory or governmental obstacles in connection with our acquisition of non-profit hospice programs in the future.

State Licensure of Hospice. Most of our hospice programs must be licensed in the state in which they operate. A few states do not have a hospice license requirement. State license rules and regulations require our hospice programs to maintain certain standards and meet certain requirements, which vary from state to state. We believe that our hospice programs are in material compliance with applicable state licensure requirements. If one of our programs were found to be out of compliance and actions were taken against our program, it could adversely affect our program's ability to continue to operate and to participate in the Medicare and Medicaid programs, which could materially adversely affect us.

Overview of Government Payments

Substantially all of our net patient service revenue is attributable to payments received from the Medicare and Medicaid programs. 97.0%, 96.6% and 97.0% of our net patient service revenue for the years ended December 31, 2009, 2008 and 2007, respectively, were attributable to Medicare and Medicaid payments.

As with most government programs, Medicare and Medicaid are subject to statutory and regulatory changes, possible retroactive and prospective rate adjustments, administrative rulings, and freezes and funding reductions, all of which may adversely affect payments to us. Base payment rates for hospice services under the Medicare and Medicaid programs are indexed for inflation annually; however, these increases have historically been less than actual inflation. These rates are further adjusted geographically by the hospice wage index. On July 31, 2008, CMS published the final rule that modified the hospice wage index by phasing out over a three year period the budget neutrality adjustment factor. According to the final rule, the phase-out would occur over a three year period beginning on October 1, 2008, with 25% of the phase-out becoming effective on October 1, 2008, 50% becoming effective on October 1, 2009 and the balance on October 1, 2010. As part of the American Recovery and Reinvestment Act of 2009, the implementation of the phase-out of the budget neutrality adjustment factor was delayed until October 1, 2009. CMS began paying providers the estimated 1.1% increase in hospice rates from October 1, 2008 in the middle of 2009. On July 30, 2009, CMS issued a final rule to update the Medicare hospice wage index. The final rule also re-implemented the phase-out of the budget neutrality adjustment factor beginning on October 1, 2009. The phase-out of the budget neutrality adjustment factor will now occur over a seven year period, 10% in the first year and an additional 15% in each of the following six years. On October 1, 2009, payments to Medicare participating hospices increased by approximately 1.4%. This increase includes the effect of the first year phase-out of the budget neutrality adjustment factor used in computing the hospice wage index.

As part of its review of the Medicare hospice benefit, MedPAC recommended to Congress in its Medicare publication "Report to Congress: Medicare Payment Policy - March 2009" ("2009 MedPAC Report") that Congress direct the Secretary of Health and Human Services to change the Medicare payment system for hospices to:

- have relatively higher payments per day at the beginning of a patient's hospice care and relatively lower payments per day as the duration of the hospice patient's stay increases,
- include relatively higher payments for the costs associated with patient death at the end of the hospice patient's stay, and
- implement the payment system changes in 2013, with a brief transitional period.

In its 2009 MedPAC Report, MedPAC estimated that these changes would result in a reduction in aggregate payments to for-profit hospices of between 3.2% and 5.0%. Reductions or changes in Medicare or Medicaid funding could significantly reduce our net patient service revenue and our profitability.

On January 14, 2010, MedPAC voted to recommend that the Congress should reduce the annual market basket update for hospice providers on October 1, 2010 by MedPAC's adjustment for productivity growth, which is estimated to be 1.3%. In addition, both the Senate and House of Representatives have passed separate health care reform bills. Each of these bills include several provisions that would adversely impact hospice providers, including a provision to reduce the annual market basket update for hospice providers by a productivity adjustment. We cannot predict at this time whether the recommendations included in the 2009 MedPAC Report, the recommendation approved by MedPAC on January 14, 2010 or the provisions included in the various health care reform proposals will be enacted or whether any additional healthcare reform initiatives will be implemented or whether other changes in the administration of governmental healthcare programs or interpretations of governmental policies or other changes affecting the healthcare system will occur.

Laws and regulations governing the Medicare and Medicaid programs are complex and subject to interpretation. We believe that we are in material compliance with all applicable laws and regulations. Compliance with laws and regulations can be subject to future government review and interpretation as well as significant regulatory action, including fines, penalties and exclusion from the Medicare and Medicaid programs.

Medicare. Medicare pays us based on a prospective payment system under which we receive one of four predetermined daily or hourly rates based on the level of care (See "- Hospice Services and Payment"). The four levels of care are routine home care, continuous home care, general inpatient care and respite inpatient care. As discussed above, these rates are currently subject to annual adjustments for inflation and are also adjusted annually based on geographic location.

Direct patient care physician services delivered by physicians contracted with us are billed separately by us to the Medicare fiscal intermediary and paid at the lesser of the actual charge or 100% of the Medicare allowable charge for these services. This payment is in addition to the daily rates we receive for hospice care. We generally pay our contracted physicians 80% to 95% of the Medicare allowable charge for these physician services. Payments for a patient's attending physician's professional services, other than services furnished by physicians contracted with us, are not paid to us, but rather are billed by and paid directly to the attending physician by the Medicare carrier based on the Medicare physician fee schedule. Physician services represented 0.8% and 0.7% of our gross patient service revenue for 2009 and 2008, respectively.

The Medicare Cap. Various provisions were included in the legislation creating the Medicare hospice benefit to manage the cost to the Medicare program for hospice, including the patient's waiver of curative care requirement, the six-month terminal prognosis requirement and the Medicare payment caps. The Medicare hospice benefit includes two fixed annual caps on payment, both of which are assessed on a program-by-program basis. One cap is an absolute dollar amount limit, and the other cap limits the number of days of inpatient care. None of our hospice programs exceeded the payment limits on general inpatient care services for the years ended December 31, 2009, 2008 and 2007. The caps are calculated from November 1 through October 31 of each year.

Dollar Amount Cap. The Medicare revenue paid to a hospice program from November 1 to October 31 of the following year may not exceed the annual cap amount which is calculated by using the following formula: the product of the number of admissions to the program of patients who are electing to receive their Medicare hospice benefit for the first time, multiplied by the Medicare cap amount, which for the November 1, 2008 through October 31, 2009 Medicare fiscal year was $23,014. The Medicare cap amount is reduced proportionately for patients who transferred in or out of our hospice services. The Medicare cap amount is annually adjusted for inflation, but is not adjusted for geographic differences in wage levels, although hospice per diem payment rates are wage indexed. The Medicare cap amount for the November 1, 2009 through October 31, 2010 cap year has not yet been announced by the Medicare program. We currently estimate the Medicare cap amount to be approximately $23,600 for the Medicare cap year ending October 31, 2010.

The following table shows the Medicare cap amount for the past three years and the estimated amount for the current year:

Medicare Cap Year Ending October 31,	Medicare Cap Amount
2007	$ 21,410
2008	$ 22,386
2009	$ 23,014
2010 (estimated)	$ 23,600

The following table shows the amounts accrued and paid for the Medicare cap contractual adjustments for the years ended December 31, 2007, 2008 and 2009, respectively:

	Accrued Medicare Cap Contractual Adjustments Year Ending December 31,		
	2007	2008	2009
		(in thousands)	
Beginning balance - accrued Medicare cap contractual adjustments	$ 26,679	$ 21,682	$ 23,719
Medicare cap contractual adjustments	5,039(1)	6,852(2)	4,565(3)
Medicare cap contractual adjustments - discontinued operations	2,651(4)	(27)(4)	(79)(4)
Payments to Medicare fiscal intermediaries	(12,687)	(12,996)	(9,407)
Balances acquired from VistaCare	—	8,208	—
Ending balance - accrued Medicare cap contractual adjustments	$ 21,682	$ 23,719	$ 18,798

(1) Includes additional accrual of $0.9 million related to the 2006 Medicare cap year.

(2) Includes additional accrual of $1.5 million related to the 2006 Medicare cap year.

(3) Includes an accrual reversal of $1.1 million related to the 2007 Medicare cap year.

(4) Medicare cap contractual adjustments reclassified to discontinued operations are related to all programs that were discontinued and sold during 2007, 2008 and 2009.

The accuracy of our estimates of the Medicare cap contractual adjustment is affected by many factors, including:

- the actual number of Medicare beneficiary patient admissions and discharges and the dates of occurrence of each;
- changes in the average length of stay at our hospice programs;
- fluctuations in admissions and discharges at our hospice programs;
- possible enrollment of beneficiaries in our hospice programs who may have previously elected Medicare hospice coverage through another hospice program and whose Medicare cap amount is prorated for the days of service for the previous hospice admission;
- possible enrollment of beneficiaries with another hospice program who had been on previous hospice service with one of our own hospice programs and discharged from our hospice program and whose Medicare cap amount is prorated between the programs for the days of service for the subsequent hospice admission;
- fiscal intermediary disallowances of certain beneficiaries and changes in calculation methodology;
- uncertainty surrounding length of patient stay in various patient groups, particularly with respect to non-cancer patients; and

- the fact that we are not advised of the Medicare cap amount that will be used by Medicare to calculate our Medicare cap contractual adjustment until the latter part of the Medicare cap year, requiring us to use an estimate of that amount throughout the year.

Between 2003 and 2009, several of our hospice programs exceeded the Medicare cap amount. As a result, we were required to repay a portion of payments previously received from Medicare. We actively monitor the Medicare cap amount at each of our programs and seek to implement corrective measures as necessary. We maintain what we believe are adequate allowances in the event that we exceed the Medicare cap in any given fiscal year; however, because of the many variables involved in estimating the Medicare cap contractual that are beyond our control, we cannot assure you that we will not increase or decrease our estimated contractual allowance in the future. We cannot assure you that one or more of our hospice programs will not exceed the Medicare cap amount in the future.

Inpatient Care Cap. A hospice program's inpatient care days, either general inpatient or respite inpatient care and regardless of setting, may not exceed 20% of the program's total patient care days in the Medicare cap year. None of our hospice programs exceeded the payment limits on general inpatient care services for the years ended December 31, 2009, 2008 and 2007. We cannot assure you that one or more of our hospice programs will not exceed the Medicare inpatient care cap in the future.

Fiscal Intermediary Reviews and other Billing Audits. Medicare contracts with fiscal intermediaries to process hospice claims and periodically conduct targeted medical reviews and other audits on hospice claims. During a typical review of one of our hospice programs, the fiscal intermediary will request a small number of patient charts to review for hospice appropriateness (that is, clinical documentation that supports the patient's terminal prognosis) and various required documents such as physician signatures and certifications. We routinely challenge claim denials which we believe are unjustified. While we believe that our review results to date are satisfactory, routine reviews and targeted medical reviews of our hospice programs could result in material recoupments or denials of claims.

In addition to the denial of claims, reviews by fiscal intermediaries can impact our cash flow and days outstanding in accounts receivable in two ways. First, in some cases we delay the bill processing of claims undergoing a review by the fiscal intermediary. Second, Medicare has a claims processing procedure known as sequential billing which prevents hospice programs from billing for a period of service for a patient before the prior billed period has been reimbursed. These delays can reduce our cash flow and increase our days outstanding in accounts receivable.

Medicare also contracts with other third parties, such as recovery audit contractors and program integrity contractors, to perform post-payment reviews and audits. These contractors typically request copies of patient charts and review the appropriateness of patients for hospice services and compliance with the technical aspects of hospice billing. We believe our hospice programs comply with all payor requirements at the time of billing. However, we cannot predict whether future billing reviews or similar audits by these contractors will result in material recoupments.

Medicare Six-Month Eligibility Rule and Waiver of Other Medicare Benefits. In order for a Medicare beneficiary to qualify for the Medicare hospice benefit, two physicians must certify that in their clinical judgment the beneficiary has less than six months to live, assuming the disease runs its normal course. Beginning October 1, 2009, the hospice physician is required to include a brief narrative explanation of the clinical findings that supports the determination that the beneficiary has less than six months to live. In addition, the Medicare beneficiary must affirmatively elect hospice care and waive any rights to other Medicare benefits related to the terminal diagnosis. Medicare and other payor sources recognize that terminal illnesses are not entirely predictable, and patients may continue to receive hospice service if the hospice medical director or the patient's attending physician recertify at time intervals prescribed by law that the patient's life expectancy, on a look-forward basis, continues to be less than six months. The recertifications are required 90 and 180 days after admission and every 60 days thereafter. No limits exist on the number of periods that a Medicare beneficiary may be recertified. A Medicare beneficiary may revoke his or her election to receive hospice services at any time and resume receiving regular Medicare benefits. The Medicare beneficiary may elect the hospice benefit again at a later date provided that the beneficiary satisfies the six-month eligibility rule.

In addition to the traditional Medicare fee-for-service program, the Medicare program also offers a managed care benefit to electing Medicare beneficiaries. These managed care programs are often referred to as Medicare Advantage programs. Our payments for services provided to Medicare beneficiaries enrolled in Medicare Advantage programs are currently processed in the same way and at the same rates as those of traditional Medicare fee-for-service beneficiaries. We cannot assure you that hospice services will continue to be paid entirely under the Medicare fee-for-service program.

Medicaid. Medicaid is a state-administered program financed by state funds and matching federal funds to provide medical assistance to the indigent and certain other eligible persons. In 1986, hospice services became an optional state Medicaid benefit. For those states that elect to provide a hospice benefit, Medicaid is required to pay us rates that are at least equal to the hospice rates paid by Medicare. Approximately 45 states and the District of Columbia provide hospice coverage to their Medicaid beneficiaries. Most of the states providing a Medicaid hospice benefit pay us at rates equal to or greater than the rates provided under Medicare and those rates are calculated using the same methodology as Medicare. States maintain flexibility to establish their own hospice election procedures and to limit the number and duration of benefit periods for which they will pay for hospice services. Several states, including states that we operate in, have considered or are considering reducing or eliminating the Medicaid hospice benefit due to budgetary issues. We cannot assure you that states, including states that we operate in, will not in the future reduce or eliminate the Medicaid hospice benefit.

Long-Term Care Facility Residents. For our patients who receive nursing home care under state Medicaid programs in states other than Arizona, Oregon and Pennsylvania, the applicable Medicaid program pays us an amount equal to no more than 95% of the Medicaid per diem nursing home rate for "room and board" services furnished to the patient by the nursing home. This room and board payment is in addition to the applicable Medicare or Medicaid hospice per diem payment that we receive. Pursuant to our standard agreements with nursing homes, we pay the nursing home for these "room and board" services at a rate equal to 100% of the Medicaid per diem nursing home rate. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Expenses."

Other Healthcare Regulations

Fraud and Abuse Laws and Anti-Kickback Statute. Provisions of the Social Security Act, commonly referred to as the fraud and abuse provisions, prohibit the filing of false or fraudulent claims with Medicare or Medicaid and the payment or receipt of any form of remuneration in return for the referral of Medicare or Medicaid patients or arranging for the referral of patients, or in return for the recommendation, arrangement, purchase, lease or order of items or services that are covered by the Medicare or Medicaid programs. Violation of these provisions could constitute a felony criminal offense and applicable sanctions, including imprisonment of up to five years, criminal fines of up to $25,000, civil monetary penalties of up to $50,000 per act plus three times the amount claimed or three times the remuneration offered and exclusion from the Medicare and Medicaid programs. Many states have adopted similar prohibitions against payments that are intended to induce referrals of Medicaid and other third-party payor patients.

The Office of Inspector General, Department of Health and Human Services ("OIG"), has published numerous "safe harbors" that exempt some practices from enforcement action under the federal fraud and abuse laws. These safe harbors exempt specified activities, including bona fide employment relationships, some contracts for the rental of space or equipment, some personal service arrangements and management contracts, and certain joint ventures. While the failure to satisfy all of the requirements of a particular safe harbor does not necessarily mean that the arrangement is unlawful, arrangements that do not satisfy a particular safe harbor may be subject to scrutiny by the OIG.

We are required under the Medicare conditions of participation and some state licensing laws to contract with numerous healthcare providers and practitioners, including physicians, hospitals and nursing homes, and to arrange for these individuals or entities to provide services to our patients. In addition, we have contracts with other suppliers, including pharmacies, ambulance services and medical equipment companies. Some of these individuals or entities may refer, or be in a position to refer, patients to us, and we may refer, or be in a position to refer, patients to these individuals or entities. These arrangements may not qualify for a safe harbor. We believe that our contracts and arrangements with providers, practitioners and suppliers are not in violation of applicable fraud and abuse laws.

Pursuant to the Anti-Kickback Statute, and in an effort to reduce potential fraud and abuse relating to federal healthcare programs, the federal government has announced a policy of increased scrutiny of joint ventures and other transactions among healthcare providers. The OIG closely scrutinizes healthcare joint ventures involving physicians and other referral sources. The OIG published a fraud alert that outlined questionable features of "suspect" joint ventures in 1989 and a Special Advisory Bulletin related to contractual joint ventures in 2003, and the OIG has continued to rely on fraud alerts in later pronouncements. We currently operate four joint venture hospice programs. Because one of our subsidiaries is an investor in each of our joint ventures, and since one of our other subsidiaries provides management and other services to the joint venture hospice program, our joint venture arrangements do not fit within the specific terms of the small investment interest safe harbor or any other safe harbor. We believe, however, that our joint venture arrangements do not fall within the activities prohibited by the Anti-Kickback Statute.

From time to time, various federal and state agencies, such as the OIG, issue a variety of pronouncements, including fraud alerts, the OIG's Annual Work Plan and other reports, identifying practices that may be subject to heightened scrutiny. For example, in March 1998, the OIG issued a special fraud alert titled "Fraud and Abuse in Nursing Home Arrangements with Hospices." This special fraud alert focused on payments received by nursing homes from hospices. The OIG also issued a voluntary Compliance Program Guidance for Hospices in September 1999. We believe that we are in material compliance with all applicable federal and state fraud and abuse laws. However, we cannot assure you that these laws will not be interpreted in the future in such a way as to cause us to be in violation of these laws.

HIPAA Fraud and Abuse Provisions. Portions of the Health Insurance Portability and Accountability Act of 1996 ("HIPAA") impose civil monetary penalties in cases involving the fraud and abuse laws or contracting with excluded providers. In addition, HIPAA created new statutes making it a felony to engage in fraud, theft, embezzlement, or the making of false statements with respect to healthcare benefit programs, including private and government programs. In addition, federal enforcement agencies can exclude from the Medicare and Medicaid programs any investors, officers and managing employees associated with business entities that have committed healthcare fraud, even if the individual had no first-hand knowledge of the fraud.

Civil Monetary Penalties Statute. The federal civil monetary penalties statute prohibits any person or entity from knowingly submitting false or fraudulent claims, offering to or making payments to a beneficiary to induce the beneficiary to use a particular provider or supplier, or arranging or contracting with an individual or entity that the person or entity knows or should know is excluded from the Medicare or Medicaid programs for the provision of items or services that may be reimbursed, in whole or in part, by the Medicare or Medicaid programs. Violations can result in civil monetary penalties ranging from $10,000 to $50,000 per claim or act, plus damages of not more than three times the amount claimed for each such item or service.

False Claims Act. In addition to federal fraud and abuse laws, under separate statutes, the submission of claims for items and services that are "not provided as claimed" may lead to civil monetary penalties, criminal fines and imprisonment, and/or exclusion from participation in federally funded healthcare programs, including the Medicare and Medicaid programs. These false claims statutes include the Federal False Claims Act. Under the Federal False Claims Act, in addition to actions being initiated by the federal government, a private party may bring an action on behalf of the federal government. These private parties, are often referred to as qui tam relators, and are entitled to share in any amounts recovered by the government. Both direct enforcement activity by the government and qui tam actions have increased significantly in recent years and have increased the risk that a healthcare company, like us, will have to defend a false claims action, pay fines or be excluded from the Medicare and/or Medicaid programs as a result of an investigation arising out of this type of an action. Many states have enacted similar laws providing for the imposition of civil and criminal penalties for the filing of fraudulent claims. We are currently defending an action filed by a *qui tam* relator under the Federal False Claims Act and various state false claims acts. (See "Item 3. Legal Proceedings.") Because of the complexity of the government regulations applicable to our industry, we cannot assure that we will not be the subject of additional actions under the False Claims Act or similar state law.

State False Claims Laws. The Deficit Reduction Act of 2005, or "DRA", which was signed into law on February 8, 2006, includes a provision encouraging states to adopt their own false claims act provisions by increasing the states' share of any recoveries related to Medicaid funds. The majority of the states where we currently do business, have already adopted state false claims laws that mirror to some degree the federal false claims laws. While these statutes vary in scope and effect, the penalties for violating these false claims laws include administrative, civil and/or criminal fines and penalties, imprisonment and the imposition of multiple damages. There has been an increase in enforcement activity by the states due in part to the implementation of the DRA.

The Stark Law and State Physician Self-Referral Laws. Section 1877 of the Social Security Act, commonly known as the "Stark Law," prohibits physicians, subject to the exceptions described below, from referring Medicare or Medicaid patients to any entity providing "designated health services" in which the physician has an ownership or investment interest or with which the physician has entered into a compensation arrangement. Persons who violate the Stark Law are subject to civil monetary penalties and exclusion from the Medicare and Medicaid programs.

Hospice care is not specifically enumerated as a health service subject to this prohibition; however, some of the ten designated health services under the Stark Law, including physical therapy, pharmacy services and certain infusion therapies, are among the specific services furnished by our hospice programs. Regulations interpreting the Stark Law currently provide that compensation arrangements between referring physicians and a hospice will not violate the Stark Law. We cannot assure you, however, that future regulatory changes will not result in us becoming subject to the Stark Law's prohibition in the future.

Many states have also enacted physician self-referral laws, which generally prohibit financial relationships with referral sources that are not limited to services for which Medicare or Medicaid payments may be made. Similar penalties, including loss of license or eligibility to participate in government programs and civil and criminal fines, apply to violations of these state self-referral laws. These laws vary from state to state and have seldom been interpreted by the courts or regulatory agencies. We believe that our relationships with physicians do not violate these state self-referral laws. However, we cannot assure you that these laws will not be interpreted in the future in such a way as to call into question our relationships with physicians, including our physician joint ventures.

Prohibition on Employing or Contracting with Excluded Providers. The Social Security Act and federal regulations state that individuals or entities that have been convicted of a criminal offense related to the delivery of an item or service under Medicare or Medicaid programs or that have been convicted, under state and federal law, of a criminal offense relating to neglect or abuse of residents in connection with the delivery of a healthcare item or service cannot participate in any federal health care programs, including Medicare and Medicaid. Additionally, individuals and entities convicted of fraud, that have had their licenses revoked or suspended, or that have failed to provide services of adequate quality, also may be excluded from the Medicare and Medicaid programs. Federal regulations prohibit Medicare providers, including hospice programs, from submitting claims for items or services or their related costs if an excluded provider furnished those items or services. The OIG maintains a list of excluded persons and entities. Nonetheless, it is possible that we might unknowingly bill for services provided by an excluded person or entity with whom it contracts. The penalty for contracting with an excluded provider may range from civil monetary penalties of $50,000 and damages of up to three times the amount of payment that was inappropriately received.

Corporate Practice of Medicine and Fee-Splitting. Most states have laws that restrict or prohibit unlicensed persons or business entities, including corporations, from employing physicians and/or prohibit direct or indirect payments or fee-splitting arrangements between physicians and unlicensed persons or business entities. Possible sanctions for violations of these restrictions include loss of a physician's license, civil and criminal penalties and rescission of business arrangements. These laws vary from state to state, are often vague and have seldom been interpreted by the courts or regulatory agencies.

We employ or contract with physicians to provide medical direction and patient care services. A state with these prohibitions could determine that the provision of patient care services by our contracted physicians violates the corporate practice of medicine and/or fee-splitting prohibitions. We structure our arrangements with healthcare providers to comply with the relevant state law. However, we cannot assure you that government officials charged with the responsibility for enforcing these laws will not assert that we, or transactions in which we are involved, are in violation of these laws. These laws may also be interpreted by the courts in a manner inconsistent with our interpretations. The determinations or interpretations by a state may require us to restructure our arrangements with physicians in the applicable state.

Regulation Governing the Privacy and Transmission of Healthcare Information

In addition to its antifraud provisions, HIPAA also requires improved efficiency in healthcare delivery by standardizing electronic data interchange and by protecting the confidentiality and security of individual health data. More specifically, HIPAA calls for:

- standardization of certain electronic patient health, administrative and financial data;
- privacy standards protecting the privacy of individually identifiable health information; and
- security standards protecting the confidentiality and integrity of electronically held individually identifiable health information.

In August 2000, final regulations establishing standards for electronic data transactions and code sets, as required under HIPAA, were released. These standards are designed to allow entities within the healthcare industry to exchange medical, billing and other information and to process transactions in a more timely and cost effective manner. Modifications to the electronic data transactions and code sets standards were issued on February 20, 2003, and further modifications were issued on March 10, 2003.

The HIPAA privacy standards are designed to protect the privacy of certain individually identifiable health information. The privacy standards have required us to make certain updates to our policies and procedures and conduct training for our employees surrounding these standards. Sanctions for failing to comply with the HIPAA privacy rules could include civil monetary penalties of $100 per incident, up to a maximum of $50,000 per person, per year, per standard, with maximum penalties for additional violations in any one year ranging from $25,000 to $1.5 million. The final rule also provides for criminal penalties of up to $50,000 and one year in prison for knowingly and improperly obtaining or disclosing protected health information, up to $100,000 and five years in prison for obtaining protected health information under false pretenses, and up to $250,000 and ten years in prison for obtaining or disclosing protected health information with the intent to sell, transfer or use such information for commercial advantage, personal gain or malicious harm.

The American Recovery and Reinvestment Act of 2009 made several significant changes to the HIPAA privacy and security requirements. These changes include mandatory notification of breaches of privacy and security involving protected health information to the affected individuals, the Department of Health and Human Services and, in certain circumstances, the media. In addition, several changes were made to increase enforcement of the HIPAA privacy and security requirements, including giving state attorneys general new civil enforcement authority related to violations of HIPAA's privacy and security provisions and requiring the Department of Health and Human Services to conduct periodic audits of covered entities. Because of the recent enactment of these changes and the lack of regulatory guidance we cannot assure you that these changes will not have a material adverse affect on us once they are fully implemented.

Additional Federal and State Healthcare Laws. The federal government and all states also regulate other aspects of the hospice industry. In particular, our operations are subject to federal and state laws covering professional services, the dispensing of drugs and other types of hospice activities. Some of our employees are subject to state laws and regulations governing the ethics and practice of medicine, respiratory therapy, pharmacy and nursing.

Surveys and Certification. Our operations are subject to periodic survey by government entities to assure compliance with applicable state licensing and Medicare and Medicaid certification. From time to time in the ordinary course of business, we, like other healthcare companies, receive survey reports containing deficiencies for alleged failure to comply with applicable requirements. We review these reports and take appropriate corrective action if necessary. The failure to take corrective action or to obtain, renew or maintain any of the required regulatory approvals, certifications or licenses could materially adversely affect our business and could prevent our hospice programs involved therein from offering services to patients or billing for those services. In addition, laws and regulations often are adopted to regulate new products, services and industries. We cannot assure you that either the states or the federal government will not impose additional regulations upon our activities that might adversely affect us.

Employment Laws and Regulations. As a large employer, we are subject to various federal and state laws regulating employment practices. We are specifically subject to audits by various federal and state agencies regarding our compliance with these laws. In addition, current and former employees can initiate litigation alleging violations of federal and/or state wage and hour laws and federal and state anti-discrimination and harassment laws. We believe that our employment practices are in material compliance with applicable federal and state laws. However, we cannot assure you that government officials charged with the responsibility of enforcing these laws or current or former employees will not assert that we are in violation of these laws, or that these laws will be interpreted by the courts in a manner consistent with our interpretations.

Compliance with Health Regulatory Laws. We maintain an internal corporate compliance program and from time to time retain regulatory counsel for guidance on applicable laws and regulations. However, we cannot assure you that our practices, if reviewed, would be found to be in compliance with applicable federal and state laws, as the laws ultimately may be interpreted.

Compliance and Quality Assessment and Performance Improvement Programs

We have a comprehensive company-wide compliance program. Our compliance program provides for:

- a compliance officer and committee;
- a corporate code of business conduct and ethics and standards of conduct;
- employee education and training;
- an internal system for reporting concerns on a confidential, anonymous basis;
- ongoing internal auditing and monitoring programs; and
- a means for enforcing the compliance program policies.

As part of our ongoing internal auditing and monitoring programs, we conduct periodic compliance reviews and internal regulatory audits and mock surveys at each of our Medicare-certified hospice programs. If a program does not achieve a satisfactory rating, we require it to prepare and implement a plan of correction. In certain situations we will perform a follow-up audit and survey to verify that all deficiencies identified in the initial audit and survey have been corrected.

On July 6, 2006, we entered into a five-year Corporate Integrity Agreement ("CIA") with the OIG. The CIA is structured to assure the federal government of our federal health care program compliance and specifically covers clinical appropriateness of our hospice patients. The CIA imposes certain auditing, self-reporting and training requirements that we must comply with. Under the CIA, we have an affirmative obligation to report to the government probable violations of applicable federal health care laws and regulations. This obligation could result in greater scrutiny by regulatory authorities. Breach of the CIA could subject us to substantial monetary penalties or affect our participation in the Medicare and Medicaid programs, or both. We have agreed, during the five-year term of the CIA, to operate our compliance program in a manner that meets the requirements of the CIA.

We have a quality assessment and performance improvement program in place. Our quality assessment and performance improvement program involves:

- on-going education of staff and quarterly quality assessment and performance improvement meetings at each of our hospice programs and at our Support Center;
- quarterly comprehensive audits of patient charts and site operations performed by each of our hospice programs; and
- at least once a year, a comprehensive audit of patient charts and site operations performed on each of our hospice programs by our clinical compliance staff.

If a hospice program fails to achieve a satisfactory rating on a patient chart audit, we require the program to prepare and implement a plan of correction. We then conduct a follow-up patient chart audit to verify that appropriate action has been taken to prevent future deficiencies.

We continually expand and refine our compliance and quality assessment and performance improvement programs. Specific written policies, procedures, training and educational materials and programs, as well as auditing and monitoring activities, have been prepared and implemented to address the functional and operational aspects of our business. Our programs also address specific problem areas identified through regulatory interpretation and enforcement activities. Our policies, training, standardized documentation requirements, reviews and audits also specifically address our financial arrangements with our referral sources, including fraud and abuse laws and physician self-referral laws.

Competition

Hospice care in the United States is competitive. Because payments for hospice services are generally paid on a per diem basis, we compete primarily on our ability to deliver quality, responsive services. The hospice care market is highly fragmented, and we compete with a large number of organizations, some of which have or may obtain significantly greater financial and marketing resources than us. According to MedPAC, in 2008 there were 3,389 Medicare-certified hospice programs, an increase of 4.0% over 2007. According to MedPAC, approximately 35% of existing hospice programs are not-for-profit programs. Many hospice programs are small- and medium-sized programs.

We also compete with a number of national and regional hospice providers, including Vitas Healthcare which is a subsidiary of Chemed Corporation, hospitals, long-term care facilities, home health agencies and other healthcare providers, including those with which we presently maintain contractual relationships, that offer hospice and/or palliative care services such as Golden Living (formerly Beverly Enterprises, Inc.) and Manor Care, Inc. Many of them offer home care to patients who are terminally ill, and some actively market palliative care and "hospice-like" programs. Relatively few barriers to entry exist, so other companies not currently providing hospice care may enter the hospice markets that we serve and expand the variety of services they offer.

Insurance

We maintain primary general (occurrence basis) and professional (claims made basis) liability coverage on a company-wide basis with limits of $1.0 million per occurrence and $3.0 million in the aggregate, both with a deductible of $75,000 per occurrence or claim. We also maintain workers' compensation coverage, except in Texas, at the statutory limits and an employer's liability policy with a $1.0 million limit per accident/employee, with a deductible of $500,000 per occurrence. In Texas we do not subscribe to the state workers' compensation program; instead, we maintain a separate employer's excess indemnity coverage in the amount of $5.0 million per accident/employee and voluntary indemnity coverage in the amount of $5.0 million per accident/employee, with a $5.0 million aggregate limit. We also maintain a policy insuring hired and non-owned automobiles on a company-wide basis with a $1.0 million limit of liability and a $250,000 deductible per occurrence. In addition, we maintain umbrella coverage with a limit of $20.0 million excess over the general, professional, hired and non-owned automobile and employer's liability policies.

Employees

As of December 31, 2009, we had 5,891 full-time employees and 203 part-time employees. Approximately 25% of our full-time employees and 20% of our part-time employees are registered nurses. None of our employees are currently covered by collective bargaining agreements.

Available Information

We file reports with the Securities and Exchange Commission ("SEC"). We are a reporting company and file an Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K when necessary. The public may read and copy any materials that we file with the SEC at the SEC's Public Reference Room at 100 F. Street, NE, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference

Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. That website address is http://www.sec.gov.

We maintain a website with the address http://www.odsyhealth.com. We are not including the information contained on our website as a part of, or incorporating it by reference into, this Annual Report on Form 10-K. We make available free of charge through our website our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and amendments to these reports, as soon as reasonably practicable after we electronically file such material with, or furnish such material to, the SEC. These Annual Reports, Quarterly Reports and Current Reports may be found on our website under the "Investor Relations" tab by clicking on the link titled "SEC Filings." Information relating to our corporate governance policies, including our Corporate Code of Business Conduct and Ethics and Healthcare Compliance Program Standards of Conduct for our directors, officers and employees and information concerning our Board committees, including committee charters, is also available on our website at http://www.odsyhealth.com under the "Investor Relations" tab by clicking on the link titled "Corporate Governance." We will provide any of the foregoing information free of charge upon written request to Investor Relations, Odyssey HealthCare, Inc., 717 N. Harwood, Suite 1500, Dallas, Texas 75201. Reports of our executive officers, directors and any other persons required to file securities ownership reports under Section 16(a) of the Securities Exchange Act of 1934 are also available through our website under the "Investor Relations" tab by clicking on the link titled "SEC Filings" and then clicking on the link "View Section 16 Filings (3,4,5)."

Item 1A. *Risk Factors*

An investment in our common stock is subject to significant risks inherent in our business. As such, you should consider carefully the risks and uncertainties described below and the other information included in this Annual Report on Form 10-K. The occurrence of any of the events described below could have a material adverse effect on our business. Additional risks and uncertainties that we do not presently know or that we currently consider immaterial may also impair our business operations. If any of the following risks occur, it could cause the trading price of our common stock to decline, perhaps significantly.

If we fail to comply with the terms of our Corporate Integrity Agreement, we could be subject to substantial monetary penalties or suspension or termination from participation in the Medicare and Medicaid programs.

On July 6, 2006, we entered into a five-year Corporate Integrity Agreement ("CIA") with the Office of Inspector General of Health and Human Services. The CIA imposes certain auditing, self-reporting and training requirements that we must comply with. If we fail to comply with the terms of our CIA, we could be subject to substantial monetary penalties and/or suspension or termination from participation in the Medicare and Medicaid programs. The imposition of monetary penalties would adversely affect our profitability. A suspension or termination of our participation in the Medicare and Medicaid programs would have a material adverse affect on our profitability and financial condition as substantially all of our net patient service revenue is attributable to payments received from the Medicare and Medicaid programs. 97.0% and 96.6% of our net patient service revenue for the years ended December 31, 2009 and 2008, respectively, were attributed to Medicare and Medicaid payments.

We are highly dependent on payments from Medicare and Medicaid. If there are changes in the rates or methods governing these payments for our services, our net patient service revenue and profits could materially decline.

We are highly dependent on payments from Medicare and Medicaid. Approximately 97.0%, 96.6% and 97.0% of our net patient service revenue for 2009, 2008 and 2007, respectively, consisted of payments, paid primarily on a per diem basis, from the Medicare and Medicaid programs. Because we generally receive fixed payments for our hospice care services based on the level of care provided to our hospice patients, we are at risk for the cost of services provided to our hospice patients. On July 31, 2008, CMS published the final rule that modified the hospice wage index by phasing out over a three year period the budget neutrality adjustment factor. According to the final rule, the phase-out would occur over a three year period beginning on October 1, 2008, with 25% of the phase-out becoming effective on October 1, 2008, 50% becoming effective on October 1, 2009 and the balance on October 1, 2010. As part of the American Recovery and Reinvestment Act of 2009, the implementation of the phase-out of the budget neutrality adjustment factor was delayed until October 1, 2009. CMS began paying providers the estimated

1.1% increase in hospice rates from October 1, 2008 in the middle of 2009. On July 30, 2009, CMS issued a final rule to update the Medicare hospice wage index. The final rule also re-implemented the phase-out of the budget neutrality adjustment factor beginning on October 1, 2009. The phase-out of the budget neutrality adjustment factor will now occur over a seven year period, 10% in the first year and an additional 15% in each of the following six years. On October 1, 2009, payments to Medicare participating hospices increased by approximately 1.4%. This increase includes the effect of the first year phase-out of the budget neutrality adjustment factor used in computing the hospice wage index.

As part of its review of the Medicare hospice benefit, MedPAC recommended to Congress in its 2009 MedPAC Report that Congress direct the Secretary of Health and Human Services to change the Medicare payment system for hospice to:

- have relatively higher payments per day at the beginning of a patient's hospice care and relatively lower payments per day as the length of the duration of the hospice patient's stay increases,

- include relatively higher payments for the costs associated with patient death at the end of the hospice patient's stay, and

- implement the payment system changes in 2013, with a brief transitional period.

In its 2009 MedPAC Report, MedPAC estimated that these changes would result in a reduction in aggregate payments to for-profit hospices of between 3.2% and 5.0%.

On January 14, 2010 MedPAC voted to recommend that the Congress should reduce the annual market basket update for hospice providers on October 1, 2010 by MedPAC's adjustment for productivity growth, which is estimated to be 1.3%. In addition, both the Senate and House of Representatives have passed separate health care reform bills. Each of these bills include several provisions that would adversely impact hospice providers, including a provision to reduce the annual market basket update for hospice providers by a productivity adjustment. We cannot predict at this time whether the recommendations included in the 2009 MedPAC Report, the recommendation approved by MedPAC on January 14, 2010 or the provisions included in the various health care reform proposals will be enacted or whether any additional healthcare reform initiatives will be implemented or whether other changes in the administration of governmental healthcare programs or interpretations of governmental policies or other changes affecting the healthcare system will occur.

Due to budgetary concerns, several states have considered or are considering reducing or eliminating the Medicaid hospice benefit.

Reductions or changes in Medicare or Medicaid funding could significantly reduce our net patient service revenue and our profitability. We cannot predict at this time whether the recommendations included in the 2009 MedPAC Report or MedPAC's January 14, 2010 recommendation will be enacted or whether any additional healthcare reform initiatives will be implemented or whether other changes in the administration of governmental healthcare programs, including the elimination of Medicaid hospice benefits, or interpretations of governmental policies or other changes affecting the healthcare system will occur. Reductions in amounts paid by government programs for our services or changes in methods or regulations governing payments could cause our net patient service revenue and profits to materially decline.

We are subject to a Medicare cap amount which is calculated by Medicare. Our net patient service revenue and profitability could be adversely affected by limitations on Medicare payments.

Overall payments made by Medicare to us are subject to a cap amount calculated by the Medicare fiscal intermediary at the end of the hospice cap period. The hospice cap period runs from November 1st of each year through October 31st of the following year. Total Medicare payments received by each of our Medicare-certified programs during this period are compared to the cap amount for this period. Payments in excess of the cap amount must be returned by us to Medicare. The cap amount is calculated by multiplying the number of beneficiaries electing hospice care during the period by a statutory Medicare cap amount that is indexed for inflation. The Medicare cap amount is reduced proportionately for Medicare patients who transferred into or out of our hospice programs and either received or will receive hospice services from another hospice provider. The Medicare cap amount for the twelve month period ending October 31, 2010 has not been established by Medicare. Once published, the new Medicare cap amount will become effective retroactively for all services performed since November 1, 2009. The hospice cap amount is computed on a program-by-program basis. Our net patient service revenue for 2009 was reduced by approximately $4.5 million as a result of our hospice programs exceeding the Medicare cap. Our ability to comply with this limitation depends on a number of factors relating to a given hospice program, including number of admissions, average length of stay, mix in level of care and Medicare patients that transfer into and out of our hospice programs. Our revenue and profitability may be materially reduced if we are unable to comply with this and other Medicare payment limitations. We cannot assure you that additional hospice programs will not exceed the cap amount in the future or that our estimate of the Medicare cap contractual adjustment will not materially differ from the actual Medicare cap amount.

We operate in an industry that is subject to extensive federal, state and local regulation, and changes in law and regulatory interpretations could reduce our net patient service revenue and profitability.

The healthcare industry is subject to extensive federal, state and local laws, rules and regulations relating to, among others:

- payment for services;
- conduct of operations, including fraud and abuse, anti-kickback prohibitions, physician self-referral prohibitions and false claims;
- privacy and security of medical records;
- employment practices; and
- facility and professional licensure, including certificates of need, surveys, certification and recertification requirements, and corporate practice of medicine prohibitions.

In recent years, Congress and some state legislatures have introduced an increasing number of proposals to make significant changes in the healthcare system. Changes in law and regulatory interpretations could increase costs, reduce our net patient service revenue and profitability.

Recently, there have been heightened coordinated civil and criminal enforcement efforts by both federal and state government agencies relating to the healthcare industry. There has also been an increase in the filing of actions by private individuals on behalf of the federal government against healthcare companies alleging the filing of false or fraudulent Medicare or Medicaid claims. This heightened enforcement activity increases our potential exposure to damaging lawsuits, investigations and other enforcement actions. Any such action could distract our management and adversely affect our business reputation and profitability.

We were the subject of a civil investigation by the Civil Division of the United States Department of Justice ("DOJ"). On July 6, 2006, we entered into a settlement agreement with the DOJ to permanently settle the investigation. As part of the settlement of the investigation we entered into a corporate integrity agreement on July 6, 2006 with the U.S. Department of Health and Human Services, Office of Inspector General.

On February 14, 2008, we received a letter from the Medicaid Fraud Control Unit of the Texas Attorney General's office notifying us that it is conducting an investigation concerning Medicaid hospice services provided by us, including our practices with respect to patient admission and retention, and requesting medical records of approximately 50 patients served by our programs in the State of Texas. Based on the preliminary stage of this investigation and the limited information that we have at this time, we cannot predict the outcome of this investigation, the Texas Attorney General's views of the issues being investigated, any actions that the Texas Attorney General may take or the impact, if any, that the investigation may have on our business, results of operations, liquidity or capital resources. We believe that we are in material compliance with the rules and regulations applicable to the Texas Medicaid hospice program. See "Item 3. Legal Proceedings" and note "18. Commitments and Contingencies" to our consolidated financial statements.

On May 5, 2008, we received a letter from the United States Department of Justice ("DOJ") notifying us that it is conducting an investigation of VistaCare, Inc. and requesting that we provide certain information and documents related to its investigation of claims submitted by VistaCare to Medicare, Medicaid and TRICARE from January 1, 2003 through March 6, 2008, the date we completed the acquisition of VistaCare. We have been informed by the DOJ and the Medicaid Fraud Control Unit of the Texas Attorney General's Office that they are reviewing allegations that VistaCare may have billed the federal Medicare, Medicaid and TRICARE programs for hospice services that were not reasonably or medically necessary or performed as claimed. The basis of the investigation is a *qui tam* lawsuit filed in the United States District Court for the Northern District of Texas by a former employee of VistaCare. The lawsuit was unsealed on October 5, 2009 and served on us on January 28, 2010. In connection with the unsealing of the complaint, the DOJ filed a notice with the court declining to intervene in the *qui tam* action at this time. The Texas Attorney General also filed a notice of non-intervention with the court. While these actions should not be viewed as a final assessment by the DOJ or the Texas Attorney General of the merits of this *qui tam* action, we consider them to be positive developments. We continue to cooperate with the DOJ and the Texas Attorney General in their investigation. Based on the limited information that we have at this time we cannot predict the outcome of the investigation, the DOJ's or Texas Attorney General's views of the issues being investigated, other than the DOJ's and Texas Attorney General's notice declining to intervene in the *qui tam* action at this time, any actions that the DOJ or Texas Attorney General may take or the impact, if any, that the investigation may have on our business, results of operations, liquidity or capital resources.

On January 5, 2009, we received a letter from the Georgia State Health Care Fraud Control Unit notifying us that it is conducting an investigation concerning Medicaid hospice services provided by VistaCare from 2003 through 2007 and requesting certain documents. We are cooperating with the Georgia State Health Care Fraud Control Unit and have complied with the document request. Based on the preliminary stage of this investigation and the limited information that we have at this time we cannot predict the outcome of the investigation, the Georgia State Health Care Fraud Control Unit's views of the issues being investigated, any actions that the Georgia State Health Care Fraud Control Unit may take or the impact, if any, that the investigation may have on our business, results of operations, liquidity or capital resources.

On February 2, 2009, we received a subpoena from the OIG requesting certain documents related to our provision of continuous care services from January 1, 2004 through February 2, 2009. On September 9, 2009 we received a second subpoena from the OIG requesting medical records for certain patients who had been provided continuous care services by us during the same time period. We are cooperating with the OIG and are in the process of complying with the subpoena request. Based on the preliminary stage of this investigation and the limited information that we have at this time we cannot predict the outcome of the investigation, the OIG's views of the issues being investigated, any actions that the OIG may take or the impact, if any, that the investigation may have on our business, results of operations, liquidity or capital resources.

On February 23, 2010, we received a subpoena from the OIG requesting various documents and certain patient records of one our hospice programs relating to services performed from January 1, 2006 through December 31, 2009. We are cooperating with the OIG and are in the process of complying with the subpoena request. Because of the preliminary stage of this investigation and the limited information that we have at this time we cannot predict the outcome of the investigation, the OIG's views of the issues being investigated, any actions that the OIG may take or the impact, if any, that the investigation may have on our business, results of operations, liquidity or capital resources.

In the future, different interpretations or enforcement of laws, rules and regulations governing the healthcare industry could subject our current business practices to allegations of impropriety or illegality or could require us to make changes in our facilities, equipment, personnel, services and capital expenditure programs, increase our operating expenses and distract our management. If we fail to comply with these extensive laws and government regulations, we could become ineligible to receive government program payments, suffer civil and criminal penalties or be required to make significant changes to our operations. In addition, we could be forced to expend considerable resources responding to an investigation or other enforcement action under these laws or regulations. For a more detailed discussion of the regulatory environment in which we operate, see "Item 1. Business - Government Regulation and Payment Structure."

Approximately 35% of our hospice patients reside in nursing homes. Changes in the laws and regulations regarding payments for hospice services and "room and board" provided to our hospice patients residing in nursing homes could reduce our net patient service revenue and profitability.

For our hospice patients receiving nursing home care under certain state Medicaid programs who elect hospice care under Medicare or Medicaid, the state must pay us, in addition to the applicable Medicare or Medicaid hospice per diem rate, an amount equal to at least 95% of the Medicaid per diem nursing home rate for "room and board" furnished to the patient by the nursing home. We contract with various nursing homes for the nursing homes' provision of certain "room and board" services that the nursing homes would otherwise provide Medicaid nursing home patients. We bill and collect from the applicable state Medicaid program an amount equal to at least 95% of the amount that would otherwise have been paid directly to the nursing home under the state's Medicaid plan. Under our standard nursing home contracts, we pay the nursing home for these "room and board" services at 100% of the Medicaid per diem nursing home rate.

Government studies conducted in the last several years have suggested that the reimbursement levels for hospice patients living in nursing homes may be excessive. In particular, the federal government has expressed concern that hospice programs may provide fewer services to patients residing in nursing homes than to patients living in other settings due to the presence of the nursing home's own staff to address problems that might otherwise be handled by hospice personnel. Because hospice programs are paid a fixed per diem amount, regardless of the volume or duration of services provided, the government is concerned that hospice programs may be increasing their profitability by shifting the cost of certain patient care services to the nursing home.

The reduction or elimination of Medicare payments for hospice patients residing in nursing homes would significantly reduce our net patient service revenue and profitability. In addition, changes in the way nursing homes are reimbursed for "room and board" services provided to hospice patients residing in nursing homes could affect our ability to obtain referrals from nursing homes. A reduction in referrals from nursing homes would adversely affect our net patient service revenue and profitability.

If we are unable to maintain relationships with existing patient referral sources or to establish new referral sources, our growth and profitability could be adversely affected.

Our success is heavily dependent on referrals from physicians, nursing homes, assisted living facilities, adult care centers, hospitals, managed care companies, insurance companies and other patient referral sources in the communities that our hospice locations serve, as well as on our ability to maintain good relations with these referral sources. Our referral sources are not contractually obligated to refer hospice patients to us and may refer their patients to other hospice care providers, or not at all. Our growth and profitability depend significantly on our ability to provide good patient and family care, to establish and maintain close working relationships with these patient referral sources and to increase awareness and acceptance of hospice care by our referral sources and their patients. We cannot assure you that we will be able to maintain our existing referral source relationships or that we will be able to develop and maintain new relationships in existing or new markets. Our loss of existing relationships or our failure to develop new relationships could adversely affect our ability to expand our operations and operate profitably. Moreover, we cannot assure you that awareness or acceptance of hospice care will increase.

Our growth strategy to develop new hospice programs in new and existing markets may not be successful, which could adversely impact our growth and profitability.

An element of our growth strategy is expansion of our business by developing new hospice programs in new markets and growth in our existing markets. This aspect of our growth strategy may not be successful, which could adversely impact our growth and profitability. We cannot assure you that we will be able to:

- identify markets that meet our selection criteria for new hospice programs;
- hire and retain a qualified management team to operate each of our new hospice programs;
- manage a large and geographically diverse group of hospice programs;
- become Medicare and Medicaid certified in new markets;
- generate sufficient hospice admissions in new markets to operate profitably in these new markets; or
- compete effectively with existing programs in new markets.

Our growth strategy to acquire other hospices may not be successful and the integration of future acquisitions may be difficult and disruptive to our ongoing business.

In addition to growing existing programs and developing new hospice programs, an element of our growth strategy is expansion through the acquisition of other hospice programs. We cannot assure you that our acquisition strategy will be successful. The success of our acquisition strategy is dependent upon a number of factors, including:

- our ability to identify suitable acquisition candidates;
- our ability to negotiate favorable acquisition terms, including purchase price, which may be adversely affected due to increased competition with other buyers;
- the availability of financing on terms favorable to us, or at all;
- our ability to integrate effectively the systems and operations of acquired hospices;
- our ability to retain key personnel of acquired hospices; and
- our ability to obtain required regulatory approvals.

Acquisitions involve a number of other risks, including diversion of management's attention from other business concerns and the assumption of known or unknown liabilities of acquired hospices, including liabilities for failure to comply with healthcare laws and regulations. The integration of acquired hospices may place significant strains on our current operating and financial systems and controls. We may not successfully overcome these risks or any other problems encountered in connection with our acquisition strategy.

According to MedPAC, an estimated 35% of hospice programs in the United States are not-for-profit programs. Accordingly, it is likely that a substantial number of acquisition opportunities may involve hospices operated by not-for-profit entities. In recent years, several states have increased review and oversight of transactions involving the sale of healthcare facilities by not-for-profit entities. Although the level of review varies from state to state, the current trend is to provide for increased governmental review, and in some cases approval, of transactions in which a not-for-profit entity sells a healthcare facility or business. This increased scrutiny may increase the difficulty in completing, or prevent the completion of, acquisitions in some states in the future.

Our loss of key senior management personnel or our inability to hire and retain skilled employees at a reasonable cost could adversely affect our business and our ability to increase patient referrals.

Our future success depends, in significant part, upon the continued service of our key senior management personnel. The loss of services of one or more of our key senior management personnel or our inability to hire and retain new skilled employees could adversely affect our future operating results. In addition, the loss of key CERs could negatively impact our ability to maintain or increase patient referrals, a key aspect of our growth strategy.

Competition for skilled employees is intense, and the process of locating and recruiting skilled employees with the combination of qualifications and attributes required to care effectively for terminally ill patients and their families can be difficult and lengthy. We cannot assure you that we will be successful in attracting, retaining or training highly skilled nursing, management, CERs, administrative, admissions and other personnel. Our business could be disrupted and our growth and profitability negatively impacted if we are unable to attract and retain skilled employees.

A nationwide shortage of qualified nurses could adversely affect our profitability and our ability to grow and continue to provide quality, responsive hospice services to our patients as nursing wages and benefits increase.

We currently employ approximately 1,800 full-time nurses and 50 part-time nurses. We depend on qualified nurses to provide quality, responsive hospice services to our patients. There is currently a nationwide shortage of qualified nurses that is being felt in some of the markets in which we provide hospice services. In response to the shortage of qualified nurses in these markets, we have increased and are likely to continue to increase our wages and benefits to recruit and retain nurses or to engage contract nurses until we hire permanent staff nurses. Our inability to attract and retain qualified nurses could adversely affect our ability to provide quality, responsive hospice services to our patients and our ability to increase patient census in those markets. In addition, because we operate in a fixed reimbursement environment, increases in the wages and benefits that we must provide to attract and retain qualified nurses or an increase in our reliance on contract nurses will negatively impact our profitability.

Medical reviews and audits by governmental and private payors could result in material payment recoupments and payment denials, which could negatively impact our business.

Medicare fiscal intermediaries, other payors and government contractors periodically conduct pre-payment and post-payment medical reviews and other audits of our reimbursement claims. In order to conduct these reviews, the payor or contractor requests documentation from us and then reviews that documentation to determine compliance with applicable rules and regulations, including the eligibility of patients to receive hospice benefits, the appropriateness of the care provided to those patients, and the documentation of that care. As a result of such reviews, we could be required to return any amounts found to be overpaid, or amounts found to be overpaid could be recouped through reductions in future payments. There is increasing pressure from state and federal governments and other payors to scrutinize health care claims to determine their validity and appropriateness. During the past several years our claims have been subject to reviews and audits which have resulted in recoupments and offsets. We cannot predict whether medical reviews or similar audits by federal or state agencies, commercial payors, or government contractors of our hospice programs' reimbursement claims will result in material recoupments or denials, which could have a material adverse effect on our financial condition, cash flows and results of operations.

CMS has contracted with four Recovery Audit Contractors ("RACs") to perform post-payment reviews of health care providers. In January 2010, CMS announced that it has approved two issues for the RACs to begin reviewing with respect to hospice providers. These initial hospice reviews will focus on durable medical equipment services and other Medicare Part A and B services provided to hospice patients that are related to a patient's terminal prognosis and the financial obligation of the hospice provider to determine whether the hospice provider arranged for and paid for the services as required. We expect in the future that CMS will likely expand the scope of the reviews conducted by the RACs. We cannot predict whether reviews by RACs of our hospice programs' reimbursement claims will result in material recoupments, which could have a material adverse affect on our financial condition and results of operations.

If any of our hospice programs fails to comply with the Medicare conditions of participation, that program could be terminated from the Medicare program, thereby adversely affecting our net patient service revenue and profitability.

Each of our hospice programs must comply with the extensive conditions of participation of the Medicare hospice benefit. If any of our hospice programs fails to meet any of the Medicare conditions of participation, that program may receive a notice of deficiency from the applicable state surveyor. If that hospice program then fails to institute a plan of correction and correct the deficiency within the correction period provided by the state surveyor, that program could be terminated from receiving Medicare payments. For example, under the Medicare hospice program, each of our hospice programs must demonstrate that volunteers provide administrative and direct patient care services in an amount equal to at least five percent of the total patient care hours provided by our employees and contract staff at the hospice program. If we are unable to attract a sufficient number of volunteers at one of our hospice programs to meet this requirement, that program could be terminated from the Medicare benefit if the program fails to address the deficiency within the applicable correction period. Any termination of one or more of our hospice programs from the Medicare program for failure to satisfy the volunteer or other conditions of participation could adversely affect our net patient service revenue and profitability and financial condition. We believe that we are in compliance with the conditions of participation; however, we cannot predict how surveyors will interpret all aspects of the Medicare conditions of participation.

Many states have certificate of need laws or other regulatory provisions that may adversely impact our ability to expand into new markets and thereby limit our ability to grow and to increase our net patient service revenue.

Many states have enacted certificate of need laws that require prior state approval to open new healthcare facilities or expand services at existing facilities. Those laws require some form of state agency review or approval before a hospice may add new services or undertake significant capital expenditures. New York has additional barriers to entry. New York places restrictions on the corporate ownership of hospices. Accordingly, our ability to operate in New York is restricted. These laws could adversely affect our ability to expand into new markets and to expand our services and facilities in existing markets.

We may not be able to compete successfully against other hospice providers, and competitive pressures may limit our ability to maintain or increase our market position and adversely affect our profitability.

Hospice care in the United States is competitive. In many areas in which our hospice programs are located, we compete with a large number of organizations, including:

- community-based hospice providers;
- national and regional companies;
- hospital-based hospice and palliative care programs;
- nursing homes; and
- home health agencies.

Some of our current and potential competitors have or may obtain significantly greater financial and marketing resources than us. Various healthcare companies have diversified into the hospice market. For example, a few large healthcare providers, including Golden Living (formerly Beverly Enterprises, Inc.) and Manor Care, Inc., have entered the hospice business directly or through affiliates. Relatively few barriers to entry exist in our local markets. Accordingly, other companies, including hospitals and other healthcare organizations that are not currently providing hospice care, may expand their services to include hospice care or similar services. We may encounter increased competition in the future that could negatively impact patient referrals to us, limit our ability to maintain or increase our market position and adversely affect our profitability.

If our costs were to increase more rapidly than the fixed payment adjustments we receive for our hospice services from Medicare and Medicaid, our profitability could be negatively impacted.

We generally receive fixed payments for our hospice services based on the level of care we provide to patients and their families. Accordingly, our profitability is largely dependent on our ability to manage costs of providing hospice services. Medicare and Medicaid currently provide for an annual adjustment of the various hospice payment rates based on the increase or decrease of the medical care expenditure category of the Consumer Price Index; however, the increases have usually been less than actual inflation. If this adjustment were eliminated or reduced, or if our costs of providing hospice services, over one-half of which consist of labor costs, which have been rising, increased more than the annual adjustment, our profitability could be negatively impacted. In addition, cost pressures resulting from shorter patient lengths of stay and the use of more expensive forms of palliative care, including drugs and drug delivery systems, could negatively impact our profitability.

On July 31, 2008, CMS published the final rule that modified the hospice wage index by phasing out over a three year period the budget neutrality adjustment factor. According to the final rule, the phase-out would occur over a three year period beginning on October 1, 2008, with 25% of the phase-out becoming effective on October 1, 2008, 50% becoming effective on October 1, 2009 and the balance on October 1, 2010. As part of the American Recovery and Reinvestment Act of 2009, the implementation of the phase-out of the budget neutrality adjustment factor was delayed until October 1, 2009. CMS began paying providers the estimated 1.1% increase in hospice rates from October 1, 2008 in the middle of 2009. On July 30, 2009, CMS issued a final rule to update the Medicare hospice wage index. The final rule also re-implemented the phase-out of the budget neutrality adjustment factor beginning on October 1, 2009. The phase-out of the budget neutrality adjustment factor will now occur over a seven year period, 10% in the first year and an additional 15% in each of the following six years. On October 1, 2009, payments to Medicare participating hospices increased by approximately 1.4%. This increase includes the effect of the first year phase-out of the budget neutrality adjustment factor used in computing the hospice wage index.

On January 14, 2010 MedPAC voted to recommend that the Congress should reduce the annual market basket update for hospice providers on October 1, 2010 by MedPAC's adjustment for productivity growth, which is estimated to be 1.3%. In addition, both the Senate and House of Representatives have passed separate health care reform bills. Each of these bills include several provisions that would adversely impact hospice providers, including a provision to reduce the annual market basket update for hospice providers by a productivity adjustment.

Reductions or changes in Medicare or Medicaid funding could significantly reduce our net patient service revenue and our profitability. We cannot predict at this time whether additional payment changes or reductions in our payments will be enacted or whether any additional healthcare reform initiatives will be implemented or whether other changes in the administration of governmental healthcare programs or interpretations of governmental policies or other changes affecting the healthcare system will occur.

Federal and state legislative and regulatory initiatives relating to patient privacy could require us to expend substantial sums on acquiring and implementing new information systems.

There are currently numerous legislative and regulatory initiatives at both the state and federal levels that address patient privacy concerns. In particular, HIPAA contains provisions that have required us to implement new systems and business procedures designed to protect the privacy and security of each of our patient's individual health information. The Department of Health and Human Services published final regulations addressing patient privacy on December 28, 2000, transaction and code set final regulations on September 23, 2003, and final regulations addressing the security of such health information on February 20, 2003. We believe we are in compliance with the requirements of the privacy regulations, transaction and code set regulations, and security regulations. We continue to evaluate and update our processes and procedures to meet the requirements of the standards; however, we cannot assure you that all of the parties with whom we do business will be in compliance with HIPAA. Additional legislative and regulatory initiatives and changes in the interpretation of existing legislative and regulatory initiatives regarding patient privacy could result in additional operating costs, which could materially adversely affect our profitability.

The American Recovery and Reinvestment Act of 2009 made several significant changes to the HIPAA privacy and security requirements. These changes include mandatory notification of breaches of privacy and security involving protected health information to the affected individuals, the Department of Health and Human Services and, in certain circumstances, the media. In addition, several changes were made to increase enforcement of the HIPAA privacy and security requirements, including giving state attorneys general new civil enforcement authority related to violations of HIPAA's privacy and security provisions and requiring the Department of Health and Human Services to conduct periodic audits of covered entities. Because of the recent enactment of these changes and the lack of regulatory guidance we cannot assure you that these changes will not have a material adverse affect on us once they are fully implemented.

Our net patient service revenue and profitability may be constrained by cost containment initiatives undertaken by insurers and managed care companies.

Initiatives undertaken by insurers and managed care companies to contain healthcare costs affect the profitability of our hospice programs. We have a number of contractual arrangements with insurers and managed care companies for providing hospice care for a fixed fee. These payors attempt to control healthcare costs by contracting with hospices and other healthcare providers to obtain services on a discounted basis. We believe that this trend may continue and may limit payments for healthcare services, including hospice services. In addition, future changes in Medicare related to Medicare Advantage programs could result in managed care companies becoming financially responsible for providing hospice care. If such changes were to occur, managed care companies could be responsible for payments to us out of their Medicare payments, and a greater percentage of our net patient service revenue could come from managed care companies. As managed care companies attempt to control hospice-related costs, they could reduce payments to us for hospice services. These developments could negatively impact our net patient service revenue and profitability.

A significant reduction in the carrying value of our goodwill could have a material adverse effect on our profitability.

A significant portion of our total assets consists of intangible assets, primarily goodwill. Goodwill accounted for approximately 38.1% and 41.1% of our total assets as of December 31, 2009 and 2008, respectively. We perform our annual impairment testing as of November 30th each year. In determining the fair value of our reporting units, we use multiples of earnings before interest, taxes, depreciation and amortization ("EBITDA"). We believe using multiples of EBITDA in determining the fair value of our reporting units is appropriate because it correlates with what a market participant would be wiling to pay for that unit in today's market. As of November 30, 2009,, none of our reporting units failed step one and no reporting units were at risk of failing step one. Furthermore, the fair values of each of our reporting units represented no less than 185% of their carrying values. Prior to filing the Form 10-K, we evaluated whether any events had occurred or any circumstances had changed since November 30, 2009 that would indicate goodwill may have become impaired since the annual impairment testing. In this evaluation, we considered both qualitative and quantitative factors such as any adverse change in the business climate, current estimates of future profitability of reporting units, our current stock price and our market capitalization compared to our book value. Based on this evaluation, we determined that no indications of impairment had arisen since our annual goodwill impairment test. No impairment charges have been recorded as of December 31, 2009, 2008 and 2007. Any future event that results in a significant impairment of our goodwill, such as closure of a hospice program, changes in our operating segments, sustained operating losses, or a significant decrease in our market capitalization, could have a material adverse effect on our profitability.

Professional and general liability claims and hired and non-owned auto liability claims may have an adverse effect on us either because our insurance coverage may be inadequate to cover the losses or because claims against us, regardless of merit or eventual outcome, may adversely affect our reputation, our ability to obtain patient referrals or our ability to expand our business.

In recent years, participants in the healthcare industry have become subject to an increasing number of lawsuits, including allegations of medical malpractice. Many of these lawsuits involve large claims and substantial defense costs. From time to time, we are subject to these types of lawsuits. While we maintain professional and general liability insurance, some risks and liabilities, including claims for punitive damages, are not covered by insurance. In addition, we cannot assure you that our coverage will be adequate to cover potential losses. While we have been able to obtain liability insurance in the past, insurance can be expensive and may not be available in the future on terms acceptable to us, or at all. Claims, regardless of their merit or eventual outcome, may also adversely affect our reputation, our ability to obtain patient referrals or our ability to expand our business, as well as divert management resources from the operation of our business.

We have a $250,000 deductible per occurrence under our hired and non-owned auto insurance coverage. One or more severe auto accidents involving our employees could result in a significant liability expense and corresponding reduction in profitability. We continue to evaluate our insurance program for cost effective alternative insurance coverage. We cannot assure you that we will be able to obtain cost effective insurance to adequately cover this risk.

An adverse ruling against us in certain litigation could have an adverse effect on our financial condition and results of operations.

We are involved in litigation incidental to the conduct of our business currently and from time to time. The damages claimed against us in some of these cases are substantial. See the "Item 3. Legal Proceedings" for a discussion of these litigation matters.

We cannot assure you that we will prevail in the pending cases. In addition to the possibility of an adverse outcome, such litigation is costly to manage, investigate and defend, and the related defense costs, diversion of management's time and related publicity may adversely affect the conduct of our business and the results of our operations.

Because of conditions in the credit markets we may not be able to access our funds that are currently invested in auction rate securities without incurring a substantial loss on the disposition of such securities.

At December 31, 2009, we had $12.4 million in tax exempt auction rate securities ("ARS") which are carried at fair value and classified as long-term investments. The principal balance associated with the ARS is $13.0 million. The ARS held by us are private placement securities for which the interest rates are reset every 35 days. The reset dates have historically provided a liquid market for these securities as investors historically could readily sell their investments. These types of securities generally have not experienced payment defaults and are backed by student loans, which carry guarantees as provided for under the Federal Family Education Loan Program of the U.S. Department of Education and all were AAA/Aaa rated at December 31, 2009. To date we have collected all interest payments on all of our ARS when due and expect to continue to do so in the future. We intended to liquidate all of our ARS prior to the end of 2009. However, due to the problems experienced in global credit and capital markets generally and the ARS market in particular, our ability to liquidate our ARS this year has been impaired. We successfully liquidated $4.1 million of ARS in October 2009, $8.0 million in July 2008, $8.0 million in June 2008, and $8.4 million in January 2008, all at par. The remaining principal balance of $13.0 million associated with ARS will not be accessible until successful ARS auctions occur, a buyer is found outside of the auction process, the issuers establish a different form of financing to replace these securities, issuers repay principal over time from cash flows prior to maturity, or final payments come due according to contractual maturities ranging from 25 to 28 years.

If the uncertainties in the credit and capital markets continue or these markets deteriorate further, these securities may not provide liquidity to us when needed or maintain the fair values estimated by us. If we had to liquidate any ARS at this time, we could incur significant losses. We currently believe that we have sufficient liquidity for our current needs without selling any ARS and do not currently intend to attempt to liquidate these securities until market conditions improve and it is not more likely than not that we will be required to liquidate any ARS before recovery of our entire cost basis. If our currently available resources are not sufficient for our needs and we are not able to liquidate any ARS on acceptable terms on a timely basis, it could have a significant impact on our cash flows, financial condition and results of operations.

We may need additional capital to fund our operations and finance our growth, and we may not be able to obtain it on terms acceptable to us, or at all.

In connection with our acquisition of VistaCare, we entered into a Second Amended and Restated Credit Agreement (the "Credit Agreement") on February 28, 2008 with General Electric Capital Corporation and certain other lenders that provides us with a $130 million term loan (the "Term Loan") and a $30 million revolving line of credit. The Term Loan was used to pay a portion of the purchase price and costs incurred with respect to the acquisition of VistaCare. We expect that our existing funds, cash flows from operations and borrowings under the Credit Agreement will be sufficient to fund our working capital needs, anticipated hospice development and acquisition plans, debt service requirements, and other anticipated capital requirements for at least 12 months following the date of this Annual Report on Form 10-K. Continued expansion of our business through the development of new hospice programs, inpatient business development and acquisitions may require additional capital, in particular if we were to accelerate our hospice program development and acquisition plans. In the past, we have relied on funds raised through our initial public offering and private issuances of debt and equity and also through bank financing and cash flows from operations to support our growth. In the future, required financing may not be available or may be available only on terms that are not favorable to us. If we are unable to raise additional funds, we may have to delay or abandon some or all of our growth strategies. Further, if additional funds are raised through the issuance of additional equity securities, the percentage ownership of our stockholders would be diluted. Any new equity securities may have rights, preferences or privileges senior to those of our common stock.

The Credit Agreement contains, and future debt agreements may contain, various covenants that limit our discretion in the operation of our business.

The Credit Agreement and related documents contain, and the agreements and instruments governing future credit facilities may contain, various restrictive covenants that, among other things, require us to comply with or maintain certain financial tests and ratios, may require us to make mandatory prepayments of principal and may restrict our ability to:

- incur more debt;

- redeem or repurchase stock, pay dividends or make other distributions;
- make certain investments;
- create liens;
- enter into transactions with affiliates;
- make certain acquisitions;
- merge or consolidate; and
- transfer or sell assets.

In addition, events beyond our control could affect our ability to comply with and maintain these financial tests and ratios. Any failure by us to comply with or maintain all applicable financial tests and ratios and to comply with all applicable covenants could result in an event of default under the Credit Agreement or any other future debt agreements. This could lead to the acceleration of the maturity of any outstanding loans, the termination of the commitments to make further extensions of credit and the enforcement of other rights and remedies. Even if we are able to comply with all applicable covenants, the restrictions on our ability to operate our business at our discretion could harm our business by, among other things, limiting our ability to take advantage of financing, mergers, acquisitions and other corporate opportunities.

We are dependent on the proper functioning of our information systems to efficiently manage our business.

Our information systems are essential for providing billing and accounts receivable functions. Our systems are vulnerable to various disasters, including fire, storms, loss of power, physical or software break-ins and other such events. If our systems fail or are unavailable for any reasons, our ability to maintain billing records or to pay our staff in a timely manner could be jeopardized.

Our inability to effectively integrate, manage and keep secure our information systems could disrupt our operations.

Our business depends on effective and secure information systems that assist us in, among other things, processing claims, reporting financial results, managing regulatory compliance controls and maintaining operational efficiencies. These systems include software developed in-house and systems provided by external contractors and other service providers. To the extent that these external contractors or other service providers become insolvent or fail to support the software or systems, our operations could be negatively affected. Our hospice programs also depend upon our information systems for accounting, billing, collections, payroll and other information. If we experience a reduction in the performance, reliability, or availability of our information systems, our operations and ability to produce timely and accurate reports could be adversely affected.

Our information systems and applications require continual maintenance, upgrading and enhancement to meet our operational needs. Our acquisition activity requires transitions and integration of various information systems. We regularly upgrade and expand our information systems' capabilities. If we experience difficulties with the transition and integration of information systems or are unable to implement, maintain, or expand our systems properly, we could suffer from, among other things, operational disruptions, regulatory problems and increases in administrative expenses.

We may be required to expend significant capital and other resources to protect against the threat of security breaches or to alleviate problems caused by breaches, including unauthorized access to patient data stored in our information systems, and the introduction of computer viruses to our systems. Our security measures may be inadequate to prevent security breaches and our business operations would be negatively impacted by cancellation of contracts and loss of patients if security breaches are not prevented.

Provisions in our charter documents, under Delaware law, and in our stockholder rights plan could discourage a takeover that stockholders may consider favorable.

Our certificate of incorporation and bylaws may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable because they:

- authorize the issuance by the board of directors of preferred stock without the requirement of stockholder approval, which could make it more difficult for a third party to acquire a majority of our outstanding voting stock;
- provide for a classified board of directors with staggered, three-year terms;
- prohibit cumulative voting in the election of directors;
- prohibit our stockholders from acting by written consent;
- limit the persons who may call special meetings of stockholders;
- prohibit our stockholders from amending our bylaws unless the amendment is approved by the holders of at least 80% of our shares of common stock; and
- establish advance notice requirements for nominations for election to the board of directors or for proposing matters to be approved by stockholders at stockholder meetings.

In addition, our certificate of incorporation prohibits the amendment by our stockholders of many provisions of our certificate of incorporation unless the amendment is approved by the holders of at least 80% of our shares of common stock.

Delaware law may also discourage, delay or prevent someone from acquiring or merging with us. Under Delaware law, a corporation may not engage in a business combination with any holder of 15% or more of its capital stock until the holder has held the stock for three years unless, among other possibilities, the board of directors approves the transaction. Our board of directors could use this provision to prevent or delay takeovers.

In addition, purchase rights distributed under our stockholder rights plan will cause substantial dilution to any person or group that attempts to acquire us without conditioning the offer on our redemption of the rights.

These provisions could discourage potential acquisition proposals and could delay or prevent a change of control transaction. As a result, they may limit the price investors may be willing to pay for our stock in the future.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

Our executive offices and Support Center are located at 717 N. Harwood, Suite 1500, Dallas, Texas 75201, where we currently lease approximately 70,000 square feet of space. We believe that these facilities are adequate for our current uses and that additional space is available to accommodate our anticipated growth. Our Medicare-certified hospice programs and alternative delivery sites, including our inpatient units, and our three hospice programs under development are in leased and owned facilities in 29 states with lease terms expiring at various times through February 2017. We own the land and building for two of our 20 inpatient units. We believe these facilities are in good operating condition and suitable for their intended purposes. Refer to "Item 1. Business - Hospice Programs, Inpatient Facilities and Support Center" for a complete listing of the locations of our Medicare-certified hospice programs and inpatient facilities.

Item 3. ***Legal Proceedings***

On February 14, 2008, we received a letter from the Medicaid Fraud Control Unit of the Texas Attorney General's office notifying us that it is conducting an investigation concerning Medicaid hospice services provided by us, including our practices with respect to patient admission and retention, and requesting medical records of approximately 50 patients served by our programs in the State of Texas. Based on the preliminary stage of this investigation and the limited information that we have at this time, we cannot predict the outcome of this investigation, the Texas Attorney General's views of the issues being investigated, any actions that the Texas Attorney General may take or the impact, if any, that the investigation may have on our business, results of operations, liquidity or capital resources. We believe that we are in material compliance with the rules and regulations applicable to the Texas Medicaid hospice program.

On May 5, 2008, we received a letter from the United States Department of Justice ("DOJ") notifying us that it is conducting an investigation of VistaCare, Inc. and requesting that we provide certain information and documents related to its investigation of claims submitted by VistaCare to Medicare, Medicaid and TRICARE from January 1, 2003 through March 6, 2008, the date we completed the acquisition of VistaCare. We were informed that the DOJ and the Medicaid Fraud Control Unit of the Texas Attorney General's Office are reviewing allegations that VistaCare may have billed the federal Medicare, Medicaid and TRICARE programs for hospice services that were not reasonably or medically necessary or performed as claimed. The basis of the investigation is a *qui tam* lawsuit filed in the United States District Court for the Northern District of Texas by a former employee of VistaCare. The lawsuit was unsealed on October 5, 2009 and served to us on January 28, 2010. In connection with the unsealing of the complaint, the DOJ filed a notice with the court declining to intervene in the *qui tam* action at this time. The Texas Attorney General also filed a notice of non-intervention with the court. While these actions should not be viewed as a final assessment by the DOJ or the Texas Attorney General of the merits of this *qui tam* action, we consider them to be positive developments. We continue to cooperate with the DOJ and the Texas Attorney General in their investigation of us. Based on the limited information that we have at this time, we cannot predict the outcome of the *qui tam* lawsuit or the related investigation, the DOJ's or Texas Attorney General's views of the issues being investigated other than the DOJ's and Texas Attorney General's notice declining to intervene in the *qui tam* action at this time, any actions that the DOJ or the Texas Attorney General may take or the impact, if any, that the investigation may have on our business, results of operations, liquidity or capital resources.

We have been named in a class action lawsuit filed on November 6, 2008, in Superior Court of California, Los Angeles County by Charlia Cornish ("Cornish") alleging class-wide wage and hour issues at its California hospice programs. The suit alleges failure to provide overtime compensation, meal and break periods, accurate itemized wage statements, and timely payment of wages earned upon leaving employment. The purported class includes all persons employed by us in California as an admission nurse, a case manager registered nurse, a licensed vocational nurse, a registered nurse, a home health aide, a medical social worker, a triage coordinator, an office manager, a patient care secretary or a spiritual counselor at anytime on or after November 6, 2004. The lawsuit seeks payment of unpaid wages, damages, interest, penalties and reasonable attorneys' fees and costs. In January 2009 we successfully moved the lawsuit to Federal District Court in the Central District of California. On September 21, 2009, the court ruled in our favor denying plaintiff's request to amend and granting us motion for summary judgment dismissing the lawsuit in its entirety. The plaintiff has elected not to appeal the decision dismissing the plaintiff's lawsuit.

On January 5, 2009, we received a letter from the Georgia State Health Care Fraud Control Unit notifying us that it is conducting an investigation concerning Medicaid hospice services provided by VistaCare from 2003 through 2007 and requesting certain documents. We are cooperating with the Georgia State Health Care Fraud Control Unit and have complied with the document request. Based on the preliminary stage of this investigation and the limited information that we have at this time, we cannot predict the outcome of the investigation, the Georgia State Health Care Fraud Control Unit's views of the issues being investigated, any actions that the Georgia State Health Care Fraud Control Unit may take or the impact, if any, that the investigation may have on our business, results of operations, liquidity or capital resources.

On February 2, 2009, we received a subpoena from the United States Office of Inspector General ("OIG") requesting certain documents related to our provision of continuous care services from January 1, 2004 through February 2, 2009. On September 9, 2009, we received a second subpoena from the OIG requesting medical records for certain patients who had been provided continuous care services by us during the same time period. We are cooperating with the OIG and are in the process of complying with the subpoena requests. Based on the preliminary stage of this investigation and the limited information that we have at this time we cannot predict the outcome of the investigation, the OIG's views of the issues being investigated, any actions that the OIG may take or the impact, if any, that the investigation may have on our business, results of operations, liquidity or capital resources.

On March 5, 2009, we received a notice submitted on behalf of Ronaldo Ramos to the California Labor & Workforce Development Agency regarding his intent to file a claim for penalties pursuant to the California Private Attorney General Act for alleged violations of the California Labor Code. Ramos is a former employee of ours and alleges that he and others similarly situated were improperly paid for on-call hours. His notice indicates that he intends to seek to recover unpaid wages, overtime, penalties, punitive damages, interest, and attorney's fees. We are not aware of him filing a lawsuit. We believe that we have complied with all regulations at issue, and intend to vigorously defend against the claims asserted. Because the matter is in its early stage, we cannot at this time estimate an amount or range of potential loss in the event of an unfavorable outcome.

We have been named in a class action lawsuit filed on January 25, 2010, in the United States District Court Southern District of Texas Houston Division by Bobby Blevins, a former employee, alleging failure to pay overtime to a purported class of similarly situated hourly-paid current and former nurse employees. The plaintiff seeks to recover unpaid overtime compensation, damages and attorney fees. We believe that we have complied with all regulations at issue, and intend to vigorously defend against the claims asserted. Because of the early stage of this suit, we cannot at this time estimate an amount or range of potential loss in the event of an unfavorable outcome.

On February 23, 2010, we received a subpoena from the OIG requesting various documents and certain patient records of one our hospice programs relating to services performed from January 1, 2006 through December 31, 2009. We are cooperating with the OIG and are in the process of complying with the subpoena request. Because of the preliminary stage of this investigation and the limited information that we have at this time we cannot predict the outcome of the investigation, the OIG's views of the issues being investigated, any actions that the OIG may take or the impact, if any, that the investigation may have on our business, results of operations, liquidity or capital resources.

From time to time, we may be involved in other litigation matters relating to claims that arise in the ordinary course of its business. Although the ultimate liability for these matters cannot be determined, based on the information currently available to us, we do not believe that the resolution of these other litigation matters to which we are currently a party will have a material adverse effect on our business, results of operations or liquidity. Accrued legal fees and other reserves at December 31, 2009 and 2008, were $2.8 million and $2.3 million, respectively, which primarily related to these other litigation matters.

Item 4. ***(Removed and Reserved)***

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Market for Common Stock. Our common stock has been quoted on The NASDAQ Stock Market LLC (formerly known as the Nasdaq National Market) (the "NASDAQ") under the symbol "ODSY" since October 31, 2001. Prior to that time there was no public market for our common stock. As of March 3, 2010, there were 17 record holders of our common stock. The following table sets forth the high and low sales price per share of our common stock for the period indicated on the NASDAQ:

	High	Low
2008		
First Quarter	$ 11.15	$ 8.27
Second Quarter	$ 11.28	$ 8.57
Third Quarter	$ 10.99	$ 8.38
Fourth Quarter	$ 10.47	$ 6.76
2009		
First Quarter	$ 12.27	$ 8.49
Second Quarter	$ 11.50	$ 8.11
Third Quarter	$ 13.52	$ 9.58
Fourth Quarter	$ 15.98	$ 11.69

Dividends. We have never declared or paid any cash dividends on our common stock and do not anticipate paying cash dividends in the foreseeable future. We currently intend to retain future earnings, if any, to fund our development and acquisition initiatives and working capital needs.

The payment of any future dividends will be at the discretion of our board of directors and will depend on:

- any applicable contractual restrictions limiting our ability to pay dividends;
- our earnings;
- our financial condition;
- our ability to fund capital requirements; and
- other factors our board of directors deems relevant.

Recent Sales of Unregistered Securities. We did not sell any of our equity securities in the three year period ended December 31, 2009 that were not registered under the Securities Act of 1933.

Repurchases of Common Stock. On November 21, 2006 we announced the adoption of a stock repurchase program to repurchase up to $10.0 million of our common stock over a twelve month period. The timing and the amount of the repurchase of shares during the twelve-month period was determined by management based on its evaluation of market conditions and other factors. We completed this stock repurchase program in May 2007 and repurchased an aggregate of 801,683 shares of our common stock at a total cost of $10.0 million (average cost of $12.47 per share). Of this amount, 59,477 shares for approximately $0.8 million was repurchased during the second quarter of 2007. The stock repurchases were funded out of our working capital.

On May 4, 2007, we announced the adoption of a stock repurchase program to repurchase up to $50.0 million of our common stock over the twelve month period beginning on May 4, 2007 either in the open market or through privately negotiated transactions, subject to market conditions and other factors. The repurchased shares were added to our treasury shares and may be used for employee stock plans and for other corporate purposes. The stock repurchases were funded out of working capital. The stock repurchase program expired on May 4, 2008. We repurchased 1,056,623 shares of common stock for approximately $13.1 million (average cost of $12.42 per share) during this repurchase program.

No shares were repurchased during 2008 or 2009. The terms of our credit agreement may restrict our ability to repurchase additional stock in the future.

Common Stock Performance Graph. The following information in this Item 5 of this Annual Report on Form 10-K is not deemed to be "soliciting material" or to be "filed" with the Securities Exchange Commission or subject to Regulation 14A or 14C under the Securities Exchange Act of 1934 or to the liabilities of Section 18 of the Securities Exchange Act of 1934, and will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent we specifically incorporate it by reference into such a filing.

The graph and table below compare the cumulative total shareholder return on our common stock from December 31, 2004 through December 31, 2009, against the cumulative total share holder return of the NASDAQ Composite Index and the stocks making up an industry peer group.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Odyssey HealthCare, Inc., The NASDAQ Composite Index And A Peer Group
$160
$140
$120
$100
$80
$60
$40
$20
$0
12/04
12/05
12/06
12/07
12/08
12/09
Odyssey HealthCare, Inc.
NASDAQ Composite
Peer Group

*$100 invested on 12/31/04 in stock or index, including reinvestment of dividends. Fiscal year ending December 31.

	Odyssey HealthCare, Inc.	Peer Group Index	NASDAQ Composite Index
12/31/05	$ 136.26	$ 107.28	$ 101.33
12/31/06	96.93	100.54	114.01
12/31/07	80.85	107.51	123.71
12/31/08	67.62	90.82	73.11
12/31/09	113.96	111.08	105.61

The companies that comprise our Peer Group for purposes of stockholder return comparison are as follows: Lincare Holdings, Inc., Amedisys, Inc., Getiva Health Services, Inc., and Chemed Corporation. We include Chemed Corporation in our Peer Group, because Chemed Corporation's wholly-owned subsidiary, VITAS Healthcare Corporation, is one of the largest hospice providers in the United States and is generally considered a peer by the investment community. Amedisys, Inc. and Gentiva Health Services, Inc, are included in our Peer Group, because they provide hospice services in addition to their core home health business, which is a non-facility based healthcare service like hospice. Lincare Holdings, Inc. is included in our Peer Group, because it also provides non-facility based healthcare services. We believe that our Peer Group is comparable to us because they consist of primarily non-facility based healthcare services providers that are generally characterized by relatively low levels of leverage, solid cash flow and multiple sources of growth, including same store growth, de novo development and modest acquisition programs.

Item 6. ***Selected Financial Data***

The selected consolidated statement of operations data set forth below for the years ended December 31, 2009, 2008 and 2007 and the consolidated balance sheet data as of December 31, 2009 and 2008 are derived from our consolidated financial statements that have been audited by Ernst & Young LLP, and that are included elsewhere in this Annual Report on Form 10-K, and are qualified by reference to those consolidated financial statements. The selected consolidated statement of operations data set forth below for the years ended December 31, 2006 and 2005 and the consolidated balance sheet data as of December 31, 2007, 2006 and 2005 are derived from our consolidated financial statements that have been audited by Ernst & Young LLP, but are not included in this Annual Report on Form 10-K.

The historical results presented below are not necessarily indicative of the results to be expected for any future period. Prior periods are not comparable to the current period due to the acquisition of VistaCare on March 6, 2008. Prior periods have been reclassified for discontinued operations. You should read the selected financial information set forth below in conjunction with "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation" and our consolidated financial statements and the notes thereto appearing elsewhere in this Annual Report on Form 10-K.

	Year Ended December 31,				
	2009	2008	2007	2006	2005
	(In thousands, except per share amounts)				
Statements of Operations Data:					
Net patient service revenue	$ 686,438	$ 616,050	$ 398,232	$ 379,218	$ 348,592
Operating expenses:					
Direct hospice care	396,774	361,445	233,664	222,496	193,823
General and administrative(1)	199,069	199,292	131,788	115,771	102,980
Government settlement	—	—	—	—	13,000
Provision for uncollectible accounts	11,490	10,907	5,344	4,007	4,023
Depreciation and amortization	6,725	7,868	5,723	5,080	4,002
Total operating expenses	614,058	579,512	376,519	347,354	317,828
Income from continuing operations before other income (expense)	72,380	36,538	21,713	31,864	30,764
Other income (expense):					
Interest income	479	1,968	2,509	2,576	1,341
Interest expense	(6,574)	(7,430)	(208)	(188)	(198)
	(6,095)	(5,462)	2,301	2,388	1,143
Income from continuing operations before provision for income taxes	66,285	31,076	24,014	34,252	31,907
Provision for income taxes	24,583	11,141	8,001	12,124	13,263
Income from continuing operations	41,702	19,935	16,013	22,128	18,644
Loss from discontinued operations, net of income taxes(2)	(498)	(5,252)	(3,888)	(2,399)	(88)
Net income	41,204	14,683	12,125	19,729	18,556
Less: Net income attributable to noncontrolling interests	613	257	14	—	—
Net income attributable to Odyssey stockholders	$ 40,591	$ 14,426	$ 12,111	$ 19,729	$ 18,556
Income (loss) per common share:					
Basic:					
Continuing operations attributable to Odyssey stockholders	$ 1.25	$ 0.60	$ 0.48	$ 0.65	$ 0.54
Discontinued operations attributable to Odyssey stockholders	$ (0.02)	$ (0.16)	$ (0.12)	$ (0.07)	$ 0.00
Net income attributable to Odyssey stocholders	$ 1.23	$ 0.44	$ 0.36	$ 0.58	$ 0.54
Diluted:					
Continuing operations attributable to Odyssey stockholders	$ 1.24	$ 0.59	$ 0.48	$ 0.64	$ 0.53
Discontinued operations attributable to Odyssey stockholders	$ (0.02)	$ (0.16)	$ (0.12)	$ (0.07)	$ 0.00
Net income attributable to Odyssey stocholders	$ 1.22	$ 0.43	$ 0.36	$ 0.57	$ 0.53
Weighted average shares outstanding:					
Basic	32,935	32,674	33,029	34,145	34,384
Diluted	33,225	33,188	33,188	34,529	34,935

	Year Ended December 31,				
	2009	2008	2007 (Unaudited)	2006	2005
	(Dollars in thousands)				
Operating Data:					
Number of Medicare-certified hospice programs(3)	90	94	67	66	63
Admissions(4)	49,513	46,772	32,246	32,001	30,972
Days of care(5)	4,518,617	4,212,771	2,791,780	2,747,888	2,607,854
Average daily census(6)	12,380	11,510	7,649	7,528	7,145
Cash flows provided by operating activities	$ 81,650	$ 21,049	$ 12,814	$ 32,623	$ 58,171
Cash flows (used in) provided by investing activities	$ (4,083)	$ (97,187)	$ 4,391	$ (27,183)	$ (52,845)
Cash flows (used in) provided by financing activities	$ (4,978)	$ 119,795	$ (12,391)	$ (13,051)	$ (14,994)

	As of December 31,				
	2009	2008	2007	2006	2005
	(Dollars in thousands)				
Balance Sheet Data:					
Working capital	$ 100,280	$ 82,429	$ 75,275	$ 70,555	$ 62,639
Total assets	$ 503,004	$ 460,951	$ 275,209	$ 269,986	$ 244,967
Total long-term debt, including current portion	$ 115,202	$ 123,075	$ 1	$ 3	$ 9
Total Odyssey stockholders' equity	$ 248,751	$ 200,071	$ 182,837	$ 179,596	$ 167,298

(1) Includes share-based compensation of $5.1 million, $4.3 million, $3.8 million, $5.6 million and $0.7 million for the years ended December 31, 2009, 2008, 2007, 2006 and 2005, respectively. Also, general and administrative expenses include expenses for hospice care and support center.

(2) See the notes to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for a discussion of loss from discontinued operations, net of income taxes.

(3) Number of Medicare-certified hospice programs at end of each respective year.

(4) Represents the total number of patients admitted into our hospice programs during the period.

(5) Represents the total days of care provided to our patients during the period.

(6) Represents the average number of patients for whom we provided hospice care each day during the period and is computed by dividing days of care by the number of days during the period.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion of our financial condition and results of operations should be read in conjunction with our selected consolidated financial and operating data and the consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K.

Overview

We are one of the largest providers of hospice care in the United States in terms of both average daily patient census and number of Medicare-certified hospice programs. As of December 31, 2009, we operated 90 Medicare-certified hospice programs, serving patients and their families in 29 states. We operate all of our hospice programs through our operating subsidiaries. Our net patient service revenue of $686.4 million in 2009 represents an increase of 11.4% over net patient service revenue of $616.0 million in 2008, and an increase of 72.4% over net patient service revenue of $398.2 million in 2007. In 2009, 2008 and 2007, we reported net income attributable to Odyssey stockholders of $40.6 million, $14.4 million and $12.1 million, respectively.

On March 6, 2008, we completed our acquisition of VistaCare. The transaction substantially extended our industry leadership and geographic reach. We believe the transaction created additional visibility that adds value to our marketing, recruiting and development activities. Following the completion of this transaction, we had approximately 100 Medicare-certified hospice programs in 30 states and an average daily census of more than 12,000 patients. During 2008 and 2009, we consolidated some markets in which both Odyssey and VistaCare had programs in the same location. The operations of VistaCare were included in our results of operations beginning February 29, 2008.

On November 21, 2006, we announced the adoption of a new stock repurchase program to repurchase up to $10.0 million of our common stock over a twelve-month period. The timing and the amount of any repurchase of shares during the twelve-month period was determined by management based on its evaluation of market conditions and other factors. We completed this stock repurchase program in May 2007 and repurchased an aggregate of 801,683 shares of common stock at a total cost of $10.0 million (average cost of $12.47 per share). Of this amount, 59,477 shares for approximately $0.8 million was repurchased in 2007. The stock repurchases were funded out of working capital.

On May 4, 2007, we announced the adoption of a stock repurchase program to repurchase up to $50.0 million of our common stock over the twelve month period beginning on May 4, 2007 either in the open market or through privately negotiated transactions, subject to market conditions and other factors. The repurchased shares were added to our treasury shares and may be used for employee stock plans and for other corporate purposes. The stock repurchases were funded out of working capital. The stock repurchase program expired on May 4, 2008. We repurchased 1,056,623 shares of common stock for approximately $13.1 million (average cost of $12.42 per share) during this program.

No shares were repurchased during 2008 or 2009. The terms of our credit agreement may restrict our ability to repurchase additional stock in the future.

Developed Hospices

We have developed the following hospice programs since January 1, 2007:

During 2007, we received Medicare certification for our Boston, Massachusetts; Ventura County, California; and Fort Wayne, Indiana hospice programs. We continued the development of hospice programs in Dayton, Ohio; Augusta, Georgia; and Alameda, California.

During 2008, we received Medicare certification for our Augusta, Georgia and Dayton, Ohio programs. During the third quarter of 2008, we converted our Dayton, Ohio program to an alternate delivery site of our Columbus, Ohio program. We continued the development of hospice programs in Alameda, California and Salem, Oregon.

During 2009, we were still awaiting Medicare certification for our hospice programs in Alameda, California and Salem, Oregon.

Once a hospice becomes Medicare certified, the process is started to obtain Medicaid certification. This process takes approximately six months and varies from state to state.

Acquisitions

During 2008, as discussed above, we completed the acquisition of VistaCare on March 6, 2008 for approximately $149.5 million which includes $2.4 million in transaction costs. We financed the VistaCare acquisition primarily with a $130 million term loan from General Electric Capital Corporation. See note "12. Borrowings" to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

On December 31, 2008, we acquired a hospice program in Flint, Michigan for approximately $0.5 million.

On December 31, 2009, we acquired a hospice program in Westchester, Illinois for approximately $3.2 million.

As part of our ongoing acquisition strategy, we are continually evaluating other potential acquisition opportunities.

Discontinued Operations

We conduct ongoing strategic reviews of our hospice programs and evaluate whether to sell or close certain hospice programs based on these reviews. Our results of operations and statistics for prior periods have been restated to reflect the reclassification of these programs to discontinued operations. No programs were held for sale as of December 31, 2009. The Oklahoma City program and the Oklahoma City inpatient unit were held for sale as of December 31, 2008.

During the first quarter of 2007, we announced that we would exit the Tulsa, Oklahoma hospice market which was located in our Central region and in February 2007, we sold our Tulsa hospice program. As part of the sale, the purchaser assumed the office lease and purchased certain assets such as furniture/fixtures, equipment, deposits and licenses. We recognized an immaterial pretax loss during the first quarter of 2007 related to the sale of the program.

During the second quarter of 2007, we decided to sell our Valdosta, Georgia; Columbia, South Carolina; St. George, Utah; Rockford, Illinois; and Allentown, Pennsylvania hospice programs and the Huntsville, Alabama alternate delivery site ("ADS"). We completed the sale of our Valdosta and Columbia programs which were located in our Southeast region in June 2007 and recognized an immaterial pretax loss in the second quarter on the sale of the programs. We completed the sale of our Huntsville ADS and our St. George and Allentown programs which were located in our Southeast, Mountain and Midwest regions, respectively, during the third quarter of 2007 and recognized an immaterial pretax loss in the third quarter for the disposition of the programs. We completed the sale of the Rockford program which was located in our Midwest region during the fourth quarter of 2007 and recognized an immaterial pretax gain in the fourth quarter on the sale of the Rockford program.

During the fourth quarter of 2007, we decided to sell our Odessa, Texas; Big Spring, Texas; Cincinnati, Ohio; and Wichita, Kansas hospice programs. We completed the sale of the Odessa and Big Spring programs which were located in our Mountain region on January 1, 2008 and recognized an immaterial pretax loss during the fourth quarter of 2007 related to these programs. We completed the sale of the Cincinnati and Wichita programs, which were located in our Midwest and South Central regions, respectively, during the first quarter of 2008 and no material amounts were recorded as a result.

During the first quarter of 2008, we decided to sell our Baton Rouge, Louisiana; Ventura, California; Fort Wayne, Indiana; and Oklahoma City, Oklahoma hospice programs, which were located in our Southeast, West, Midwest and South Central regions, respectively. We also decided to close the Bryan/College Station, Texas hospice program and the Dallas, Texas inpatient unit. The closures of the Bryan/College Station program and Dallas inpatient unit, which were located in our Texas and South Central regions, respectively, resulted in a pretax loss of $1.5 million during the first quarter of 2008, which included an accrual of $1.2 million for future lease costs related to the closed programs.

During the second quarter of 2008, we decided to close the Colorado Springs, Colorado inpatient unit and the Tucson, Arizona VistaCare hospice program. The closures, which were located in our Mountain and VistaCare West regions, respectively, resulted in a pretax loss of $2.3 million during the second quarter of 2008, which included an accrual of $2.1 million for future lease costs related to the closed programs.

During the third quarter of 2008, we completed the sale of the Baton Rouge hospice program, which was located in our Southeast region, and no material amounts were recorded as a result of the sale.

During the fourth quarter of 2008, we completed the sale of the Ventura and Fort Wayne hospice programs which were located in the West and Midwest regions, respectively, and recognized an immaterial pretax gain for each of these programs.

During the second quarter of 2009, we recorded a pretax loss of approximately $0.6 million, which was a result of the writedown of assets from $2.1 million to $1.5 million for the Oklahoma City program, including the related inpatient unit. We completed the sale of the Oklahoma City program, including the related inpatient unit, on July 13, 2009. The Oklahoma City program and inpatient unit were located in our South Central region. Net proceeds from the sale were approximately $1.5 million. The $1.5 million received in net proceeds was paid to our lenders as a mandatory prepayment of principal.

Net Patient Service Revenue

Net patient service revenue is the estimated net realizable revenue (exclusive of our provision for uncollectible accounts) from Medicare, Medicaid, commercial insurance, managed care payors, patients and others for services rendered to our patients. To determine net patient service revenue, we adjust gross patient service revenue for estimated contractual adjustments based on historical experience and estimated Medicare cap contractual adjustments. Net patient service revenue also does not include charity care or the Medicaid room and board payments. (See "Item 1. Business - Government Regulation and Payment Structure- Overview of Government Payments"). We recognize net patient service revenue in the month in which our services are delivered. Services provided under the Medicare program represented approximately 93.1%, 92.5% and 92.4% of our net patient service revenue for the years ended December 31, 2009, 2008 and 2007, respectively. Services provided under Medicaid programs represented approximately 3.9%, 4.1% and 4.6% of our net patient service revenue for the years ended December 31, 2009, 2008 and 2007, respectively. The payments we receive from Medicare and Medicaid are calculated using daily or hourly rates for each of the four levels of care we deliver and are adjusted based on geographic location.

The four main levels of care we provide are routine home care, general inpatient care, continuous home care and inpatient respite care. We also receive reimbursement for physician services, self-pay and non-governmental room and board. Routine home care is the largest component of our gross patient service revenue, representing 89.2%, 89.7% and 88.5% of gross patient service revenue for the years ended December 31, 2009, 2008 and 2007, respectively. General inpatient care represented 7.6%, 7.2% and 7.4% of gross patient service revenue for the years ended December 31, 2009, 2008 and 2007, respectively. Continuous home care represented 2.1%, 2.1% and 3.2% of gross patient service revenue for the years ended December 31, 2009, 2008 and 2007, respectively. Inpatient respite care and reimbursement for physician services, self pay and non-governmental room and board represents the remaining 1.1%, 1.0% and 0.9% of gross patient service revenue for these periods, respectively.

The principal factors that impact net patient service revenue are our average daily census, levels of care, annual changes in Medicare and Medicaid payment rates due to adjustments for inflation and estimated Medicare cap contractual adjustments. Average daily census is affected by the number of patients referred and admitted into our hospice programs and average length of stay of those patients once admitted. Average length of stay is impacted by patients' decisions of when to enroll in hospice care after diagnoses of terminal illnesses and, once enrolled, the length of the terminal illnesses. Our average length of stay was 82 days for the year ended December 31, 2009 and 85 days for the years ended December 31, 2008 and 2007, respectively.

Base payment rates for hospice services under the Medicare and Medicaid programs are indexed for inflation annually; however, these increases have historically been less than actual inflation. These rates are further adjusted geographically by the hospice wage index. On October 1, 2009 and 2008, the base Medicare payment rates for hospice care increased by approximately 2.1% and 3.6%, respectively, over the base rates previously in effect. On July 31, 2008, CMS published the final rule that modified the hospice wage index by phasing out over a three year period the budget neutrality adjustment factor. According to the final rule the phase-out would occur over a three year period beginning on October 1, 2008, with 25% of the phase-out becoming effective on October 1, 2008, 50% becoming effective on October 1, 2009 and the balance on October 1, 2010. As part of the American Recovery and Reinvestment Act of 2009, the implementation of the phase-out of the budget neutrality adjustment factor was delayed until October 1, 2009. CMS began paying providers the estimated 1.1% increase in hospice rates from October 1, 2008 in the middle of 2009. This increase resulted in additional revenues for 2009 from Medicare and Medicaid of $1.4 million related to services performed from October 1, 2008 through December 31, 2008. On July 30, 2009, CMS issued a final rule to update the Medicare hospice wage index. The final rule also re-implemented the phase-out of the budget neutrality adjustment factor beginning on October 1, 2009. The phase-out of the budget neutrality adjustment factor will occur over a seven year period, 10% in the first year and an additional 15% in each of the following six years. On October 1, 2009, payments to Medicare participating hospices increased by approximately 1.4%. This increase includes the effect of the first year phase-out of the budget neutrality adjustment factor used in computing the hospice wage index.

Expenses

Because payments for hospice services are primarily paid on a per diem basis, our profitability is largely dependent on our ability to manage the expenses of providing hospice services. We recognize expenses as incurred and classify expenses as either direct hospice care expenses or general and administrative expenses. Direct hospice care expenses primarily include direct patient care salaries, payroll taxes, employee benefits, pharmaceuticals, medical equipment and supplies, inpatient costs and reimbursement of mileage for our patient caregivers. Length of stay impacts our direct hospice care expenses as a percentage of net patient service revenue because, if lengths of stay decline, direct hospice care expenses, which are often highest during the earliest and latter days of care for a patient, are spread against fewer days of care. Expenses are generally higher during the earliest days because of increased labor expense to evaluate the patient and determine the medical and social services needs of the family. Expenses are also normally higher during the last days of care because patients generally require greater hospice services including drugs, medical equipment and nursing care at that time due to their deteriorating medical condition. In addition, cost pressures resulting from the use of more expensive forms of palliative care, including drugs and drug delivery systems, and increasing direct patient care salaries and employee benefit costs will negatively impact our profitability.

For our patients receiving nursing home care under a state Medicaid program who elect hospice care under Medicare or Medicaid, we contract with nursing homes for room and board services. The state must pay us, in addition to the applicable Medicare or Medicaid hospice daily or hourly rate, an amount equal to at least 95% of the Medicaid daily nursing home rate for room and board furnished to the patient by the nursing home. Under our standard nursing home contracts, we pay the nursing home for these room and board services at 100% of the Medicaid daily nursing home rate. We refer to these costs, net of Medicaid payments, as "nursing home costs, net."

General and administrative expenses for hospice care primarily include non-patient care salaries (including salaries for our executive directors, directors of patient services, patient care managers, community education representatives and other non-patient care staff), payroll taxes, employee benefits for our employees at our hospice programs, office leases and other operating costs.

General and administrative expenses for our support center primarily include salaries, payroll taxes and employee benefits for employees located at our support center. These expenses also include our share-based compensation, office lease, professional fees and other operating costs.

The following table sets forth the percentage of net patient service revenue represented by the items included in direct hospice care expenses and general and administrative expenses for the periods indicated:

	Year Ended December 31,		
	2009	2008	2007
Direct hospice care expenses:			
Salaries, benefits and payroll taxes	38.0%	38.3%	39.1%
Pharmaceuticals	4.8	4.8	5.2
Medical equipment and supplies	5.4	5.8	5.3
Inpatient costs	1.9	2.2	2.2
Other (including medical director fees, contracted patient care services, nursing home costs and mileage)	7.7	7.6	6.9
Total	57.8%	58.7%	58.7%
General and administrative expenses - hospice care:			
Salaries, benefits and payroll taxes	13.1%	14.0%	14.5%
Leases	2.7	2.8	2.9
Other (including insurance, recruiting, travel, telephone and printing)	3.8	4.1	4.0
Total	19.6%	20.9%	21.4%
General and administrative expenses - support center:			
Salaries, benefits and payroll taxes	4.8%	5.9%	4.6%
Share-based compensation	0.7	0.7	1.0
Leases	0.3	0.4	0.4
Legal and accounting fees	1.1	1.1	1.9
Other (including insurance, recruiting, travel, telephone and printing)	2.5	3.4	3.8
Total	9.4%	11.5%	11.7%

The following table sets forth the cost per day of care represented by the items included in direct hospice care expenses and general and administrative expenses for hospice care for the years ended December 31, 2009, 2008 and 2007, respectively:

	Year Ended December 31,		
	2009	2008	2007
Direct hospice care expenses:			
Salaries, benefits and payroll taxes	$ 57.68	$ 56.06	$ 55.76
Pharmaceuticals	7.27	7.05	7.43
Medical equipment and supplies	8.23	8.44	7.53
Inpatient costs	2.95	3.18	3.09
Other (including medical director fees, contracted patient care services, nursing home costs and mileage)	11.68	11.07	9.89
Total	$ 87.81	$ 85.80	$ 83.70
General and administrative expenses - hospice care:			
Salaries, benefits and payroll taxes	$ 19.92	$ 20.52	$ 20.69
Leases	4.10	4.04	4.14
Other (including insurance, recruiting, travel, telephone and printing)	5.71	5.99	5.73
Total	$ 29.73	$ 30.55	$ 30.56

Share-based Compensation Charges

We account for share-based compensation in accordance with Financial Accounting Standards ("FASB") Accounting Standards Codification ("ASC") Topic 718 "Compensation – Stock Compensation." Under FASB ASC Topic 718, we recognize share-based compensation ratably using the straight-line attribution method over the requisite service period. Share-based compensation is measured based on the grant date fair value of the respective award. The fair value of option awards is estimated at the date of grant using the Black-Scholes valuation model. We estimate forfeitures based on historical experience and future expectations. Share-based compensation expense is included within the "general and administrative – support center" line item in our consolidated statements of income. We recorded $5.1 million, $4.3 million and $3.8 million in share-based compensation expense for the years ended December 31, 2009, 2008 and 2007, respectively.

In February 2008, the Compensation Committee of the Board of Directors (the "Committee") approved, for certain executive officers, the exchange of selected "underwater" stock options for restricted stock. The Committee was concerned that the underwater stock options provided little or no financial or retention incentives to the executive officers. The Committee believes that the exchange of the underwater stock options for the restricted stock adequately addressed those concerns. Stock option awards of 685,000 shares, with a weighted average exercise price of $17.35, were exchanged for 126,146 shares of restricted stock. Of the stock option awards exchanged, 287,500 shares were unvested. The shares of restricted stock had a fair value of $8.72 per share and vest ratably over a three year period beginning February 12, 2009. There was not a material change to our share-based compensation expense from the exchange.

Provision for Income Taxes

Our provision for income taxes consists of current and deferred federal and state income tax expenses. We estimate that our effective tax rate will be approximately 37.5% during 2010.

Critical Accounting Policies

Our significant accounting policies are more fully described in note "2. Summary of Significant Accounting Policies" to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K. Certain of our accounting policies are particularly important to the portrayal of our financial position and results of operations included elsewhere in this Annual Report on Form 10-K and require the application of significant judgment by us; as a result, they are subject to an inherent degree of uncertainty. In applying these policies, we use our judgment to determine the appropriate assumptions to be used in the determination of certain estimates. These estimates are based on our historical payment experience, our observance of trends in the industry and information available from other outside sources, as appropriate.

Net Patient Service Revenue and Allowance for Uncollectible Accounts

We report net patient service revenue at the estimated net realizable amounts (exclusive of our provision for uncollectible accounts) from Medicare, Medicaid, commercial insurance, managed care payors, patients and others for services rendered to our patients. Regarding commercial, managed care and other payors, payments are subject to usual and customary rates. To determine net patient service revenue, we adjust gross patient service revenue for estimated contractual adjustments based on historical experience and estimated Medicare cap contractual adjustments. Net patient service revenue also does not include charity care or the Medicaid room and board payments. We recognize net patient service revenue in the month in which our services are delivered. Due to the complexity of the laws and regulations affecting Medicare and Medicaid, a reasonable possibility exists that recorded estimates could change by a material amount in the future.

We maintain a policy for reserving for uncollectible accounts. We calculate the allowance for uncollectible accounts based on a formula tied to the aging of accounts receivable by payor class. We also reserve for specific accounts that are determined to be uncollectible. Accounts are written off when all collection efforts are exhausted.

Medicare Regulation and Contractual Adjustments

The Medicare Cap. Various provisions were included in the legislation creating the Medicare hospice benefit to manage the cost to the Medicare program for hospice, including the patient's waiver of curative care requirement, the six-month terminal prognosis requirement and the Medicare payment caps. The Medicare hospice benefit includes two fixed annual caps on payment, both of which are assessed on a program-by-program basis. One cap is an absolute dollar amount; the other limits the number of days of inpatient care. The caps are calculated from November 1 through October 31 of each year.

Dollar Amount Cap. The Medicare revenue paid to a hospice program from November 1 to October 31 of the following year may not exceed the annual cap amount which is calculated by using the following formula: the product of the number of admissions to the program by patients who are electing to receive their Medicare hospice benefit for the first time, multiplied by the Medicare cap amount, which for the November 1, 2008 through October 31, 2009 Medicare fiscal year was $23,014. The Medicare cap amount is reduced proportionately for patients who transferred in or out of our hospice services. The Medicare cap amount is annually adjusted for inflation, but is not adjusted for geographic differences in wage levels, although hospice per diem payment rates are wage indexed. The Medicare cap amount for the November 1, 2009 through October 31, 2010 cap year has not yet been announced by the Medicare program. We currently estimate the Medicare cap amount to be approximately $23,600 for the Medicare cap year ending October 31, 2010.

Inpatient Care Cap. A hospice program's inpatient care days, either general inpatient or respite inpatient care and regardless of setting, may not exceed 20% of the program's total patient care days in the Medicare cap year. None of our hospice programs exceeded the payment limits on general inpatient care services for the years ended December 31, 2009, 2008 and 2007.

The following table shows the amount accrued and paid for the Medicare cap contractual adjustments for the years ended December 31, 2007, 2008 and 2009, respectively:

	Accrued Medicare Cap Contractual Adjustments Year Ending December 31,		
	2007	2008	2009
		(in thousands)	
Beginning balance - accrued Medicare cap contractual adjustments	$ 26,679	$ 21,682	$ 23,719
Medicare cap contractual adjustments	5,039(1)	6,852(2)	4,565(3)
Medicare cap contractual adjustments - discontinued operations	2,651(4)	(27)(4)	(79)(4)
Payments to Medicare fiscal intermediaries	(12,687)	(12,996)	(9,407)
Balances acquired from VistaCare	—	8,208	—
Ending balance - accrued Medicare cap contractual adjustments	$ 21,682	$ 23,719	$ 18,798

(1) Includes additional accrual of $0.9 million related to the 2006 Medicare cap year.

(2) Includes additional accrual of $1.5 million related to the 2006 Medicare cap year.

(3) Includes an accrual reversal of $1.1 million related to the 2007 Medicare cap year.

(4) Medicare cap contractual adjustments reclassified to discontinued operations are related to all programs that were discontinued and sold during 2007, 2008 and 2009.

Laws and regulations governing the Medicare and Medicaid programs are complex and subject to interpretation. We believe that we are in compliance with all applicable laws and regulations. Compliance with laws and regulations can be subject to future government review and interpretation as well as significant regulatory action including fines, penalties and exclusion from the Medicare and Medicaid programs.

Insurance Risks

General and professional liability costs for the healthcare industry have increased and become more difficult to estimate. In addition, insurance coverage for patient care liabilities and other risks has become more difficult to obtain. Insurance carriers often require companies to increase their liability retention levels and pay higher policy premiums for reduced coverage. Hired and non-owned auto liability costs are a significant risk area for us, because almost all of our services are provided where our patients reside rather than in facilities that we operate. We require our employees to maintain the state required minimum liability coverage on their vehicles. Our current hired and non-owned auto liability coverage has a deductible of $250,000 per claim. We continue to evaluate options to address this insurance risk area; however, we cannot assure you that we will be able to find cost effective insurance coverage to address this insurance risk area. In our consolidated financial statements, we reserve for potential contingencies associated with the uninsured portion of our general and professional liability risks and hired and non-owned auto liability risks, based on our experience, consultation with our attorneys and insurers and our existing insurance coverage.

Goodwill and Indefinite-lived Intangible Assets

Goodwill is the excess of the purchase price over the fair value of identifiable assets acquired. Indefinite-lived intangible assets are comprised of license agreements and trademarks. Under FASB ASC Topic 350, "Intangibles – Goodwill and Other," (formerly Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Other Intangible Assets"), goodwill and intangible assets with indefinite lives are not amortized, but tested for impairment annually or more frequently if certain indications of impairment arise. Goodwill is reviewed at the reporting unit level, which is defined as an operating segment or one level below an operating segment. We have defined our reporting units at the operating segment level.

Goodwill impairment is determined using a two-step process. The first step is to identify if a potential impairment exists by comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to have a potential impairment and the second step of the impairment test is not necessary. However, if the carrying amount of a reporting unit exceeds its fair value, the second step is performed to determine if goodwill is impaired and to measure the amount of impairment loss to recognize, if any. The second step compares the implied fair value of goodwill with the carrying amount of goodwill. If the implied fair value of goodwill exceeds the carrying amount, then goodwill is not considered impaired. However, if the carrying amount of goodwill exceeds the implied fair value, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination (i.e., the fair value of the reporting unit is allocated to all the assets and liabilities, including any unrecognized intangible assets, as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit). The amount of the impairment would be the difference between the carrying amount of the goodwill and the implied fair value of the goodwill.

Our 2009 annual goodwill impairment testing was performed as of November 30, 2009. In determining the fair value of our reporting units, we used multiples of earnings before interest, taxes, depreciation and amortization ("EBITDA"). We believe using multiples of EBITDA in determining the fair value of reporting units is appropriate because it correlates with what a market participant would be willing to pay for that reporting unit in today's market. As of the date of our annual impairment testing, none of the reporting units failed step one and no reporting units were at risk of failing step one. Furthermore, the fair values of each of our reporting units represented no less than 185% of their carrying values. We evaluated whether any events had occurred or any circumstances had changed since November 30, 2009 that would indicate goodwill may have become impaired since the annual impairment testing. In this evaluation, we considered both qualitative and quantitative factors such as any adverse change in the business climate, current estimates of future profitability of reporting units, our current stock price and our market capitalization compared to our book value. Based on this evaluation, we determined that no indications of impairment had arisen since our annual goodwill impairment test. No impairment charges have been recorded as of December 31, 2009, 2008 and 2007. We cannot predict whether we will incur impairment charges in the future or whether any impairment charges recorded will negatively impact our results of operations or financial position in the future.

Income Taxes

In preparing financial statements, we exercise significant judgment in determining our provision for income taxes, deferred tax assets and liabilities, and the valuation allowance. We account for income taxes using the liability method as required by ASC Topic 740, "Income Taxes" (formerly SFAS No. 109 - "Accounting for Income Taxes"). Under the liability method, deferred taxes are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax laws that will be in effect when the differences are expected to reverse. We provide a valuation allowance for any net deferred tax assets when it is more likely than not that a portion of such net deferred tax assets will not be recovered.

On January 1, 2007, we adopted a new accounting pronouncement issued by the FASB located under ASC Topic 740, "Income Taxes" (formerly FASB FIN No. 48 - "Accounting for Uncertainty in Income Taxes"), which clarifies the accounting for uncertainty in income taxes. This pronouncement prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and also provides guidance on various related matters such as derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transition.

Results of Operations

The following table sets forth selected consolidated financial information as a percentage of net patient service revenue for the periods indicated:

	Year Ended December 31,		
	2009	2008	2007
Net patient service revenue	100%	100%	100%
Operating expenses:			
Direct hospice care	57.8	58.7	58.7
General and administrative - hospice care	19.6	20.9	21.4
General and administrative - support center	9.4	11.5	11.7
Provision for uncollectible accounts	1.7	1.8	1.3
Depreciation and amortization	1.0	1.2	1.4
	89.5	94.1	94.5
Income from continuing operations before other income (expense)	10.5	5.9	5.5
Other income (expense), net	(0.8)	(0.9)	0.5
Income from continuing operations before provision for income taxes	9.7	5.0	6.0
Provision for income taxes	(3.6)	(1.8)	(2.0)
Income from continuing operations	6.1	3.2	4.0
Loss from discontinued operations, net of income taxes	(0.1)	(0.8)	(1.0)
Net income	6.0	2.4	3.0
Less: Net income attributable to noncontrolling interests	(0.1)	(0.1)	0.0
Net income attributable to Odyssey stockholders	5.9%	2.3%	3.0%

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

The following table summarizes and compares our results of operations for the years ended December 31, 2009 and 2008 respectively:

	Year Ended December 31,			
	2009	2008	$ Change	% Change
	(In thousands, except % change)			
Net patient service revenue	$ 686,438	$ 616,050	$ 70,388	11.4%
Operating expenses:				
Direct hospice care	396,774	361,445	35,329	9.8
General and administrative - hospice care	134,335	128,718	5,617	4.4
General and administrative - support center	64,734	70,574	(5,840)	(8.3)
Provision for uncollectible accounts	11,490	10,907	583	5.3
Depreciation and amortization	6,725	7,868	(1,143)	(14.5)
	614,058	579,512	34,546	6.0
Income from continuing operations before other income (expense)	72,380	36,538	35,842	98.1
Other expense	(6,095)	(5,462)	(633)	(11.6)
Income from continuing operations before provision for income taxes	66,285	31,076	35,209	113.3
Provision for income taxes	24,583	11,141	13,442	120.7
Income from continuing operations	41,702	19,935	21,767	109.2
Loss from discontinued operations, net of income taxes	(498)	(5,252)	4,754	90.5
Net income	41,204	14,683	26,521	180.6
Less: Net income attributable to noncontrolling interests	613	257	356	138.5
Net income attributable to Odyssey stockholders	$ 40,591	$ 14,426	$ 26,165	181.4%

Net Patient Service Revenue

Net patient service revenue increased $70.4 million, or 11.4%, to $686.4 million for the year ended December 31, 2009 from $616.0 million for the year ended December 31, 2008, due primarily to the incremental net patient service revenue generated from VistaCare operations of approximately $50.3 million. Net patient service revenue for the year ended December 31, 2009, includes a full twelve months of VistaCare operations as compared to the year ended December 31, 2008, which includes ten full months of VistaCare operations. In addition, the year ended December 31, 2009 includes $5.8 million in net service patient revenue related to a new hospice program that was acquired on December 31, 2008. There was also an additional $1.4 million of net patient service revenue recorded during the three months ended March 31, 2009 related to the fourth quarter of 2008. This additional $1.4 million in net patient service revenue was due to the delay in implementing the phase-out of the budget neutrality adjustment factor, as previously discussed, which was delayed until October 1, 2009. Net patient service revenue per day of care was $151.91 and $146.23 for the years ended December 31, 2009 and 2008, respectively. This increase was primarily due to overall increases in Medicare payment rates for our hospice services of approximately 2.1% and 3.6% on October 1, 2009 and 2008, respectively. In addition, Medicare cap expense decreased $2.3 million to $4.6 million for the year ended December 31, 2009 from $6.9 million for the year ended December 31, 2008. Medicare revenues represented 93.1% and 92.5% of our net patient service revenue for the years ended December 31, 2009 and 2008, respectively. Medicaid revenues represented 3.9% and 4.1% of our net patient service revenue for the years ended December 31, 2009 and 2008, respectively.

Direct Hospice Care Expenses

Direct hospice care expenses increased $35.4 million, or 9.8%, to $396.8 million for the year ended December 31, 2009 from $361.4 million for the year ended December 31, 2008, due primarily to the incremental direct hospice care expenses incurred from the VistaCare operations of approximately $28.1 million for the year ended December 31, 2009 compared to the year ended December 31, 2008. The direct hospice care expenses for the year ended December 31, 2009 includes a full twelve months of VistaCare operations as compared to the year ended December

31, 2008, which includes ten full months of VistaCare operations. In addition, we incurred approximately $3.9 million in direct hospice care expenses related to a new hospice program that was acquired on December 31, 2008. Salaries, benefits and payroll tax expense for Odyssey programs increased $3.3 million, or 2.0%, to $168.6 million for the year ended December 31, 2009 from $165.3 million for the year ended December 31, 2008. As a percentage of net patient service revenue, our direct hospice care expenses were 57.8% and 58.7% for the years ended December 31, 2009 and 2008, respectively.

General and Administrative Expenses - Hospice Care

General and administrative expenses - hospice care increased $5.6 million, or 4.4%, to $134.3 million for the year ended December 31, 2009 from $128.7 million for the year ended December 31, 2008, due primarily to the incremental general and administrative expenses incurred from the VistaCare operations. The general and administrative expenses – hospice care for the year ended December 31, 2009 includes a full twelve months of VistaCare operations as compared to the year ended December 31, 2008, which includes ten full months of VistaCare operations. In addition, we incurred approximately $1.8 million in general and administrative expense related to a new hospice program that was acquired on December 31, 2008. As a percentage of net patient service revenue, our general administrative expenses – hospice care were 19.6% and 20.9% for the years ended December 31, 2009 and 2008, respectively.

General and Administrative Expenses - Support Center

General and administrative expenses - support center decreased $5.9 million, or 8.3%, to $64.7 million for the year ended December 31, 2009 from $70.6 million for the year ended December 31, 2008. For the year ended December 31, 2008, we incurred $7.9 million in ramp down and integration expenses related to the VistaCare acquisition compared to no ramp down and integration expenses for the year ended December 31, 2009. Excluding the ramp down and integration expenses, our general and administrative expenses increased $2.0 million of which our salaries, benefits, and payroll tax expenses increased approximately $1.9 million to $38.0 million for the year ended December 31, 2009 from $36.1 million for the year ended December 31, 2008. As a percentage of net patient service revenue, our general and administrative expenses – support center were 9.4% and 11.5% for the years ended December 31, 2009 and 2008, respectively.

Provision for Uncollectible Accounts

Our provision for uncollectible accounts increased $0.6 million, or 5.3%, to $11.5 million for the year ended December 31, 2009 from $10.9 million for the year ended December 31, 2008. As a percentage of net patient service revenue, our provision for uncollectible accounts was 1.7% and 1.8% for the years ended December 31, 2009 and 2008, respectively.

Depreciation and Amortization Expense

Depreciation and amortization expense decreased $1.2 million, or 14.5%, to $6.7 million for the year ended December 31, 2009 from $7.9 million for the year ended December 31, 2008. This decrease was primarily due to an adjustment of depreciation expense of $0.6 million related to capitalized computer software costs and certain assets becoming fully depreciated. As a percentage of net patient service revenue, depreciation and amortization expense was 1.0% and 1.3% for the years ended December 31, 2009 and 2008, respectively.

Other Expense

Other expense increased $0.6 million to $6.1 million for the year ended December 31, 2009 from $5.5 million for the year ended December 31, 2008. Interest expense decreased $0.8 million to $6.6 million for the year ended December 31, 2009 from $7.4 million for the year ended December 31, 2008 primarily due to lower interest rates on our term loan and lower borrowings outstanding during 2009. Borrowings outstanding at December 31, 2009 and 2008 were $115.2 million and $123.1 million, respectively. In addition, interest income decreased $1.5 million to $0.5 million for the year ended December 31, 2009 from $2.0 million for the year ended December 31, 2008, which was primarily due to a decrease in interest earned on our money market and ARS accounts.

Provision for Income Taxes

Our provision for income taxes increased $13.5 million, or 120.7%, to $24.6 million for the year ended December 31, 2009 from $11.1 million for the year ended December 31, 2008. We had an effective income tax rate of approximately 37.4% and 36.1% for the years ended December 31, 2009 and 2008, respectively. The increase in the effective tax rate for 2009 is related to a higher percentage of taxable earnings due to our increasing income before taxes and our lower tax-exempt interest income earned, which is due to lower interest rates.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

The following table summarizes and compares our results of operations for the years ended December 31, 2008 and 2007, respectively:

	Year Ended December 31,			
	2008	2007	$ Change	% Change
	(In thousands, except % change)			
Net patient service revenue	$ 616,050	$ 398,232	$ 217,818	54.7%
Operating expenses:				
Direct hospice care	361,445	233,664	127,781	54.7
General and administrative - hospice care	128,718	85,304	43,414	50.9
General and administrative - support center	70,574	46,484	24,090	51.8
Provision for uncollectible accounts	10,907	5,344	5,563	104.1
Depreciation and amortization	7,868	5,723	2,145	37.5
	579,512	376,519	202,993	53.9
Income from continuing operations before other income (expense)	36,538	21,713	14,825	68.3
Other income (expense)	(5,462)	2,301	(7,763)	(337.4)
Income from continuing operations before provision for income taxes	31,076	24,014	7,062	29.4
Provision for income taxes	11,141	8,001	3,140	39.2
Income from continuing operations	19,935	16,013	3,922	24.5
Loss from discontinued operations, net of income taxes	(5,252)	(3,888)	1,364	35.1
Net income	14,683	12,125	2,558	21.1%
Less: Net income attributable to noncontrolling interests	257	14	243	1,735.7
Net income attributable to Odyssey stockholders	$ 14,426	$ 12,111	$ 2,315	19.1%

Net Patient Service Revenue

Net patient service revenue increased $217.8 million, or 54.7%, to $616.0 million from $398.2 million for the years ended December 31, 2008 and 2007, respectively, primarily due to the net patient service revenue of approximately $185.8 million generated from VistaCare operations from the date we acquired control of VistaCare which was February 28, 2008 through December 2008. Net patient service revenue per day of care was $146.23 and $142.64 for the years ended December 31, 2008 and 2007, respectively. This increase was primarily due to overall increases in Medicare payment rates for our hospice services of approximately 2.5% and 3.3% on October 1, 2008 and 2007, respectively. In addition, our same store census increased by approximately 247 patients, or 3.8%, to 6,736 patients for the year ended December 31, 2008 from 6,489 patients for the year ended December 31, 2007, which resulted in increased billable days of approximately 96,891. The increase in net patient service revenue was offset by the Medicare cap contractual adjustment of $6.9 million and $5.0 million for the years ended December 31, 2008 and 2007, respectively. Medicare revenues represented 92.5% and 92.4% of our net patient service revenue for the years ended December 31, 2008 and 2007, respectively. Medicaid revenues represented 4.1% and 4.6% of our net patient service revenue for the year ended December 31, 2008 and 2007, respectively. Our net patient service revenue for 2008 does not include any benefit from the delay in the phase out of the budget neutrality adjustment factor from October 1, 2008 to October 1, 2009 as a result of the enactment of the American Recovery and Reinvestment Act of 2009.

Direct Hospice Care Expenses

Direct hospice care expenses increased $127.8 million, or 54.7%, to $361.4 million for the year ended December 31, 2008 from $233.7 million for the year ended December 31, 2007, primarily due to our VistaCare operations' direct hospice care expenses of approximately $110.6 million from the date of acquisition through December 2008. Salaries, benefits and payroll tax expense for legacy Odyssey operations increased approximately $9.6 million, or 6.2%, to $165.3 million for the year ended December 31, 2008 from $155.7 million for the year ended December 31, 2007. This increase is primarily due to annual salary increases and an increase related to a change in the estimate of our workers' compensation accrual based on an updated analysis of our workers' compensation claims history and due to our increased headcount. As a percentage of net patient service revenue, our direct hospice care expenses were 58.7% for both of the years ended December 31, 2008 and 2007.

General and Administrative Expenses - Hospice Care

General and administrative expenses - hospice care increased $43.4 million, or 50.9%, to $128.7 million for the year ended December 31, 2008, from $85.3 million for the year ended December 31, 2007, primarily due to VistaCare's operations' general and administrative expenses for hospice care of approximately $33.6 million from the date of acquisition through December 2008. Salaries, benefits and payroll tax expense for legacy Odyssey operations increased approximately $8.2 million, or 14.2%, to $66.0 million for the year ended December 31, 2008, from $57.8 million for the year ended December 31, 2007. This increase is primarily due to annual salary increases and an increase related to a change in the estimate of our workers' compensation accrual based on an updated analysis of our workers' compensation claims history and due to our increased headcount. As a percentage of net patient service revenue, our general administrative expenses - hospice care were 20.9% and 21.4% for the years ended December 31, 2008 and 2007, respectively.

General and Administrative Expenses - Support Center

General and administrative - support center expenses increased $24.1 million, or 51.8%, to $70.6 million for the year ended December 31, 2008, from $46.5 million for the year ended December 31, 2007. During the year ended December 31, 2008, we incurred approximately $7.9 million in expenses related to the ramp down of VistaCare's corporate office and integration of VistaCare's operations. We also incurred approximately $5.1 million in expenses related to ramping up the Dallas Support Center to accommodate the acquisition. Salaries, benefits and payroll tax expense related to Odyssey's Support Center increased $10.8 million, or 59%, to $29.1 million for the year ended December 31, 2008 from $18.3 million for the year ended December 31, 2007. As a percentage of net patient service revenue, our general and administrative expenses for support center were 11.5% and 11.7% for the years ended December 31, 2008 and 2007, respectively.

Provision for Uncollectible Accounts

Our provision for uncollectible accounts increased $5.6 million, or 104.1%, to $10.9 million for the year ended December 31, 2008 from $5.3 million for the year ended December 31, 2007, due to an increase in the number of additional document requests ("ADRs") from our Medicare fiscal intermediaries, which resulted in an increase in our aging, denials and additional write-offs of patient accounts and our acquisition of VistaCare, which increased our provision for uncollectible accounts in accordance with our bad debt reserve policy. As a percentage of net patient service revenue, our provision for uncollectible accounts was 1.8% and 1.3% for the years ended December 31, 2008 and 2007, respectively.

Depreciation and Amortization Expense

Depreciation and amortization expense increased $2.2 million, or 37.5%, to $7.9 million for the year ended December 31, 2008 from $5.7 million for the year ended December 31, 2007. This increase was primarily due to depreciation expense of approximately $1.3 million related to assets acquired in our acquisition of VistaCare. As a percentage of net patient service revenue, depreciation and amortization expense was 1.2% and 1.4% for the years ended December 31, 2008 and 2007, respectively.

Other Income (Expense)

Other expense increased $7.8 million to $5.5 million for the year ended December 31, 2008 from $2.3 million in other income for the year ended December 31, 2007. Interest expense increased $7.2 million for the year ended December 31, 2008 as a result of borrowings related to our acquisition of VistaCare.

Provision for Income Taxes

Our provision for income taxes increased $3.1 million, or 39.2%, to $11.1 million for the year ended December 31, 2008 from $8.0 million for the year ended December 31, 2007. We had an effective income tax rate of approximately 36.1% and 33.3% for the years ended December 31, 2008 and 2007, respectively. The 2007 effective income tax rate is lower primarily due to the 2007 federal tax credit related to Hurricane Katrina and higher tax exempt interest income for 2007.

Liquidity and Capital Resources

As of December 31, 2009, we had cash and cash equivalents of $128.6 million and working capital of $100.2 million. At such date, we also had $12.4 million in long term investments or ARS which we plan to liquidate in an orderly manner. Our principal liquidity requirements are for debt service, Medicare cap contractual adjustments, working capital, new hospice program and inpatient development, hospice acquisitions, and other capital expenditures. We finance these requirements primarily with existing funds, cash flows from operating activities, borrowings under our revolving line of credit, operating leases, and normal trade credit terms.

Cash provided by operating activities and discontinued operations was $81.7 million, $21.0 million and $12.8 million for the years ended December 31, 2009, 2008 and 2007, respectively, and represented net income generated, non-cash charges related to depreciation, amortization, share-based compensation and taxes, and increases and decreases in working capital. We paid $9.4 million, $13.0 million and $15.4 million for the years ended December 31, 2009, 2008 and 2007, respectively, for Medicare cap contractual adjustments. Our days outstanding in accounts receivable was 50 days, 60 days and 55 days as of December 31, 2009, 2008 and 2007, respectively. The increase in days outstanding from 2007 to 2008 is due primarily to an increase in accounts receivable at the VistaCare sites that were converted to our billing system and an increase in accounts receivable as a result of delay in collections due to additional document requests received from our Medicare fiscal intermediaries. The decrease in days outstanding from 2008 to 2009 is primarily due to the Company's strong cash collections on VistaCare accounts receivable balances during the year.

Investing activities, consisting primarily of cash paid for acquisitions, purchases of property and equipment and to purchase or sell investments, used cash of $4.1 million and $97.2 million for the years ended December 31, 2009 and 2008, respectively. During the year ended December 31, 2009, the use of cash was due primarily to our purchases of hospice programs in Flint, Michigan and Westchester, Illinois and purchases of property and equipment offset by sales of long-term investments. During the year ended December 31, 2008, the use of cash was due primarily to our purchase of VistaCare offset by the sales of long-term investments. See note "3. Acquisitions" to our consolidated financial statements included elsewhere in this annual report on Form 10-K. During the year ended December 31, 2007, we generated cash of $4.4 million which was primarily due to the sale of short-term investments offset by purchases of property and equipment.

Net cash used in financing activities was $5.0 million for the year ended December 31, 2009 compared to net cash provided by financing activities of $119.8 million for the same period in 2008. During the year ended December 31, 2009, the use of cash was primarily due to payments on our credit facility. The cash generated from financing activities for the year ended December 31, 2008 represented proceeds of $130 million from borrowings under our credit facility partially offset by payments on our credit facility of $6.9 million and payments of debt issue costs of $4.4 million in connection with the acquisition of VistaCare. Net cash used in financing activities was $12.4 million during the year ended December 31, 2007, primarily due to the purchase of treasury stock.

In connection with our acquisition of VistaCare, we entered into a Second Amended and Restated Credit Agreement (the "Credit Agreement") on February 28, 2008 with General Electric Capital Corporation and certain other lenders that provides us with a $130.0 million term loan (the "Term Loan") and a $30.0 million revolving line of credit. The Term Loan was used to pay a portion of the purchase price and costs incurred with respect to the acquisition of VistaCare and to pay certain fees and expenses incurred in connection with the Credit Agreement. The revolving line of credit may be used to fund future acquisitions, working capital, capital expenditures and for general corporate purposes. The borrowing capacity under the credit agreement is reduced by any outstanding letters of credit and payments under the term loan. At December 31, 2009, outstanding letters of credit totaled $8.8 million and are used as collateral for our insurance policies. As of December 31, 2009, the borrowing capacity under the credit agreement was $21.2 million, of which no amounts were drawn.

Borrowings under the Term Loan and revolving line of credit bear interest at an applicable margin above an Index Rate (based on the higher of the prime rate or 50 basis points over the federal funds rate) or above LIBOR. At December 31, 2009, both the applicable term loan margin and the applicable revolver margin for LIBOR loans were 2.50% and for Index Rate loans were 1.50%. At December 31, 2008, both the applicable term loan margin and the applicable revolver margin for LIBOR loans were 3.0% and for Index Rate loans were 2.0%. These margins are based on our leverage ratio and can vary from 2.50% to 3.25% for LIBOR loans and 1.50% to 2.25% for Index Rate loans.

In April 2008, we entered into two interest rate swap agreements described below that effectively convert a notional amount of $60.0 million of floating rate borrowings to fixed rate borrowings.

Borrowings outstanding at December 31, 2009 were $115.2 million and carried a weighted-average interest rate of 4.3%, including the effect of the interest rate swaps. At December 31, 2009, $53.6 million of the Term Loan carried interest at LIBOR plus 2.50% (2.73%) while $40.0 million of the Term Loan carried interest at a fixed rate of 5.45% and $20.0 million of the Term Loan carried interest at a fixed rate of 5.92% as a result of interest rate swap agreements. The remaining $1.6 million of the Term Loan carried interest at the Index Rate plus 1.50% (4.75%).

Borrowings outstanding at December 31, 2008 were $123.1 million and carried a weighted-average interest rate of 5.7%, including the effect of the interest rate swaps. At December 31, 2008, $61.7 million of the Term Loan carried interest at LIBOR plus 3.00% (ranging from 5.15% to 5.34%) while $40.0 million of the Term Loan carried interest at a fixed rate of 5.95% and $20.0 million of the Term Loan carried interest at a fixed rate of 6.42% as a result of interest rate swap agreements. The remaining $1.4 million of the Term Loan carried interest at the Index Rate plus 2.00% (5.25%).

The final installment of the Term Loan will be due on February 28, 2014 and the revolving line of credit will expire on February 28, 2013. The revolving line of credit has an unused facility fee of 0.25% per annum. In connection with the acquisition of VistaCare, all of the subsidiaries of VistaCare (together with us, and certain of our subsidiaries, including VistaCare, the "Odyssey Obligors") have become guarantors of the obligations under the Credit Agreement and have granted security interests in substantially all of their existing and after-acquired personal property. The Term Loan and the revolving line of credit are secured by substantially all of the Odyssey Obligors' existing and after-acquired personal property, including the stock of certain subsidiaries owned by the Odyssey Obligors but not party to the Credit Agreement. The Odyssey Obligors are subject to affirmative and negative covenants under the Credit Agreement, including financial covenants consisting of a maximum leverage ratio and a minimum fixed charge coverage ratio. At both December 31, 2009 and 2008, we were in compliance with our financial covenants. We are subject to mandatory prepayments based on cash proceeds received from the sale of partnership interests and property. During the third quarter of 2009, we paid $1.5 million related to mandatory prepayments of principal, which were based on cash proceeds received from the sale of the Oklahoma City program. We paid approximately $2.1 million related to mandatory prepayments of principal during the year ended December 31, 2008. In addition, we are subject to an annual excess cash flow requirement, which may result in us having to make additional principal payments on its Term Loan. For the year ended December 31, 2009, we were obligated to make an excess cash flow payment of $29.3 million, which will be paid during the second quarter of 2010. No such payment was required to be made for the year ended December 31, 2008. In the future, we may be required to make additional principal payments related to the excess cash flow requirement.

In connection with the execution of the Second Amended and Restated Credit Agreement, we incurred approximately $4.4 million of loan costs during 2008 which are being amortized using the effective interest method over the life of the Credit Agreement. Deferred loan costs totaled $3.0 million and $3.8 million (net of accumulated amortization) at December 31, 2009 and 2008, respectively.

On November 7, 2008, our subsidiaries Odyssey HealthCare Operating A, LP, a Delaware limited partnership, Odyssey HealthCare Operating B, LP, a Delaware limited partnership, Hospice of the Palm Coast, Inc., a Florida not for profit corporation, and VistaCare, Inc., a Delaware corporation, entered into an Amendment No. 1 to Second Amended and Restated Credit Agreement with General Electric Capital Corporation and the other lenders signatory thereto. This amendment permits our existing investments in ARS, which otherwise would have been required to be liquidated on or prior to November 24, 2008, to be retained indefinitely.

In April 2008, we entered into an interest rate swap agreement, which effectively converts a notional amount of $40.0 million of floating rate borrowings to fixed rate borrowings. The term of the interest rate swap expires in April 2011. Under the terms of the interest rate swap agreement, we receive from the counterparty interest on the $40.0 million notional amount based on three-month LIBOR and pay to the counterparty a fixed rate of 2.95%. We entered into a second interest rate swap agreement in April 2008, which effectively converts a notional amount of $20.0 million of floating rate borrowings to fixed rate borrowings. The term of the second interest rate swap also expires in April 2011. Under the terms of this second interest rate swap agreement, we receive from the counterparty interest on the $20.0 million notional amount based on three-month LIBOR and pay to the counterparty a fixed rate of 3.42%. We account for the interest rate swaps as a cash flow hedge. These swaps effectively converted $60.0 million of our variable-rate borrowings to fixed-rate borrowings beginning in April 2008 and through April 2011. We believe the interest rate swaps will be highly effective in achieving our goal of minimizing the volatility of cash flows associated with changes in interest rates on its variable debt.

FASB ASC Topic 815, "Derivatives and Hedging" (formerly SFAS No. 133 — "Accounting for Derivative Instruments and Hedging Activities"), requires companies to recognize all derivative instruments as either assets or liabilities at fair value on the balance sheet. In accordance with ASC Topic 815, we have designated this derivative instrument as a cash flow hedge. As such, changes in the fair value of the derivative instrument are recorded as a component of other comprehensive income or loss ("OCI") to the extent of effectiveness. The ineffective portion of the change in fair value of the derivative instrument is recognized in interest expense.

We are exposed to credit losses in the event of nonperformance by the counterparties to the two interest rate swap agreements. Management believes that the counterparties are creditworthy and anticipates that the counterparties and us will satisfy all obligations under the contracts. Hedge effectiveness testing for the year ended December 31, 2009 indicates that the swaps are highly effective hedges and as such, there is no amount related to hedging ineffectiveness to expense. As of December 31, 2009, we do not expect any amounts to be reclassified within the next twelve months to earnings from accumulated other comprehensive loss related to these cash flow hedges.

As of December 31, 2009 and 2008, we had long-term investments totaling $12.4 million and $16.7 million, respectively, consisting of tax exempt auction rate securities ("ARS"). The ARS held by us are private placement securities for which the interest rates are reset every 35 days. The reset dates have historically provided a liquid market for these securities as investors historically could readily sell their investments. These types of securities generally have not experienced payment defaults and are backed by student loans, which carry guarantees as provided for under the Federal Family Education Loan Program of the U.S. Department of Education. All of the securities were AAA/Aaa rated at December 31, 2009. To date we have collected all interest payments on all of our ARS when due and expect to continue to do so in the future. We intended to liquidate all of our ARS prior to the end of 2009. However, due to the problems experienced in global credit and capital markets generally and the ARS market in particular, our ability to liquidate our ARS this year has been impaired. We successfully liquidated $4.1 million of ARS in October 2009, $8.0 million in July 2008, $8.0 million of ARS in June 2008, and $8.4 million of ARS in January 2008, all at par. The remaining principal of $13.0 million associated with ARS will not be accessible until successful ARS auctions occur, a buyer is found outside of the auction process, the issuers establish a different form of financing to replace these securities, issuers repay principal over time from cash flows prior to maturity, or final payments come due according to contractual maturities from 25 to 28 years. We expect that we will receive the principal associated with these ARS through one of these means. We have classified these ARS as long-term investments.

We prepared a discounted cash flow analysis for our ARS using an estimated maturity of one year, which is when we estimate we will be able to liquidate these securities at par. We used a discount rate to reflect the current reduced liquidity of these securities. The discount rate was calculated by taking the existing interest rate being earned on the ARS as of December 31, 2009 and including a liquidity risk premium rate, which was calculated based on treasury yields applicable to the ARS maturity dates as of December 31, 2009. During the years ended December 31, 2009 and 2008, we reduced the fair value of the ARS by $0.1 million and $0.4 million (before taxes) based on this analysis. Changes in the fair value of the ARS are recognized, net of tax in accumulated other comprehensive income (loss).

If the uncertainties in the credit and capital markets continue or these markets deteriorate further, these securities may not provide liquidity to us when needed or maintain the fair values estimated by us. If we had to liquidate any ARS at this time, we could incur significant losses. We currently believe that we have sufficient liquidity for our current needs without selling any ARS and do not currently intend to attempt to liquidate these securities until market conditions improve and it is not more likely than not that we will be required to liquidate any ARS before recovery of our entire cost basis. If our currently available resources are not sufficient for our needs and we are not able to liquidate any ARS on acceptable terms on a timely basis, it could have a significant adverse impact on the our cash flows, financial condition and results of operations.

We expect that our principal liquidity requirements will be for debt service, Medicare cap contractual adjustments, working capital, new hospice program development, hospice acquisitions, and other capital expenditures. We expect that our existing funds, cash flows from operating activities, operating leases, normal trade credit terms and our existing revolving line of credit under the Credit Agreement will be sufficient to fund our principal liquidity requirements for at least 12 months following the date of this Annual Report on Form 10-K. Our future liquidity requirements and the adequacy of our available funds will depend on many factors, including receipt of payments for our services, changes in the Medicare per beneficiary cap amount, changes in Medicare payment rates, regulatory changes and compliance with new regulations, expense levels, capital expenditures, development of new hospices and acquisitions, government and private party legal proceedings and investigations and our ability to enter into a new credit agreement on terms satisfactory to us. We do not depend on cash flows from discontinued operations to provide for future liquidity.

Contractual Obligations

We have various contractual obligations as of December 31, 2009 that could impact our liquidity as summarized below:

	Payments Due by Period				
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 Years
			(In thousands)		
Long-Term Debt	$ 115,202	$ 38,675	$ 20,291	$ 56,236	$ —
Operating Leases	64,420	17,931	26,114	15,865	4,510
Total Contractual Obligations	$ 179,622	$ 56,606	$ 46,405	$ 72,101	$ 4,510

Off-Balance Sheet Arrangements

As of December 31, 2009, we do not have any off-balance sheet arrangements.

Interest Rate and Foreign Exchange Risk

Interest Rate Risk. Changes in interest rates would affect the fair value of our fixed rate debt instruments, but would not have an impact on our earnings or cash flow. At December 31, 2009, we had $115.2 million of debt instruments of which $60.0 million were fixed rate debt instruments. A fluctuation of 100 basis points in interest rates on our variable rate debt instruments, which are tied to the LIBOR, would affect our earnings and cash flows by $0.6 million (pre-tax) per year, but would not affect the fair value of the variable rate debt.

Foreign Exchange. We operate our business within the United States and execute all transactions in U.S. dollars.

Recent Accounting Pronouncements

In September 2006, the FASB issued a new accounting pronouncement regarding fair value (formerly SFAS No. 157 — "Fair Value Measurements"). This pronouncement, located under FASB ASC Topic 820, "Fair Value Measurements and Disclosures," defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. This pronouncement does not require any new fair value measurements in financial statements, but standardizes its definition and guidance in GAAP. We adopted this pronouncement effective beginning on January 1, 2008 for financial assets and financial liabilities which did not have a material impact on our financial statements. In February 2008, the FASB delayed by one year the effective date of this pronouncement for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). We adopted this pronouncement effective beginning on January 1, 2009 for nonfinancial assets and nonfinancial liabilities, which did not have any impact on our financial statements.

In December 2007, the FASB issued a new accounting pronouncement regarding business combinations (formerly SFAS No. 141 (revised 2007) — "Business Combinations"). This pronouncement, located under FASB ASC Topic 805, "Business Combinations," was issued to improve the relevance, representational faithfulness, and comparability of information in financial statements about a business combination and its effects. This pronouncement retains the purchase method of accounting for business combinations, but requires a number of changes including contingent consideration, such as earn-outs, will be recognized at its fair value on the acquisition date and, for certain arrangements, changes in fair value will be recognized in earnings until settled; acquisition-related transaction and restructuring costs will be expensed as incurred; previously-issued financial information will be revised for subsequent adjustments made to finalize the purchase price accounting; reversals of valuation allowances related to acquired deferred tax assets and changes to acquired income tax uncertainties will be recognized in earnings, except in certain situations. ASC Topic 805 also requires an acquirer to recognize at fair value, an asset acquired or a liability assumed in a business combination that arises from a contingency provided the asset or liability's fair value can be determined on the date of acquisition. We adopted this pronouncement on a prospective basis effective beginning on January 1, 2009. For business combinations completed on or subsequent to the adoption date, the application of this pronouncement may have a significant impact on our financial statements, the magnitude of which will depend on the specific terms and conditions of the transactions. We did not have any material business combinations during 2009.

In December 2007, the FASB issued a new accounting pronouncement regarding noncontrolling interests and the deconsolidation of a subsidiary (formerly SFAS No. 160 — "Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51"). This pronouncement, located under FASB ASC Topic 810, "Consolidation," was issued to improve the relevance, comparability, and transparency of financial information provided in financial statements by establishing accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. We adopted this pronouncement effective beginning on January 1, 2009. As a result of this adoption, we present noncontrolling interests (previously shown as minority interests in consolidated subsidiaries) as a component of equity on the consolidated balance sheets. Minority interest expense is no longer separately reported as a reduction in net income on the consolidated statements of income, but is instead shown below net income under the heading "net income attributable to non controlling interests." Total provision for income taxes remains unchanged; however, our effective tax rate as calculated from the balances shown on the consolidated statements of income have changed as net income attributable to noncontrolling interests is no longer included as a deduction in the determination of income from continuing operations. The adoption of this pronouncement did not have a material impact on our financial statements other than the presentation requirements previously mentioned.

In March 2008, the FASB issued a new accounting pronouncement regarding derivative and hedging activities (formerly SFAS No. 161 — "Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133"). This pronouncement, located under FASB ASC Topic 815, "Derivatives and Hedging," was issued to improve transparency of financial information provided in financial statements by requiring expanded disclosures about an entity's derivative and hedging activities. This pronouncement requires entities to provide expanded disclosures about: how and why an entity uses derivative instruments; how derivative instruments and related hedged items are accounted for; and how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. We adopted this pronouncement effective beginning on January 1, 2009. The adoption of this pronouncement did not have any impact on our financial statements as it contains only disclosure requirements.

In April 2009, the FASB issued a new accounting pronouncement regarding interim disclosures about fair value of financial instruments (formerly FSP FAS 107-1 and Accounting Principles Board ("APB") Opinion No. 28-1 — "Interim Disclosures about Fair Value of Financial Instruments"). This pronouncement, located under FASB ASC Topic 825, "Financial Instruments," increases the frequency of fair value disclosures by requiring both interim and annual disclosures. We adopted this pronouncement on a prospective basis effective beginning on April 1, 2009. The adoption of this pronouncement did not have any impact on our financial statements as it contains only disclosure requirements.

In April 2009, the FASB issued a new accounting pronouncement regarding fair value (formerly Staff Position No. 157-4, "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly"). This pronouncement, located under FASB ASC Topic 820, "Fair Value Measurements and Disclosures," provides additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased. This pronouncement also includes guidance on identifying circumstances that indicate a transaction is not orderly. We adopted this pronouncement on a prospective basis effective beginning on April 1, 2009. The adoption of this pronouncement did not have any impact on our financial statements.

In April 2009, the FASB issued a new accounting pronouncement regarding other-than-temporary impairments (formerly FASB Staff Position No. FAS 115-2 and 124-2, "Recognition and Presentation of Other-Than-Temporary Impairments"). This pronouncement, located under FASB ASC Topic 320, "Investments – Debt and Equity Securities," amends the other-than-temporary impairment guidance for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. This pronouncement does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities and does not require disclosures for earlier periods presented for comparative purposes at initial adoption. In periods after initial adoption, this pronouncement requires comparative disclosures only for periods ending after initial adoption. We adopted this pronouncement during the second quarter of 2009 and it did not have any impact on our financial statements.

In May 2009, the FASB issued a new accounting pronouncement regarding subsequent events (formerly SFAS No. 165 — "Subsequent Events"). This pronouncement, located under FASB ASC Topic 855, "Subsequent Events," was issued to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This pronouncement requires entities to disclose the date through which subsequent events have been evaluated, as well as whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. We adopted this pronouncement on a prospective basis effective beginning on April 1, 2009. The adoption of this pronouncement did not have any impact on our financial statements. In February 2010, the FASB amended its guidance on subsequent events to remove the requirement for public companies to disclose the date through which an entity has evaluated subsequent events.

In June 2009, the FASB issued a new accounting pronouncement regarding authoritative GAAP (formerly SFAS No. 168 — "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles"). This pronouncement, located under FASB ASC Topic 105, "Generally Accepted Accounting Principles," establishes the FASB Accounting Standards Codification ("Codification") as the source of authoritative GAAP recognized by the FASB for nongovernmental entities. Rules and interpretive releases of the SEC under federal securities laws are also sources of authoritative GAAP for SEC registrants. All guidance contained in the Codification carries an equal level of authority. All other nongrandfathered non-SEC accounting literature not included in the Codification is nonauthoritative. We adopted this pronouncement effective beginning on July 1, 2009. The adoption of this pronouncement did not have any impact on our financial statements other than the manner in which new accounting guidance is referenced.

In June 2009, the FASB issued a new accounting pronouncement regarding variable interest entities (formerly SFAS No. 167, "Amendments to FASB Interpretation No. 46(R)"). This pronouncement, located under FASB ASC

Topic 810, "Consolidation," was issued to improve financial reporting by enterprises involved with variable interest entities and to provide more relevant and reliable information to users of financial statements. ASC Topic 810 requires an enterprise to perform an ongoing analysis to determine whether the enterprise has a controlling financial interest in a variable interest entity. This pronouncement will be effective for us beginning on January 1, 2010. We do not expect the adoption of this pronouncement to have a significant impact on our future financial position, results of operations, earnings per share, and cash flows.

Payment, Legislative and Regulatory Changes

We are highly dependent on payments from the Medicare and Medicaid programs. These programs are subject to statutory and regulatory changes, possible retroactive and prospective rate adjustments, administrative rulings, rate freezes and funding reductions. Reductions in amounts paid by these programs for our services or changes in methods or regulations governing payments for our services could materially adversely affect our net patient service revenue and profitability. For the year ended December 31, 2009, Medicare and Medicaid services constituted 93.1% and 3.9% of our net patient service revenue, respectively.

Inflation

The healthcare industry is labor intensive. Wages and other expenses increase during periods of inflation and when labor shortages occur in the marketplace. In addition, suppliers pass along rising costs to us in the form of higher prices. We have implemented cost control measures designed to curb increases in operating expenses. However, our operating expenses are increasing more rapidly due to expected inflationary pressures than our rate increases and growth in patient census. This dynamic is putting increasing pressure on our operating margins. We cannot predict our ability to cover or offset future cost increases.

Item 7A. ***Quantitative and Qualitative Disclosures About Market Risk***

Changes in interest rates would affect the fair value of our fixed rate debt instruments, but would not have an impact on our earnings or cash flow. We currently have $115.2 million of debt instruments of which $60.0 million are fixed rate debt instruments. A fluctuation of 100 basis points in interest rates on our variable rate debt instruments, which are tied to the LIBOR, would affect our earnings and cash flows by $0.6 million (pre-tax) per year, but would not affect the fair value of the variable rate debt.

Item 8. ***Financial Statements and Supplementary Data***

Reference is made to the Index to Consolidated Financial Statements on page F-1 of this Annual Report on Form 10-K for a listing of our consolidated financial statements and related notes thereto. All financial statement schedules are omitted because the required information is not present, not present in material amounts or is presented within the consolidated financial statements.

Item 9. ***Changes in and Disagreements With Accountants on Accounting and Financial Disclosure***

None.

Item 9A. *Controls and Procedures*

As required by Rule 13a-15(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), we have evaluated, under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2009. Our disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed by us in reports that we file under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities Exchange Commission. Based upon the evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2009 at the reasonable assurance level.

There have been no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15a-15(f) under the Securities Exchange Act of 1934) that occurred during the quarter ended December 31, 2009, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting.

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance to the Company's management and board of directors regarding the preparation and fair presentation of published financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control - Integrated Framework.* Based on our assessment, we believe that, as of December 31, 2009, the Company's internal control over financial reporting is effective based on those criteria.

The effectiveness of internal control over financial reporting as of December 31, 2009, has been audited by Ernst & Young LLP, the independent registered public accounting firm who has audited the Company's consolidated financial statements. Ernst & Young's attestation report on the effectiveness of the Company's internal control over financial reporting appears on page 65 hereof.

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Odyssey HealthCare, Inc.

We have audited Odyssey HealthCare, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Odyssey HealthCare, Inc. and subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying, "Management's Report on Internal Control Over Financial Reporting." Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Odyssey HealthCare, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Odyssey HealthCare, Inc. and subsidiaries' as of December 31, 2009 and 2008, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2009 and our report dated March 10, 2010, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Dallas, Texas

March 10, 2010

Item 9A(T). ***Controls and Procedures***

Not applicable.

Item 9B. ***Other Information***

None.

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance***

The information set forth under the headings "Proposal One - Election of Class III Directors," "Directors," "Corporate Governance - Standing Committees of our Board," "Corporate Governance - Director Nomination Process," "Corporate Governance - Code of Ethics," "Corporate Governance - Our Board," "Executive Officers" and "Stock Ownership Matters - Section 16(a) Beneficial Ownership Reporting Compliance" contained in our definitive Proxy Statement to be filed pursuant to Regulation 14A of the Securities Exchange Act of 1934 (the "Exchange Act") in connection with our 2010 Annual Meeting of Stockholders is incorporated herein by reference.

Item 11. ***Executive Compensation***

The information set forth under the headings "Corporate Governance - Standing Committees of our Board - Compensation Committee," "Director Compensation," "Compensation Committee Interlocks and Insider Participation," "Compensation Discussion and Analysis," "Executive Compensation" and "Compensation Committee Report" contained in our definitive Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act in connection with our 2010 Annual Meeting of Stockholders is incorporated herein by reference.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

The information set forth under the heading "Stock Ownership Matters - Security Ownership of Principal Stockholders and Management" contained in our definitive Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act in connection with our 2010 Annual Meeting of Stockholders is incorporated herein by reference.

Equity-Based Compensation Plans. The following table provides information, as of December 31, 2009, about our common stock that may be issued upon the exercise of options or vesting of restricted stock awards under the Odyssey HealthCare, Inc. Stock Option Plan and the 2001 Equity-Based Compensation Plan:

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, Awards and Rights	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants, and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column(a))
	(In thousands, except weighted average exercise price)		
Equity Compensation Plans Approved by Stockholders	2,826(1)	$ 16.01	1,473
Equity Compensation Plans Not Approved by Stockholders	—	—	—
Total	2,826	$ 16.01	1,473

(1) Includes 1,433,726 options outstanding and 1,392,202 unvested restricted stock awards and units at December 31, 2009. Restricted stock awards and units are not included in the calculation of the weighted-average exercise price since there is no exercise price associated with the award.

Item 13. ***Certain Relationships and Related Transactions, and Director Independence***

The information set forth under the headings "Transactions With Related Persons" and "Corporate Governance - Our Board - Board Size; Director Independence" contained in our definitive Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act in connection with our 2010 Annual Meeting of Stockholders is incorporated herein by reference.

Item 14. ***Principal Accountant Fees and Services***

The information set forth under the heading "Audit Committee Matters - Fees Paid to Independent Auditors" contained in our definitive Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act in connection with our 2010 Annual Meeting of Stockholders is incorporated herein by reference.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

The following documents are filed as part of this Annual Report on Form 10-K:

(1) The financial statements filed as part of this Annual Report on Form 10-K are listed in the Index to Consolidated Financial Statements on page F-1 of this Annual Report on Form 10-K.

(2) All financial statement schedules are omitted because the required information is not present, not present in material amounts or is presented within the financial statements.

(3) The following documents are filed or incorporated by reference as exhibits to this Annual Report on Form 10-K:

Exhibit Number	Description
2.1 –	Agreement and Plan of Merger, dated January 15, 2008, among Odyssey HealthCare Holding Company, OHC Investment, Inc. and VistaCare, Inc. (incorporated by reference to Exhibit 2.1 to Odyssey HealthCare, Inc's (the "Company") Current Report on Form 8-K as filed with the Securities and Exchange Commission (the "Commission") on January 15, 2008)(1)
2.2 –	Form of Stockholder Agreement, dated January 15, 2008, among Odyssey HealthCare Holding Company, OHC Investment, Inc. and each of the following directors and executive officers of VistaCare, Inc.: Richard R. Slager, John Crisci, Stephen Lewis, Roseanne Berry, Henry Hirvela, James T. Robinson, James C. Crews, Jon M. Donnell, Jack A. Henry, Geneva B. Johnson, Pete A. Klisares and Brian S. Tyler (incorporated by reference to Exhibit 2.2 to the Company's Current Report on Form 8-K as filed with the Commission on January 15, 2008)
3.1 –	Fifth Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Company's Amendment No. 2 to Registration Statement on Form S-1 (Registration No. 333-51522) as filed with the Commission on September 13, 2001)
3.2 –	Second Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-1 (Registration No. 333-51522) as filed with the Commission on December 8, 2000)
3.3 –	First Amendment to the Second Amended and Restated Bylaws of Odyssey HealthCare, Inc., effective as of December 20, 2007 (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K as filed with the Commission on December 21, 2007)
3.4 –	Second Amendment to the Second Amended and Restated Bylaws of Odyssey HealthCare, Inc., effective as of May 20, 2008 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K as filed with the Commission on May 20, 2008)

Exhibit Number	Description
4.1 –	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Company's Amendment No. 1 to Registration Statement on Form S-1 (Registration No. 333-51522) as filed with the Commission on August 2, 2001)
4.2 –	Rights Agreement (the "Rights Agreement") dated November 5, 2001, between Odyssey HealthCare, Inc. and Rights Agent (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form 8-A as filed with the Commission on December 8, 2001)
4.3 –	Form of Certificate of Designation of Series A Junior Participating Preferred Stock (included as Exhibit A to the Rights Agreement (Exhibit 4.3 hereto))
10.1.1 –	Second Amended and Restated Credit Agreement, dated February 28, 2008, by and among General Electric Capital Corporation, a Delaware corporation, individually as Lender and as Agent for the Lenders, the other Lenders signatory thereto, Odyssey HealthCare Operating A, LP, a Delaware limited partnership, Odyssey HealthCare Operating B, LP, a Delaware limited partnership, Hospice of the Palm Coast, Inc., a Florida not for profit corporation, OHC Investment Inc., a Delaware corporation, and the other Credit Parties signatory thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K as filed with the Commission on March 4, 2008)
10.1.2 –	Amendment No. 1 to Second Amended and Restated Credit Agreement, dated November 7, 2008, by and among General Electric Capital Corporation, a Delaware corporation, individually as Lender and as Agent for the Lenders, the other Lenders signatory thereto, Odyssey HealthCare Operating A, LP, a Delaware limited partnership, Odyssey HealthCare Operating B, LP, a Delaware limited partnership, Hospice of the Palm Coast, Inc., a Florida not for profit corporation, and VistaCare, Inc., a Delaware corporation (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q as filed with the Commission on November 10, 2008)
10.2† –	Amended and Restated Employment Agreement, by and between Odyssey HealthCare, Inc. and Robert A. Lefton, effective as of October 11, 2005 (unless otherwise specified therein) (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K as filed with the Commission on December 24, 2008)
10.3† –	Amended and Restated Employment Agreement, by and between Odyssey HealthCare, Inc. and Brenda A. Belger, effective as of August 1, 2005 (unless otherwise specified therein) (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K as filed with the Commission on December 24, 2008)
10.4† –	Amended and Restated Employment Agreement, by and between Odyssey HealthCare, Inc. and W. Bradley Bickham, effective as of August 1, 2005 (unless otherwise specified therein) (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K as filed with the Commission on December 24, 2008)

Exhibit Number	Description
10.5† –	Amended and Restated Employment Agreement, by and between Odyssey HealthCare, Inc. and R. Dirk Allison, effective as of October 30, 2006 (unless otherwise specified therein) (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K as filed with the Commission on December 24, 2008)
10.6.1† –	Amended and Restated Employment Agreement, by and between Odyssey HealthCare, Inc. and Craig P. Goguen, effective as of August 20, 2007 (unless otherwise specified therein) (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K as filed with the Commission on December 24, 2008)
10.7† –	Employment Agreement, by and between Odyssey HealthCare, Inc. and Frank Anastasio, dated March 17, 2008 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K as filed with the Commission on March 21, 2008)
10.8† –	Agreement by and among Odyssey HealthCare, Inc. and Richard R. Burnham, effective as of January 1, 2007 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K as filed with the Commission on January 5, 2007)
10.9.1† –	Odyssey HealthCare, Inc. Stock Option Plan (the "Stock Option Plan") (incorporated by reference to Exhibit 10.5 to the Company's Registration Statement on Form S-1 (Registration No. 333-51522) as filed with the Commission on December 8, 2000)
10.9.2† –	First Amendment to the Stock Option Plan, dated January 31, 2001 (incorporated by reference to Exhibit 10.5.2 to the Company's Amendment No. 2 to Registration Statement on Form S-1 (Registration No. 333-51522) as filed with the Commission on September 13, 2001)
10.10.1† –	2001 Equity-Based Compensation Plan (incorporated by reference to Exhibit 10.6 to the Company's Amendment No. 2 to Registration Statement on Form S-1 (Registration No. 333-51522) as filed with the Commission on September 13, 2001)
10.10.2† –	First Amendment to the 2001 Equity-Based Compensation Plan, dated May 5, 2005 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K as filed with the Commission On May 5, 2005)
10.10.3† –	Second Amendment to the 2001 Equity-Based Compensation Plan, dated May 5, 2005 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q as filed with the Commission on August 8, 2005)
10.10.4† –	Form of Restricted Stock Award Agreement pursuant to the 2001 Equity - Based Compensation Plan Management Stock Option Agreement*
10.10.5† –	Odyssey HealthCare, Inc. Equity-Based Compensation Plan Management Stock Option Agreement, dated October 11, 2005, by and between Odyssey HealthCare, Inc. and Robert A. Lefton (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K as filed with the Commission on October 12, 2005)
10.10.6† –	Form of Restricted Stock Unit Award Agreement under the Odyssey HealthCare Inc. 2001 Equity Based Compensation Plan - Time Based RSU Award (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K as filed with the Commission on February 26, 2007)
10.10.7† –	Form Restricted Stock Unit Award Agreement under the Odyssey HealthCare Inc. 2001 Equity Based Compensation Plan - Additional Incentive Based RSU Award (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K as filed with the Commission on February 26, 2007)
10.10.8 –	Form of Restricted Stock Award Agreement under the Odyssey HealthCare, Inc. 2001 Equity-Based Compensation Plan - Non-Employee Director Award (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q as filed with the Commission on November 9, 2007)
10.11.1 –	Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.7 to the Company's Amendment No. 2 to Registration Statement on Form S-1 (Registration No. 333-51522) as filed with the Commission on September 13, 2001)
10.11.2 –	First Amendment to Employee Stock Purchase Plan, dated March 6, 2002*
10.12† –	Form of Indemnification Agreement between Odyssey HealthCare, Inc. and its directors and officers (incorporated by reference to Exhibit 10.8 to the Company's Registration Statement on Form S-1 (Registration No. 333-51522) as filed with the Commission on December 8, 2000)

Exhibit Number	Description
10.13 –	Settlement Agreement, dated July 6, 2006, among the United States of America acting through the entities named therein, JoAnn Russell and Odyssey HealthCare, Inc. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K as filed with the Commission on July 12, 2006)
10.14 –	Corporate Integrity Agreement, dated July 6, 2006, between the Office of Inspector General of the Department of Health and Human Services and Odyssey HealthCare, Inc. (incorporated by Reference to Exhibit 10.2 to the Company's Current Report on Form 8-K as filed with the Commission on July 12, 2006)
21 –	Subsidiaries of Odyssey HealthCare, Inc.*
23.1 –	Consent of Ernst & Young LLP*
31.1 –	Certification required by Rule 13a-14(a), dated March 10, 2010, by Robert A. Lefton, Chief Executive Officer*
31.2 –	Certification required by Rule 13a-14(a), dated March 10, 2010, by R. Dirk Allison, Chief Financial Officer*
32 –	Certification required by Rule 13a-14(b), dated March 10, 2010, by Robert A. Lefton, Chief Executive Officer, and R. Dirk Allison, Chief Financial Officer**

† Management contract or compensatory plan or arrangement.

* Filed herewith.

** Furnished herewith.

(1) The schedules and exhibits to the Agreement and Plan of Merger have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. The Company will furnish copies of any such schedules and exhibits to the SEC upon request.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ODYSSEY HEALTHCARE, INC.

By: /s/ ROBERT A. LEFTON
Robert A. Lefton
President and Chief Executive Officer

Date: March 10, 2010

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ ROBERT A. LEFTON Robert A. Lefton	President, Chief Executive Officer, and Director (Principal Executive Officer)	March 10, 2010
/s/ R. DIRK ALLISON R. Dirk Allison	Senior Vice President, Chief Financial Officer, Assistant Secretary and Treasurer (Principal Financial and Accounting Officer)	March 10, 2010
/s/ RICHARD R. BURNHAM Richard R. Burnham	Chairman of the Board	March 10, 2010
/s/ JAMES E. BUNCHER James E. Buncher	Director	March 10, 2010
/s/ JOHN K. CARLYLE John K. Carlyle	Director	March 10, 2010
/s/ DAVID W. CROSS David W. Cross	Director	March 10, 2010
/s/ PAUL J. FELDSTEIN Paul J. Feldstein	Director	March 10, 2010
/s/ ROBERT A. ORTENZIO Robert A. Ortenzio	Director	March 10, 2010
/s/ SHAWN S. SCHABEL Shawn S. Schabel	Director	March 10, 2010
/s/ DAVID L. STEFFY David L. Steffy	Director	March 10, 2010

(THIS PAGE INTENTIONALLY LEFT BLANK)

ODYSSEY HEALTHCARE, INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Odyssey HealthCare, Inc.

We have audited the accompanying consolidated balance sheets of Odyssey HealthCare, Inc. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Odyssey HealthCare, Inc. and subsidiaries at December 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, the Company adopted revisions to U.S. generally accepted accounting principles and changed its method of accounting and financial statement presentation of noncontrolling interests in equity of consolidated subsidiaries, effective January 1, 2009.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Odyssey HealthCare, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 10, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Dallas, Texas

March 10, 2010

ODYSSEY HEALTHCARE, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,	
	2009	2008
	(In thousands, except share and per share amounts)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 128,632	$ 56,043
Accounts receivable from patient services, net of allowance for uncollectible accounts of $12,462 and $9,789 at December 31, 2009 and 2008, respectively	110,593	127,922
Income taxes receivable	352	66
Deferred tax assets	10,235	13,319
Prepaid expenses and other current assets	6,017	7,906
Assets of discontinued operations	—	2,067
Total current assets	255,829	207,323
Property and equipment, net of accumulated depreciation	20,700	22,816
Deferred loan costs, net	3,033	3,761
Long-term investments	12,425	16,659
Intangibles, net of accumulated amortization	19,251	19,644
Goodwill	191,766	189,521
Other assets	—	1,227
Total assets	$ 503,004	$ 460,951
LIABILITIES AND EQUITY		
Current liabilities:		
Accounts payable	$ 4,016	$ 4,906
Accrued compensation	31,729	27,493
Accrued nursing home costs	18,144	16,478
Accrued Medicare cap contractual adjustments	18,798	23,719
Other accrued expenses	44,187	45,904
Current maturities of long-term debt	38,675	6,394
Total current liabilities	155,549	124,894
Long-term debt, less current maturities	76,527	116,681
Deferred tax liabilities	15,171	13,610
Other liabilities	4,597	3,233
Commitments and contingencies	—	—
Equity:		
Odyssey stockholders' equity:		
Common stock, $.001 par value:		
75,000,000 shares authorized - 38,549,833 and 38,137,834 shares issued at December 31, 2009 and 2008, respectively	39	38
Additional paid-in capital	125,716	117,732
Retained earnings	194,431	153,840
Accumulated other comprehensive loss, net of income taxes	(1,481)	(1,585)
Treasury stock, at cost, 5,347,072 shares held at December 31, 2009 and 2008, respectively	(69,954)	(69,954)
Total Odyssey stockholders' equity	248,751	200,071
Noncontrolling interests	2,409	2,462
Total equity	251,160	202,533
Total liabilities and equity	$ 503,004	$ 460,951

ODYSSEY HEALTHCARE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,		
	2009	2008	2007
	(In thousands, except per share amounts)		
Net patient service revenue	$ 686,438	$ 616,050	$ 398,232
Operating expenses:			
Direct hospice care	396,774	361,445	233,664
General and administrative - hospice care	134,335	128,718	85,304
General and administrative - support center	64,734	70,574	46,484
Provision for uncollectible accounts	11,490	10,907	5,344
Depreciation	6,333	7,437	5,480
Amortization	392	431	243
	614,058	579,512	376,519
Income from continuing operations before other income (expense)	72,380	36,538	21,713
Other income (expense):			
Interest income	479	1,968	2,509
Interest expense	(6,574)	(7,430)	(208)
	(6,095)	(5,462)	2,301
Income from continuing operations before provision for income taxes	66,285	31,076	24,014
Provision for income taxes	24,583	11,141	8,001
Income from continuing operations	41,702	19,935	16,013
Loss from discontinued operations, net of income taxes	(498)	(5,252)	(3,888)
Net income	41,204	14,683	12,125
Less: Net income attributable to noncontrolling interests	613	257	14
Net income attributable to Odyssey stockholders	$ 40,591	$ 14,426	$ 12,111
Income (loss) per common share:			
Basic:			
Continuing operations attributable to Odyssey stockholders	$ 1.25	$ 0.60	$ 0.48
Discontinued operations attributable to Odyssey stockholders	(0.02)	(0.16)	(0.12)
Net income attributable to Odyssey stockholders	$ 1.23	$ 0.44	$ 0.36
Diluted:			
Continuing operations attributable to Odyssey stockholders	$ 1.24	$ 0.59	$ 0.48
Discontinued operations attributable to Odyssey stockholders	(0.02)	(0.16)	(0.12)
Net income attributable to Odyssey stockholders	$ 1.22	$ 0.43	$ 0.36
Weighted average shares outstanding:			
Basic	32,935	32,674	33,029
Diluted	33,225	33,188	33,188

ODYSSEY HEALTHCARE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Noncontrolling Interests	Total Stockholders' Equity
	(Amounts in thousands)							
Balance at January 1, 2007	37,870	$ 38	$ 108,682	$ 126,921	$ —	$ (56,045)	$ —	$ 179,596
Share-based compensation	9	—	3,829	—	—	—	—	3,829
Income tax benefit on share-based compensation	—	—	119	—	—	—	—	119
Exercise of stock options	161	—	472	—	—	—	—	472
Issuance of shares under Employee Stock Purchase Plan	23	—	237	—	—	—	—	237
Purchase of treasury stock, at cost	—	—	—	—	—	(13,909)	—	(13,909)
Cumulative effect of change in accounting for uncertainties in income taxes	—	—	—	382	—	—	—	382
Transactions between Odyssey and noncontrolling interests	—	—	—	—	—	—	881	881
Net income	—	—	—	12,111	—	—	14	12,125
Balance at December 31, 2007	38,063	38	113,339	139,414	—	(69,954)	895	183,732
Comprehensive income:								
Net income	—	—	—	14,426	—	—	257	14,683
Unrealized loss on interest rate swaps, net of income taxes	—	—	—	—	(1,303)	—	—	(1,303)
Unrealized loss on auction rate securities, net of income taxes	—	—	—	—	(282)	—	—	(282)
Total comprehensive income, net of income taxes								13,098
Transactions between Odyssey and noncontrolling interests	—	—	—	—	—	—	1,310	1,310
Share-based compensation	80	—	4,347	—	—	—	—	4,347
Income tax benefit on share-based compensation	—	—	150	—	—	—	—	150
Shares redeemed for employee tax withholdings	(35)	—	(336)	—	—	—	—	(336)
Exercise of stock options	11	—	50	—	—	—	—	50
Issuance of shares under Employee Stock Purchase Plan	19	—	182	—	—	—	—	182
Balance at December 31, 2008	38,138	38	117,732	153,840	(1,585)	(69,954)	2,462	202,533
Comprehensive income:								
Net income	—	—	—	40,591	—	—	613	41,204
Unrealized gain on interest rate swaps, net of income taxes	—	—	—	—	185	—	—	185
Unrealized loss on auction rate securities, net of income taxes	—	—	—	—	(81)	—	—	(81)
Total comprehensive income, net of income taxes								41,308
Transactions between Odyssey and noncontrolling interests	—	—	—	—	—	—	(666)	(666)
Share-based compensation	138	—	5,083	—	—	—	—	5,083
Income tax benefit on share-based compensation	—	—	1,345	—	—	—	—	1,345
Shares redeemed for employee tax withholdings	—	—	(658)	—	—	—	—	(658)
Exercise of stock options	274	1	2,214	—	—	—	—	2,215
Balance at December 31, 2009	38,550	$ 39	$ 125,716	$ 194,431	$ (1,481)	$ (69,954)	$ 2,409	$ 251,160

ODYSSEY HEALTHCARE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2009	2008	2007
		(In thousands)	
Operating Activities:			
Net income attributable to Odyssey stockholders	$ 40,591	$ 14,426	$ 12,111
Adjustments to reconcile net income to net cash provided by operating activities and discontinued operations:			
Loss from discontinued operations, net of taxes	498	5,252	3,888
Net income attributable to noncontrolling interests	613	257	14
Loss on disposal of property and equipment	410	150	211
Depreciation and amortization	6,725	7,868	5,723
Amortization of deferred loan costs	728	892	113
Share-based compensation expense	5,083	4,347	3,829
Deferred income taxes	4,588	(2,233)	(1,408)
Provision for uncollectible accounts	11,490	10,907	5,344
Changes in operating assets and liabilities, net of acquisitions:			
Accounts receivable from patient services	7,240	(21,980)	(18,770)
Prepaid expenses and other current assets	2,919	3,108	458
Accounts payable, accrued nursing home costs, accrued Medicare cap contractual adjustments and other accrued expenses	765	(1,945)	1,301
Net cash provided by operating activities	81,650	21,049	12,814
Investing Activities:			
Cash paid for acquisitions, net of cash acquired	(3,035)	(126,796)	724
Cash received from the sale of hospice programs and property	1,490	1,344	698
Purchases of short-term and long-term investments	—	(9,000)	(49,053)
Sales of short-term and long-term investments	4,100	41,693	61,650
Purchases of property and equipment, net	(6,638)	(4,428)	(9,628)
Net cash (used in) provided by investing activities	(4,083)	(97,187)	4,391
Financing Activities:			
Proceeds from exercise of stock options	2,215	46	877
Cash (paid) received from sale of partnership interests and partnership distributions	(665)	893	881
Tax benefit from share-based compensation	1,345	150	119
Purchase of treasury stock	—	—	(13,909)
Payments of debt issue costs	—	(4,368)	(357)
Proceeds from borrowings under credit facility	—	130,000	—
Payments on credit facility	(7,873)	(6,926)	(2)
Net cash (used in) provided by financing activities	(4,978)	119,795	(12,391)
Net increase in cash and cash equivalents	72,589	43,657	4,814
Cash and cash equivalents, beginning of year	56,043	12,386	7,572
Cash and cash equivalents, end of year	$ 128,632	$ 56,043	$ 12,386
Supplemental cash flow information:			
Cash interest paid	$ 5,875	$ 5,529	$ 95
Income taxes paid	$ 20,363	$ 1,754	$ 5,389

ODYSSEY HEALTHCARE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2009, 2008 and 2007

1. Description of Business

Odyssey HealthCare, Inc. and its subsidiaries (the "Company") provide hospice care, with a goal of improving the quality of life of terminally ill patients and their families. Hospice services focus on palliative care for patients with life-limiting illnesses, which is care directed at managing pain and other discomforting symptoms and addressing the psychosocial and spiritual needs of patients and their families. The Company provides for all medical, psychosocial care and certain other support services related to the patient's terminal illness.

The Company was incorporated on August 29, 1995 in the state of Delaware and, as of December 31, 2009, had 90 Medicare-certified hospice providers serving patients and their families in 29 states, with significant operations in Texas, California and Arizona.

The Company completed its acquisition of VistaCare on March 6, 2008. The acquisition described in note "3. Acquisitions" significantly affects the comparability of the financial information for the years ended December 31, 2009, 2008 and 2007.

During 2008 and 2007, the Company offered equity interests in its Savannah, Georgia; Augusta, Georgia; Kansas City, Missouri and Brownsville, Texas hospice programs to third party investors of approximately 40%, 40%, 20% and 40%, respectively. The Company received $1.6 million and $0.9 million in proceeds during 2008 and 2007, respectively, from its investors in the offerings, which is recorded in noncontrolling interests on the Company's consolidated balance sheets.

2. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements reflect the results of operations and cash flows for the years ended December 31, 2009, 2008 and 2007. Certain amounts reported in previous years have been reclassified to conform to the 2009 presentation. In the period that a component of an entity has been disposed of or classified as held for sale, the results of operations for current and prior periods are reclassified in a single caption titled discontinued operations. The consolidated financial statements include the accounts of Odyssey HealthCare, Inc., its wholly-owned subsidiaries, and all subsidiaries and entities controlled by the Company through its direct ownership of a majority voting interest. All material intercompany accounts and transactions have been eliminated in consolidation.

The Company's consolidated financial statements include the accounts and operations of the Company and its subsidiaries and noncontrolling interests in which it owns more than a 50 percent interest. Noncontrolling interests, previously shown as minority interests, are reported below net income under the heading "Net income attributable to noncontrolling interests" in the consolidated statements of income and shown as a component of equity in the consolidated balance sheets.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management estimates include an allowance for uncollectible accounts, accrued compensation, accrued Medicare cap contractual allowances, other contractual allowances, accrued nursing home costs, accrued workers' compensation, accrued patient care costs, accrued income taxes, accrued professional fees, accrued legal settlements, goodwill and intangible asset impairment and share-based compensation expense related to performance based awards. Actual results could differ from those estimates and such difference could be material.

Cash and Cash Equivalents

Cash and cash equivalents include currency, checks on hand, money market funds and overnight repurchase agreements of government securities.

Long-term Investments

As of December 31, 2009 and 2008, the Company had long-term investments totaling $12.4 million and $16.7 million, respectively, consisting of tax exempt auction rate securities ("ARS"). The ARS held by the Company are private placement securities for which the interest rates are reset every 35 days. The reset dates have historically provided a liquid market for these securities as investors historically could readily sell their investments. These types of securities generally have not experienced payment defaults and are backed by student loans, which carry guarantees as provided for under the Federal Family Education Loan Program of the U.S. Department of Education. All of the securities were AAA/Aaa rated at December 31, 2009. To date the Company has collected all interest payments on all of its ARS when due and expects to continue to do so in the future. The Company intended to liquidate all of its ARS prior to the end of 2009. However, due to the problems experienced in global credit and capital markets generally and the ARS market in particular, the Company's ability to liquidate its ARS this year has been impaired. The Company successfully liquidated $4.1 million of ARS in October 2009, $8.0 million in July 2008, $8.0 million of ARS in June 2008, and $8.4 million of ARS in January 2008, all at par. The remaining principal of $13.0 million associated with ARS will not be accessible until successful ARS auctions occur, a buyer is found outside of the auction process, the issuers establish a different form of financing to replace these securities, issuers repay principal over time from cash flows prior to maturity, or final payments come due according to contractual maturities from 25 to 28 years. The Company expects that it will receive the principal associated with these ARS through one of these means. The Company has classified these ARS as long-term investments.

The Company prepared a discounted cash flow analysis for its ARS using an estimated maturity of one year, which is when the Company estimates it will be able to liquidate these securities at par. The Company used a discount rate to reflect the current reduced liquidity of these securities. The discount rate was calculated by taking the existing interest rate being earned on the ARS as of December 31, 2009 and including a liquidity risk premium rate, which was calculated based on treasury yields applicable to the ARS maturity dates as of December 31, 2009. During the years ended December 31, 2009 and 2008, the Company reduced the fair value of the ARS by $0.1 million and $0.4 million (before taxes) based on this analysis. Changes in the fair value of the ARS are recognized, net of tax, in accumulated other comprehensive income (loss).

If the uncertainties in the credit and capital markets continue or these markets deteriorate further, these securities may not provide liquidity to the Company when needed or maintain the fair values estimated by the Company. If the Company had to liquidate any ARS at this time, it could incur significant losses. The Company currently believes that it has sufficient liquidity for its current needs without selling any ARS and does not currently intend to attempt to liquidate these securities until market conditions improve and it is not more likely than not that the Company will be required to liquidate any ARS before recovery of their entire cost basis. If the Company's currently available resources are not sufficient for its needs and it is not able to liquidate any ARS on acceptable terms on a timely basis, it could have a significant adverse impact on the Company's cash flows, financial condition and results of operations.

Fair Value of Financial Instruments

The carrying amount of the Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities approximate fair value because of their generally short maturities. The Company also carries its ARS at fair value. See note, "14. Fair Value of Financial Instruments" for additional information.

Accounts Receivable

Accounts receivable represents amounts due from patients, third-party payors (principally the Medicare and Medicaid programs), and others for services rendered based on payment arrangements specific to each payor. Approximately 89.2% and 90.9% of the gross accounts receivable as of December 31, 2009 and 2008, respectively, represent amounts due from the Medicare and Medicaid programs. The Company maintains a policy for reserving for uncollectible accounts. The Company calculates the allowance for uncollectible accounts based on a formula tied to the aging of accounts receivable by payor class. The Company may also reserve for specific accounts that are determined to be uncollectible. Accounts are written off when all collection efforts are exhausted.

Medicare fiscal intermediaries and other payors periodically conduct pre-payment and post-payment medical reviews and other audits of the Company's reimbursement claims. In order to conduct these reviews, the payor requests documentation in the form of additional document requests from the Company and then reviews that documentation to determine compliance with applicable rules and regulations, including the eligibility of patients to receive hospice benefits, the appropriateness of the care provided to those patients, and the documentation of that care. The Company cannot predict whether medical reviews or similar audits by federal or state agencies or commercial payors of the Company's hospice programs' reimbursement claims will result in material recoupments or denials, which could have a material adverse effect on the Company's financial condition, results of operations and cash flows.

Goodwill and Indefinite-lived Intangible Assets

Goodwill is the excess of the purchase price over the fair value of identifiable assets acquired. Indefinite-lived intangible assets are comprised of license agreements and trademarks. Under FASB ASC Topic 350, "Intangibles – Goodwill and Other," (formerly Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Other Intangible Assets"), goodwill and intangible assets with indefinite lives are not amortized, but tested for impairment annually or more frequently if certain indications of impairment arise. Goodwill is reviewed at the reporting unit level, which is defined as an operating segment or one level below an operating segment. The Company has defined their reporting units at the operating segment level.

Goodwill impairment is determined using a two-step process. The first step is to identify if a potential impairment exists by comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to have a potential impairment and the second step of the impairment test is not necessary. However, if the carrying amount of a reporting unit exceeds its fair value, the second step is performed to determine if goodwill is impaired and to measure the amount of impairment loss to recognize, if any. The second step compares the implied fair value of goodwill with the carrying amount of goodwill. If the implied fair value of goodwill exceeds the carrying amount, then goodwill is not considered impaired. However, if the carrying amount of goodwill exceeds the implied fair value, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination (i.e., the fair value of the reporting unit is allocated to all the assets and liabilities, including any unrecognized intangible assets, as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit). The amount of the impairment would be the difference between the carrying amount of the goodwill and the implied fair value of the goodwill.

The Company's 2009 annual goodwill impairment testing was performed as of November 30, 2009. In determining the fair value of reporting units, the Company uses multiples of earnings before interest, taxes, depreciation and amortization ("EBITDA"). The Company believes using multiples of EBITDA in determining the fair value of reporting units is appropriate because it correlates with what a market participant would be willing to pay for that reporting unit in today's market. As of the date of the Company's annual impairment testing, none of the reporting units failed step one and no reporting units were at risk of failing step one. Furthermore, the fair values of each of the Company's reporting units represented no less than 185% of their carrying values. The Company evaluated whether any events had occurred or any circumstances had changed since November 30, 2009 that would indicate goodwill may have become impaired since the annual impairment testing. In this evaluation, the Company considered both qualitative and quantitative factors such as any adverse change in the business climate, current estimates of future profitability of reporting units, the Company's current stock price and its market capitalization compared to the Company's book value. Based on this evaluation, the Company determined that no indications of impairment have arisen since the annual goodwill impairment test. No impairment charges have been recorded as of December 31, 2009, 2008 and 2007.

The Company's total cumulative amortizable goodwill for tax purposes was $79.4 million and $81.6 million as of December 31, 2009 and 2008, respectively. The goodwill and intangibles expected to be deductible for tax purposes is $6.1 million and $5.3 million for the tax years ended December 31, 2009 and 2008, respectively.

Net Patient Service Revenue

Net patient service revenue is reported at the estimated net realizable amounts (exclusive of the provision for uncollectible accounts) from Medicare, Medicaid, commercial insurance and managed care payors, patients and others for services rendered to patients. To determine net patient service revenue, management adjusts gross patient service revenue for estimated contractual adjustments based on historical experience and estimated Medicare cap contractual adjustments. Net patient service revenue does not include charity care or the Medicaid room and board payments. Net patient service revenue is recognized in the month in which services are delivered. The percentage of net patient service revenue derived under the Medicare and Medicaid programs was 97.0%, 96.6% and 97.0% for the years ended December 31, 2009, 2008 and 2007, respectively.

The Company is subject to two limitations on Medicare payments for services. With one limitation, if inpatient days of care provided to patients at a hospice exceeds 20% of the total days of hospice care provided for an annual period beginning on November 1, then payment for days in excess of this limit are paid for at the routine home care rate. None of the Company's hospice programs exceeded the payment limits on inpatient services for the years ended December 31, 2009, 2008 and 2007.

With the other limitation, overall payments made by Medicare to the Company on a per hospice program basis are also subject to a cap amount calculated by the Medicare fiscal intermediary at the end of the hospice cap period. The Medicare revenue paid to a hospice program from November 1 to October 31 of the following year may not exceed the annual cap amount which is calculated by using the following formula: Number of admissions to the program by patients who are electing to receive their Medicare hospice benefit for the first time multiplied by the Medicare cap amount, which for the November 1, 2008 through October 31, 2009 Medicare cap year was $23,014. The Medicare cap amount is reduced proportionately for patients who transferred in or out of our hospice services. The Medicare cap amount is annually adjusted for inflation, but is not adjusted for geographic differences in wage levels, although hospice per diem payment rates are wage indexed. The Medicare cap amount for the November 1, 2009 through October 31, 2010 cap year has not yet been announced by the Medicare program. The Company currently estimates the Medicare cap amount to be approximately $23,600 for the Medicare cap year ending October 31, 2010.

The following table shows the amounts accrued and paid for the Medicare cap contractual adjustments for the years ended December 31, 2007, 2008 and 2009, respectively:

	Accrued Medicare Cap Contractual Adjustments Year Ending December 31,		
	2007	2008	2009
		(in thousands)	
Beginning balance - accrued Medicare cap contractual adjustments	$ 26,679	$ 21,682	$ 23,719
Medicare cap contractual adjustments	5,039(1)	6,852(2)	4,565(3)
Medicare cap contractual adjustments - discontinued operations	2,651(4)	(27)(4)	(79)(4)
Payments to Medicare fiscal intermediaries	(12,687)	(12,996)	(9,407)
Balances acquired from VistaCare	—	8,208	—
Ending balance - accrued Medicare cap contractual adjustments	$ 21,682	$ 23,719	$ 18,798

(1) Includes additional accrual of $0.9 million related to the 2006 Medicare cap year.

(2) Includes additional accrual of $1.5 million related to the 2006 Medicare cap year.

(3) Includes an accrual reversal of $1.1 million related to the 2007 Medicare cap year.

(4) Medicare cap contractual adjustments reclassified to discontinued operations are related to all programs that were discontinued and sold during 2007, 2008 and 2009.

The Company reviews the adequacy of its accrued estimated Medicare cap contractual adjustments on a quarterly basis. Because of the many variables involved in estimating the Medicare cap contractual there is at least a reasonable possibility that recorded estimates will change by a material amount in the near term.

Laws and regulations governing the Medicare and Medicaid programs are complex and subject to interpretation. The Company believes that it is in material compliance with all applicable laws and regulations. Compliance with laws and regulations can be subject to future government review and interpretation as well as significant regulatory action including fines, penalties and exclusion from the Medicare and Medicaid programs.

Charity Care

The Company provides charity care to patients without charge when management of the hospice program determines that the patient does not have the financial capability to pay, which is determined at or near the time of admission. Because the Company does not pursue collection of amounts determined to qualify as charity care, they are not reported as revenue.

Charity care, based on established charges, amounted to $6.1 million, $5.9 million and $4.4 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Direct Hospice Care Expenses

Direct hospice care expenses consist primarily of direct patient care salaries, employee benefits, payroll taxes, and travel costs associated with hospice care providers. Direct hospice care expenses also include the cost of pharmaceuticals, medical equipment and supplies, inpatient arrangements, net nursing home costs, medical director fees, purchased services such as ambulance, infusion and radiology and reimbursement for mileage for the Company's patient caregivers.

Property and Equipment and Other Intangible Assets

Property and equipment, including improvements to existing facilities, are recorded at cost. Depreciation and amortization are calculated primarily using the straight-line method over the estimated useful lives of the assets. Estimated useful lives for major asset categories are three to five years for equipment and computer software, five years for office furniture and twenty years for buildings. Leasehold improvements are amortized over the shorter of the lease term or the asset's useful life, generally three to five years. Routine repairs and maintenance are charged to expense as incurred. Certain costs associated with developing computer software for internal use are capitalized.

Identifiable intangible assets with finite lives are amortized over their estimated useful lives. These intangible assets are comprised of non-compete agreements, favorable leases and capitalized Certificate of Need ("CON") costs. The non-compete agreements are being amortized based on the terms of their respective agreements ranging from two to seven years. The CON costs are related to CON's obtained in Florida and are being amortized over 20 years. The favorable leases are being amortized over their respective lease terms, ranging from two to six years.

When events, circumstances and operating results indicate that the carrying value of certain property, equipment, and other intangible assets might be impaired, the Company prepares projections of the undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the projections indicate that the recorded amounts are not expected to be recoverable, such amounts are reduced to estimated fair value. Indicators of potential impairment are typically beyond the control of management. If market conditions become less favorable than those projected by management, impairments may be required.

Share-Based Compensation

The Company accounts for share-based compensation in accordance with FASB ASC Topic 718 "Compensation – Stock Compensation." Under FASB ASC Topic 718, the Company recognizes share-based compensation ratably using the straight-line attribution method over the requisite service period. Share-based compensation is measured based on the grant date fair value of the respective awards. The fair value of option awards is estimated at the date of grant using the Black-Scholes valuation model. The Company estimates forfeitures based on historical experience and future expectations. Share-based compensation expense is included within the "general and administrative – support center" line item in the Company's consolidated statements of income.

Net Income Per Common Share

Basic net income per common share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted net income per common share is computed by dividing the net income by the weighted average number of common shares outstanding during the period plus the effect of dilutive securities, giving effect to the conversion of employee stock options, restricted stock awards and outstanding warrants (using the treasury stock method and considering the effect of unrecognized deferred compensation charges).

Discontinued Operations

Discontinued operations represent a component of an entity that has been disposed of or is classified as held for sale and has operations and cash flows that can be clearly distinguished from the rest of the entity. In the period that a component of an entity has been disposed of or classified as held for sale, the results of operations for current and prior periods are reclassified in a single caption titled discontinued operations.

Income Taxes

The Company accounts for income taxes using the liability method as required by ASC Topic 740, "Income Taxes" (formerly SFAS No. 109 - "Accounting for Income Taxes"). Under the liability method, deferred taxes are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax laws that will be in effect when the differences are expected to reverse. Management provides a valuation allowance for any net deferred tax assets when it is more likely than not that a portion of such net deferred tax assets will not be recovered.

On January 1, 2007, the Company adopted a new accounting pronouncement issued by the FASB located under ASC Topic 740, "Income Taxes" (formerly FASB FIN No. 48 - "Accounting for Uncertainty in Income Taxes"), which clarifies the accounting for uncertainty in income taxes. The cumulative effect of applying the provisions of this pronouncement is reported as an adjustment to the opening balance of retained earnings. This pronouncement prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and also provides guidance on various related matters such as derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transition.

Self-Insured Liability Insurance

The Company maintains general (occurrence basis) and professional (claims made basis) liability insurance coverage on a company-wide basis with limits of liability of $1.0 million per occurrence and $3.0 million in the aggregate, both with a deductible of $75,000 per occurrence or claim. The Company also maintains workers' compensation coverage, except in Texas, at the statutory limits and an employer's liability policy with a $1.0 million limit per accident/employee, with a deductible of $500,000 per occurrence. In Texas the Company does not subscribe to the state workers' compensation program, instead the Company maintains a separate employer's excess indemnity coverage in the amount of $5.0 million per accident/employee and voluntary indemnity coverage in the amount of $5.0 million per accident/employee, with a $5.0 million aggregate limit. The Company also maintains a policy insuring hired and non-owned automobiles with a $1.0 million limit of liability and a $250,000 deductible per occurrence. In addition, the Company maintains umbrella coverage with a limit of $20.0 million excess over the general, professional, hired and non-owned automobile and employer's liability policies. The Company has accrued $10.2 million and $8.9 million for workers' compensation claims as of December 31, 2009 and 2008, respectively.

Nursing Home Costs

For patients receiving nursing home care under a state Medicaid program who elect hospice care under Medicare or Medicaid, the Company contracts with nursing homes for the nursing homes to provide patients room and board services. The state must pay the Company, in addition to the applicable Medicare or Medicaid hospice daily or hourly rate, an amount equal to at least 95% of the Medicaid daily nursing home rate for room and board furnished to the patient by the nursing home. Under the Company's standard nursing home contracts, the Company pays the nursing home for these room and board services at the Medicaid daily nursing home rate. Nursing home costs are offset by nursing home net revenue, and the net amount is included in direct hospice care expenses. Nursing home costs totaled $133.1 million, $119.2 million and $84.7 million for the years ended December 31, 2009, 2008 and 2007, respectively. Nursing home net revenue totaled $125.3 million, $112.0 million and $80.1 million for the years ended December 31, 2009, 2008 and 2007, respectively. This resulted in net nursing home costs of $7.8 million, $7.2 million and $4.6 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Advertising Costs

The Company expenses all advertising costs as incurred, which totaled $1.0 million, $1.3 million and $0.7 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Deferred Rent Liability

Payments under operating leases are recognized as rent expense on a straight-line basis over the term of the related lease. The difference between the rent expense recognized for financial reporting purposes and the actual payments made in accordance with the lease agreements is recognized as a deferred rent liability. Deferred rent at December 31, 2009 and 2008 was $5.8 million and $6.6 million, respectively.

Subsequent Events

The Company has evaluated subsequent events for recognition and disclosure in the financial statements and has determined that no additional disclosures are necessary.

Recent Accounting Pronouncements

In September 2006, the FASB issued a new accounting pronouncement regarding fair value (formerly SFAS No. 157 — "Fair Value Measurements"). This pronouncement, located under FASB ASC Topic 820, "Fair Value Measurements and Disclosures," defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. This pronouncement does not require any new fair value measurements in financial statements, but standardizes its definition and guidance in GAAP. The Company adopted this pronouncement effective beginning on January 1, 2008 for financial assets and financial liabilities, which did not have a material impact on its financial statements. In February 2008, the FASB delayed by one year the effective date of this pronouncement for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The Company adopted this pronouncement effective beginning on January 1, 2009 for nonfinancial assets and nonfinancial liabilities, which did not have any impact on the Company's financial statements.

In December 2007, the FASB issued a new accounting pronouncement regarding business combinations (formerly SFAS No. 141 (revised 2007) — "Business Combinations"). This pronouncement, located under FASB ASC Topic 805, "Business Combinations," was issued to improve the relevance, representational faithfulness, and comparability of information in financial statements about a business combination and its effects. This pronouncement retains the purchase method of accounting for business combinations, but requires a number of changes including contingent consideration, such as earn-outs, will be recognized at its fair value on the acquisition date and, for certain arrangements, changes in fair value will be recognized in earnings until settled; acquisition-related transaction and restructuring costs will be expensed as incurred; previously-issued financial information will be revised for subsequent adjustments made to finalize the purchase price accounting; reversals of valuation allowances related to acquired deferred tax assets and changes to acquired income tax uncertainties will be recognized in earnings, except in certain situations. ASC Topic 805 also requires an acquirer to recognize at fair value, an asset acquired or a liability assumed in a business combination that arises from a contingency provided the asset or liability's fair value can be determined on the date of acquisition. The Company adopted this pronouncement on a prospective basis effective beginning on January 1, 2009. For business combinations completed on or subsequent to the adoption date, the application of this pronouncement may have a significant impact on the Company's financial statements, the magnitude of which will depend on the specific terms and conditions of the transactions. The Company did not have any material business combinations during 2009.

In December 2007, the FASB issued a new accounting pronouncement regarding noncontrolling interests and the deconsolidation of a subsidiary (formerly SFAS No. 160 — "Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51"). This pronouncement, located under FASB ASC Topic 810, "Consolidation," was issued to improve the relevance, comparability, and transparency of financial information provided in financial statements by establishing accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The Company adopted this pronouncement effective beginning on January 1, 2009. As a result of this adoption, the Company presents noncontrolling interests (previously shown as minority interests in consolidated subsidiaries) as a component of equity on the consolidated balance sheets. Minority interest expense is no longer separately reported as a reduction in net income on the consolidated statements of income, but is instead shown below net income under the heading "net income attributable to non controlling interests." Total provision for income taxes remains unchanged; however, the Company's effective tax rate as calculated from the balances shown on the consolidated statements of income have changed as net income attributable to noncontrolling interests is no longer included as a deduction in the determination of income from continuing operations. The adoption of this pronouncement did not have a material impact on the Company's financial statements other than the presentation requirements previously mentioned.

In March 2008, the FASB issued a new accounting pronouncement regarding derivative and hedging activities (formerly SFAS No. 161 — "Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133"). This pronouncement, located under FASB ASC Topic 815, "Derivatives and Hedging," was issued to improve transparency of financial information provided in financial statements by requiring expanded disclosures about an entity's derivative and hedging activities. This pronouncement requires entities to provide expanded disclosures about: how and why an entity uses derivative instruments; how derivative instruments and related hedged items are accounted for; and how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. The Company adopted this pronouncement effective beginning on January 1, 2009. The adoption of this pronouncement did not have any impact on the Company's financial statements as it contains only disclosure requirements.

In April 2009, the FASB issued a new accounting pronouncement regarding interim disclosures about fair value of financial instruments (formerly FSP FAS 107-1 and Accounting Principles Board ("APB") Opinion No. 28-1 — "Interim Disclosures about Fair Value of Financial Instruments"). This pronouncement, located under FASB ASC Topic 825, "Financial Instruments," increases the frequency of fair value disclosures by requiring both interim and annual disclosures. The Company adopted this pronouncement on a prospective basis effective beginning on April 1, 2009. The adoption of this pronouncement did not have any impact on the Company's financial statements as it contains only disclosure requirements.

In April 2009, the FASB issued a new accounting pronouncement regarding fair value (formerly Staff Position No. 157-4, "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly"). This pronouncement, located under FASB ASC Topic 820, "Fair Value Measurements and Disclosures," provides additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased. This pronouncement also includes guidance on identifying circumstances that indicate a transaction is not orderly. The Company adopted this pronouncement on a prospective basis effective beginning on April 1, 2009. The adoption of this pronouncement did not have any impact on the Company's financial statements.

In April 2009, the FASB issued a new accounting pronouncement regarding other-than-temporary impairments (formerly FASB Staff Position No. FAS 115-2 and 124-2, "Recognition and Presentation of Other-Than-Temporary Impairments"). This pronouncement, located under FASB ASC Topic 320, "Investments – Debt and Equity Securities," amends the other-than-temporary impairment guidance for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. This pronouncement does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities and does not require disclosures for earlier periods presented for comparative purposes at initial adoption. In periods after initial adoption, this pronouncement requires comparative disclosures only for periods ending after initial adoption. The Company adopted this pronouncement during the second quarter of 2009 and it did not have any impact on the Company's financial statements.

In May 2009, the FASB issued a new accounting pronouncement regarding subsequent events (formerly SFAS No. 165 — "Subsequent Events"). This pronouncement, located under FASB ASC Topic 855, "Subsequent Events," was issued to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This pronouncement requires entities to disclose the date through which subsequent events have been evaluated, as well as whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. The Company adopted this pronouncement on a prospective basis effective beginning on April 1, 2009. The adoption of this pronouncement did not have any impact on the Company's financial statements. In February 2010, the FASB amended its guidance on subsequent events to remove the requirement for public companies to disclose the date through which an entity has evaluated subsequent events.

In June 2009, the FASB issued a new accounting pronouncement regarding authoritative GAAP (formerly SFAS No. 168 — "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles"). This pronouncement, located under FASB ASC Topic 105, "Generally Accepted Accounting Principles," establishes the FASB Accounting Standards Codification ("Codification") as the source of authoritative GAAP recognized by the FASB for nongovernmental entities. Rules and interpretive releases of the SEC under federal securities laws are also sources of authoritative GAAP for SEC registrants. All guidance contained in the Codification carries an equal level of authority. All other nongrandfathered non-SEC accounting literature not included in the Codification is nonauthoritative. The Company adopted this pronouncement effective beginning on July 1, 2009. The adoption of this pronouncement did not have any impact on the Company's financial statements other than the manner in which new accounting guidance is referenced.

In June 2009, the FASB issued a new accounting pronouncement regarding variable interest entities (formerly SFAS No. 167, "Amendments to FASB Interpretation No. 46(R)"). This pronouncement, located under FASB ASC Topic 810, "Consolidation," was issued to improve financial reporting by enterprises involved with variable interest entities and to provide more relevant and reliable information to users of financial statements. ASC Topic 810 requires an enterprise to perform an ongoing analysis to determine whether the enterprise has a controlling financial interest in a variable interest entity. This pronouncement will be effective for the Company beginning on January 1, 2010. The Company does not expect the adoption of this pronouncement to have a significant impact on its future financial position, results of operations, earnings per share, and cash flows.

3. Acquisitions

On March 6, 2008, the Company completed its acquisition of Scottsdale, Arizona-based VistaCare, Inc. ("VistaCare") for $8.60 per share, or approximately $147.1 million, plus $2.4 million in transaction costs. The transaction was structured as a two-step acquisition including a cash tender offer for all outstanding shares of VistaCare common stock followed by a cash merger in which the Company acquired all of the remaining outstanding shares of VistaCare common stock. The transaction substantially extended the Company's industry leadership and geographic reach. The Company also believes that the transaction created additional visibility that adds value in its marketing, recruiting and development activities. Following the completion of this transaction, the Company had approximately 100 Medicare-certified hospice locations in 30 states and an average daily census of more than 12,000 patients. During 2008 and 2009, the Company consolidated some markets in which both Odyssey and VistaCare had programs in the same location. As of December 31, 2009, the Company had 90 Medicare-certified programs in 29 states. The operations of VistaCare were included in the Company's results of operations beginning February 29, 2008.

The purchase price was allocated to assets acquired and liabilities assumed based on estimated fair values. The Company obtained independent appraisals of identifiable intangible assets and their remaining useful lives. The Company also reviewed and determined the fair value of other assets and liabilities assumed. The final estimated fair values of the assets acquired and liabilities assumed relating to the VistaCare acquisition are summarized below (in thousands):

Cash	$ 22,617
Other current assets	46,390
Property and equipment	4,959
Other assets	13,056
Licenses	8,982
Trademarks	7,235
Other intangible assets	456
Goodwill	90,980
Total assets acquired	194,675
Current liabilities	44,024
Other liabilities	1,155
Net assets acquired	$ 149,496

The Company recorded $91.0 million of goodwill in connection with this acquisition. No amount is expected to be deductible for tax purposes. Any future adjustments to the acquired assets and liabilities will be recorded as a component of net income.

Prior to the acquisition, the Company determined that it would transition the VistaCare corporate functions to the Company's corporate office. During the third quarter of 2008, the Company substantially completed the transition of the VistaCare corporate functions to its Dallas Support Center and the transition of all the VistaCare program sites to its information systems. During the fourth quarter of 2008, the Company completed the process of ramping up its Support Center operations. Estimated liabilities of $6.1 million for severance costs, $1.9 million for lease termination costs, $0.3 million related to a buyout of a non-compete agreement and $0.2 million for bonuses related to the transition were recorded as part of the purchase price allocation. All estimated liabilities have been paid as of December 31, 2009 except for the lease termination costs which has a remaining balance of $0.5 million.

On December 31, 2008, the Company acquired a hospice program in Flint, Michigan for approximately $0.5 million.

On December 31, 2009, the Company acquired a hospice program in Westchester, Illinois for approximately $3.2 million.

The following unaudited pro forma data summarizes the results of operations for the periods indicated as if the VistaCare and Flint, Michigan acquisitions noted above had been completed as of the beginning of the periods presented. The 2009 acquisition was not included in the pro forma results as it was not a material acquisition. The pro forma results of operations gives effect to actual operating results prior to the acquisitions, adjusted to include the pro forma effect of the acquisitions. The pro forma results do not purport to be indicative of the results that would have actually been obtained if the acquisitions occurred as of the beginning of the periods presented or that may be obtained in the future.

	For the years ended December 31,	
	2008	2007
	(in millions, except per share data)	
Revenues	$ 660.4	$ 647.0
Income from continuing operations	14.3	15.7
Net income	9.5	12.1
Income per common share:		
Basic:		
Continuing operations	$ 0.44	$ 0.48
Net	0.29	0.37
Diluted:		
Continuing operations	$ 0.43	$ 0.47
Net	0.29	0.36

4. Goodwill and Intangible Assets

The table below sets forth the changes in the carrying amount of goodwill by segment for the years ended December 31, 2009 and 2008:

	Northeast	Southeast	South Central	Midwest	Texas	Mountain	West	South	Southwest	VistaCare South	VistaCare Central	VistaCare West/North	Total
January 1, 2008	$ 3,397	$ 12,314	$ 17,346	$ 3,734	$ 21,775	$ 31,983	$ 7,630	$ —	$ —	$ —	$ —	$ —	$ 98,179
Acquisition	—	—	50	—	312	—	—	—	—	12,988	19,432	58,560	91,342
December 31, 2008	3,397	12,314	17,396	3,734	22,087	31,983	7,630	—	—	12,988	19,432	58,560	189,521
Acquisition	—	—	—	2,245	—	—	—	—	—	—	—	—	2,245
Transfers	5,973	(3,404)	7,176	16,619	15,480	12,905	—	12,913	23,318	(12,988)	(19,432)	(58,560)	—
December 31, 2009	$ 9,370	$ 8,910	$ 24,572	$ 22,598	$ 37,567	$ 44,888	$ 7,630	$ 12,913	$ 23,318	$ —	$ —	$ —	$ 191,766

During 2009, the Company reorganized its operating segments to better align its hospice programs. In accordance with ASC Topic 350, the Company reallocated goodwill from the old segment to the new segment based on the relative fair value of the hospice program transferred. In determining the fair value of a hospice program, the Company used multiples of EBITDA, which the Company believes correlates with what a market participant would be willing to pay for that program in today's market.

Intangible assets as of December 31, 2009 and 2008 consisted of the following:

	December 31, 2009		December 31, 2008	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Non-competition agreements	$ 2,305	$ 2,185	$ 2,305	$ 2,072
Licenses	11,195	—	11,295	—
Trademarks	7,235	—	7,235	—
Other	1,188	487	1,188	307
Totals	$ 21,923	$ 2,672	$ 22,023	$ 2,379

Intangible assets amortization expense was $0.4 million, $0.4 million and $0.2 million for the years ended December 31, 2009, 2008 and 2007, respectively. Estimated intangible assets amortization expense is $0.1 million for 2010, 2011, 2012, 2013, and 2014. Actual future amortization expense could differ from these estimated amounts as a result of future acquisitions and other factors.

5. Repurchases of Common Stock

On November 21, 2006, the Company announced the adoption of an open market stock repurchase program to repurchase up to $10.0 million of the Company's common stock over a twelve-month period. The timing and the amount of any repurchase of shares during the twelve-month period was determined by management based on its evaluation of market conditions and other factors. The Company completed this stock repurchase program in May 2007 and repurchased an aggregate of 801,683 shares of the Company's common stock at a total cost of $10.0 million (average cost of $12.47 per share). Of this amount, 59,477 shares for approximately $0.8 million was repurchased in 2007. The stock repurchases were funded out of working capital.

On May 4, 2007, the Company announced the adoption of a stock repurchase program to repurchase up to $50.0 million of the Company's common stock over the twelve month period beginning on May 4, 2007 either in the open market or through privately negotiated transactions, subject to market conditions and other factors. The repurchased shares were added to the treasury shares of the Company and may be used for employee stock plans and for other corporate purposes. The stock repurchases were funded out of working capital. The stock repurchase program expired on May 4, 2008. The Company repurchased 1,056,623 shares of its common stock for approximately $13.1 million (average cost of $12.42 per share) during this program.

No shares were repurchased during 2008 or 2009. The terms of the Company's credit agreement may restrict the Company's ability to repurchase additional stock in the future.

6. Stock Options and Restricted Stock Awards

During 2001, the Company adopted the 2001 Equity-Based Compensation Plan ("Compensation Plan"). Awards of stock options and restricted stock under the Compensation Plan shall not exceed the lesser of 225,000,000 shares or 10% of the total number of shares of common stock then outstanding, assuming the exercise of all outstanding options, warrants and the conversion or exchange or exercise of all securities convertible into or exchangeable or exercisable for common stock. In May 2005, shareholders of the Company approved an amendment to increase the number of common shares reserved and available for issuance from inception of the Compensation Plan to a total of 6,149,778 shares under the Compensation Plan. The Company no longer grants options under the Odyssey HealthCare, Inc. Stock Option Plan ("Stock Option Plan"). There were 1,473,480, 1,811,516 and 1,466,883 shares available for issuance under the Compensation Plan at December 31, 2009, 2008 and 2007, respectively.

At December 31, 2009, there were 12,614 and 1,421,112 options outstanding under the Stock Option Plan and the Compensation Plan, respectively, with exercise prices ranging from $1.38 to $30.64 per share. Most options granted have five to ten year terms and vest ratably over a four or five year term, with the exception of certain options for which the Company accelerated the vesting.

A summary of outstanding stock options under the Company's stock compensation plans at December 31, 2009 is presented below:

Range of exercise prices	Outstanding Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
$1.38 to $9.93	242,614	$ 9.50	7.39	1,477,967
$9.94 to $15.53	612,724	$ 13.36	4.35	1,369,530
$15.54 to $19.72	313,204	$ 17.98	5.57	—
$19.73 to $22.33	139,936	$ 22.22	3.55	—
$22.34 to $30.64	125,248	$ 29.76	3.98	—
Totals	1,433,726	$ 16.01	5.02	$2,847,497

At December 31, 2009, there were 1,392,202 restricted stock awards and restricted stock unit ("RSU's") awards outstanding under the Compensation Plan that are described in more detail below.

In addition to time-based awards, the Company will grant incentive-based RSUs to certain employees from time to time. The total number and vesting of the incentive-based RSUs that are eligible for each award recipient is based upon the Company attaining certain specified earnings per share ("EPS") from continuing operations targets in the year granted. Provided the award recipient remains an employee continuously from the date of grant through the applicable vesting date, one-fourth of the incentive-based RSUs eligible for vesting for each award recipient, based on the satisfaction of the applicable EPS target, will vest on the date the Compensation Committee ("Committee") certifies that the EPS target has been met. The remaining three-fourths of the incentive-based RSUs eligible for vesting for each award recipient, based on the satisfaction of the applicable EPS target, will vest in three equal, annual installments.

In February 2008, the Committee approved, for certain executive officers, the exchange of selected "underwater" stock options for time-based RSUs. The Committee was concerned that the underwater stock options provided little or no financial or retention incentives to the executive officers. The Committee believes that the exchange of the underwater stock options for the time-based RSUs adequately addressed those concerns. Stock option awards of 685,000 shares, with a weighted average exercise price of $17.35, were exchanged for 126,146 shares of time-based RSUs. Of the stock option awards exchanged, 287,500 shares were unvested. The shares of time based RSUs had a fair value of $9.18 per share and will vest ratably over a three year period beginning February 12, 2009. There was no material charge to share-based compensation expense from the exchange.

The Company recorded $5.1 million, $4.3 million and $3.8 million in share-based compensation expense for the years ended December 31, 2009, 2008 and 2007, respectively, for awards under the Compensation Plan. The tax benefit on share-based compensation expense was $1.3 million, $0.2 million and $0.1 million for the years ended December 31, 2009, 2008 and 2007, respectively.

The deemed fair value for options was estimated at the date of grant using the Black-Scholes Model, which considers volatility. The following table illustrates the weighted average assumptions for the years ended December 31:

	2007	2008
Risk-free interest rate	4.57%	2.84%
Expected life	5 years	5 years
Expected volatility	0.496	0.495
Expected dividend yield	—	—

A summary of stock option activity under the Company's stock compensation plans at December 31, 2009 is presented below:

	Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding at January 1, 2009	2,252,766	$ 16.12		
Granted	—	$ —		
Exercised	(274,346)	$ 8.07		
Cancelled	(544,694)	$ 20.46		
Outstanding at December 31, 2009	1,433,726	$ 16.01	5.02	$2,847,497
Exercisable at December 31, 2009	1,252,676	$ 16.72	4.67	$1,996,408

The weighted average deemed fair value of the options granted was $4.64 and $5.14 for the years ended December 31, 2008 and 2007, respectively. The total aggregate intrinsic value of options exercised was $1.6 million, $48,000 and $1.7 million during the years ended December 31, 2009, 2008 and 2007, respectively. Cash received from option exercises under share-based payment arrangements during the year ended December 31, 2009 was $2.2 million.

A summary of the Company's restricted stock activity for the year ended December 31, 2009 is presented below:

	Compensation Plan	
	Shares	Weighted-Average Grant-Date FairValue
Non-vested at January 1, 2009	744,449	$ 9.42
Granted	925,368	$10.49
Vested	(234,415)	$ 9.51
Cancelled	(43,200)	$ 8.93
Non-vested at December 31, 2009	1,392,202	$10.12

The total fair value of restricted stock that vested during the year ended December 31, 2009 was $2.5 million.

As of December 31, 2009, there was $11.5 million (pretax) of total unrecognized share-based compensation expense related to the Company's non-vested share-based compensation plans, which is expected to be recognized over a weighted-average period of 2.6 years.

7. Earnings Per Share

The following table presents the calculation of basic and diluted net income attributable to Odyssey stockholders per common share:

	Year Ended December 31,		
	2009	2008	2007
	(In thousands, except per share amounts)		
Numerator:			
Numerator for net income per share			
Income from continuing operations	$ 41,702	$ 19,935	$ 16,013
Loss from discontinued operations, net of tax	(498)	(5,252)	(3,888)
Less: net income (loss) attributable to noncontrolling interests	613	257	14
Net income attributable to Odyssey stockholders	$ 40,591	$ 14,426	$ 12,111
Denominator:			
Denominator for basic net income per share - weighted average shares	32,935	32,674	33,029
Effect of dilutive securities:			
Employee stock options and restricted stock awards	290	512	157
Series B Preferred Stock Warrants convertible to common stock	—	2	2
Denominator for diluted net income per share - adjusted weighted average shares and assumed or actual conversions	33,225	33,188	33,188
Income (loss) per common share:			
Basic:			
Continuing operations attributable to Odyssey stockholders	$ 1.25	$ 0.60	$ 0.48
Discontinued operations attributable to Odyssey stockholders	(0.02)	(0.16)	(0.12)
Net income attributable to Odyssey stockholders	$ 1.23	$ 0.44	$ 0.36
Diluted:			
Continuing operations attributable to Odyssey stockholders	$ 1.24	$ 0.59	$ 0.48
Discontinued operations attributable to Odyssey stockholders	(0.02)	(0.16)	(0.12)
Net income attributable to Odyssey stockholders	$ 1.22	$ 0.43	$ 0.36

For the years ended December 31, 2009, 2008 and 2007, options outstanding of 1,119,707, 2,040,052 and 3,014,219, respectively, were not included in the computation of diluted earnings per share because either the exercise prices of the options were greater than the average market price of the common stock or the total assumed proceeds under the treasury stock method resulted in negative incremental shares, and thus the inclusion would have been anti-dilutive. In addition, there were 22,430, 44,860 and 112,788 anti-dilutive shares relating to restricted stock awards for the years ended December 31, 2009, 2008 and 2007, respectively.

8. Discontinued Operations

The Company conducts an ongoing strategic review of its hospice programs and evaluates whether to sell or close certain hospice programs based on this strategic review. No programs were held for sale as of December 31, 2009. The Oklahoma City program and the Oklahoma City inpatient unit were held for sale as of December 31, 2008.

During the first quarter of 2007, the Company announced that it would exit the Tulsa, Oklahoma hospice market which was located in the Company's Central region and in February 2007, the Company sold the Tulsa hospice program. As part of the sale, the purchaser assumed the office lease and purchased certain assets such as furniture/fixtures, equipment, deposits and licenses. The Company recognized an immaterial pretax loss during the first quarter of 2007 related to the sale of the program.

During the second quarter of 2007, the Company decided to sell its Valdosta, Georgia; Columbia, South Carolina; St. George, Utah; Rockford, Illinois; and Allentown, Pennsylvania hospice programs and the Huntsville,

Alabama alternate delivery site ("ADS"). The Company completed the sale of its Valdosta and Columbia programs which were located in the Company's Southeast region in June 2007 and recognized an immaterial pretax loss in the second quarter on the sale of the programs. The Company completed the sale of its Huntsville ADS and its St. George and Allentown programs which were located in the Company's Southeast, Mountain and Midwest regions, respectively, during the third quarter of 2007 and recognized an immaterial pretax loss in the third quarter for the disposition of the programs. The Company completed the sale of the Rockford program which was located in the Company's Midwest region during the fourth quarter of 2007 and recognized an immaterial pretax gain in the fourth quarter on the sale of the Rockford program.

During the fourth quarter of 2007, the Company decided to sell its Odessa, Texas; Big Spring, Texas; Cincinnati, Ohio; and Wichita, Kansas hospice programs. The Company completed the sale of the Odessa and Big Spring programs which were located in the Company's Mountain region on January 1, 2008 and recognized an immaterial pretax loss during the fourth quarter of 2007 related to these programs. The Company completed the sale of the Cincinnati and Wichita programs, which were located in the Company's Midwest and South Central regions, respectively, during the first quarter of 2008 and no material amounts were recorded as a result.

During the first quarter of 2008, the Company decided to sell its Baton Rouge, Louisiana; Ventura, California; Fort Wayne, Indiana; and Oklahoma City, Oklahoma hospice programs, which were located in the Company's Southeast, West, Midwest and South Central regions, respectively. The Company also decided to close the Bryan/College Station, Texas hospice program and the Dallas, Texas inpatient unit. The closures of the Bryan/College Station program and Dallas inpatient unit, which were located in the Company's Texas and South Central regions, respectively, resulted in a pretax loss of $1.5 million during the first quarter of 2008, which included an accrual of $1.2 million for future lease costs related to the closed programs.

During the second quarter of 2008, the Company decided to close the Colorado Springs, Colorado inpatient unit and the Tucson, Arizona VistaCare hospice program. The closures, which were located in the Company's Mountain and VistaCare West regions, respectively, resulted in a pretax loss of $2.3 million during the second quarter of 2008, which included an accrual of $2.1 million for future lease costs related to the closed programs.

During the third quarter of 2008, the Company completed the sale of the Baton Rouge hospice program, which was located in the Company's Southeast region, and no material amounts were recorded as a result of the sale.

During the fourth quarter of 2008, the Company completed the sale of the Ventura and Fort Wayne hospice programs which were located in the West and Midwest regions, respectively, and recognized an immaterial pretax gain for each of these programs.

During the second quarter of 2009, the Company recorded a pretax loss of approximately $0.6 million, which was a result of the writedown of assets from $2.1 million to $1.5 million for the Oklahoma City program, including the related inpatient unit. The Company completed the sale of the Oklahoma City program, including the related inpatient unit, on July 13, 2009. The Oklahoma City program and inpatient unit were located in the Company's South Central region. Net proceeds from the sale were approximately $1.5 million. The $1.5 million received in net proceeds was paid to the Company's lenders as a mandatory prepayment of principal.

The assets of these entities included in discontinued operations are presented in the consolidated balance sheets under the captions "Assets of discontinued operations." The carrying amounts of these assets were as follows:

	December 31, 2009 (In thousands)	December 31, 2008 (In thousands)
Prepaid expenses and other current assets	$ —	$ 15
Property and equipment, net	—	2,052
Total assets of discontinued operations	$ —	$ 2,067

Net revenue and losses for these entities and the write-down of assets sold were included in the consolidated statement of operations as "Loss from discontinued operations, net of income taxes," for all periods presented. The amounts are as follows (in thousands):

	Year Ended December 31,		
	2009	2008	2007
Net patient service revenue	$ 2,230	$ 6,200	$ 22,766
Pre-tax loss from operations	$ (230)	$ (8,031)	$ (5,960)
Benefit for income taxes	88	3,072	1,988
Loss from discontinued operations	$ (142)	$ (4,959)	$ (3,972)
Gain (loss) on sale of assets, net of income taxes	(356)	(293)	84
Loss from discontinued operations, net of income taxes	$ (498)	$ (5,252)	$ (3,888)
Loss per diluted share	$ (0.02)	$ (0.16)	$ (0.12)

9. Allowance for Uncollectible Accounts

The allowance for uncollectible accounts for patient accounts receivable is as follows:

	Balance at Beginning of Year	Provision for Uncollectible Accounts	Write-Offs, Net of Recoveries	Balance at End of Year
	(In thousands)			
Year ended December 31, 2007	$ 2,501	$ 5,344	$ (3,482)	$ 4,363
Year ended December 31, 2008	$ 4,363	$ 10,907	$ (5,481)	$ 9,789
Year ended December 31, 2009	$ 9,789	$ 10,842	$ (8,169)	$ 12,462

10. Property and Equipment

Property and equipment at December 31, 2009 and 2008 are detailed below:

	December 31,	
	2009	2008
	(In thousands)	
Office furniture	$ 10,015	$ 9,676
Computer hardware	6,604	6,870
Computer software	11,467	12,676
Equipment	2,998	3,640
Motor vehicles	369	369
Land	1,098	1,098
Buildings	4,529	4,534
Leasehold improvements	13,958	11,288
Construction in progress	509	393
Property and equipment	51,547	50,544
Less accumulated depreciation and amortization	(30,847)	(27,728)
Property and equipment, net	$ 20,700	$ 22,816

Depreciation expense for property and equipment was $6.3 million, $7.4 million and $5.5 million for the year ended December 31, 2009, 2008 and 2007, respectively. The Company had $2.7 million and $4.6 million in unamortized computer software costs as of December 31, 2009 and 2008, respectively. The Company recorded depreciation expense related to the amortization of computer software costs of $0.9 million, $1.8 million and $1.8 million for the years ended December 31, 2009, 2008 and 2007, respectively.

11. Other Accrued Expenses

Other accrued expenses at December 31, 2009 and 2008 are as follows:

	December 31,	
	2009	2008
	(In thousands)	
Workers' compensation	$ 10,172	$ 8,895
Inpatient	6,705	7,432
Deferred rent	5,821	6,581
Pharmacy	851	728
Medical supplies and durable medical equipment	3,691	3,507
Property taxes	357	487
Medical director fees	671	661
Professional fees	3,721	3,144
New billing system	—	2,024
Interest	1,123	1,195
Federal taxes payable	1,504	3,285
Accounts receivable credit balances	2,338	1,813
Other	7,233	6,152
	$ 44,187	$ 45,904

12. Borrowings

Borrowings consisted of the following at December 31, 2009 and 2008:

	December 31,	
	2009	2008
	(In thousands)	
Term loan due between 2008 and 2014	$ 115,202	$ 123,075
Less current maturities	38,675	6,394
Long-term debt, less current maturities	$ 76,527	$ 116,681

In connection with the Company's acquisition of VistaCare, it entered into a Second Amended and Restated Credit Agreement (the "Credit Agreement") on February 28, 2008 with General Electric Capital Corporation and certain other lenders that provides the Company with a $130.0 million term loan (the "Term Loan") and a $30.0 million revolving line of credit. The Term Loan was used to pay a portion of the purchase price and costs incurred with respect to the acquisition of VistaCare and to pay certain fees and expenses incurred in connection with the Credit Agreement. The revolving line of credit may be used to fund future acquisitions, working capital, capital expenditures and for general corporate purposes. The borrowing capacity under the credit agreement is reduced by any outstanding letters of credit and payments under the term loan. At December 31, 2009, outstanding letters of credit totaled $8.8 million and are used as collateral for insurance policies. As of December 31, 2009, the borrowing capacity under the credit agreement was $21.2 million, of which no amounts were drawn.

Borrowings under the Term Loan and revolving line of credit bear interest at an applicable margin above an Index Rate (based on the higher of the prime rate or 50 basis points over the federal funds rate) or above LIBOR. At December 31, 2009, both the applicable term loan margin and the applicable revolver margin for LIBOR loans were 2.50% and for Index Rate loans were 1.50%. At December 31, 2008, both the applicable term loan margin and the applicable revolver margin for LIBOR loans were 3.0% and for Index Rate loans were 2.0%. These margins are based on the Company's leverage ratio and can vary from 2.50% to 3.25% for LIBOR loans and 1.50% to 2.25% for Index Rate loans.

In April 2008, the Company entered into two interest rate swap agreements described in note "13. Derivative Instrument and Hedging Activity" that effectively convert a notional amount of $60.0 million of floating rate borrowings to fixed rate borrowings.

Borrowings outstanding at December 31, 2009 were $115.2 million and carried a weighted-average interest rate of 4.3%, including the effect of the interest rate swaps. At December 31, 2009, $53.6 million of the Term Loan carried interest at LIBOR plus 2.50% (2.73%) while $40.0 million of the Term Loan carried interest at a fixed rate of 5.45% and $20.0 million of the Term Loan carried interest at a fixed rate of 5.92% as a result of interest rate swap agreements. The remaining $1.6 million of the Term Loan carried interest at the Index Rate plus 1.50% (4.75%).

Borrowings outstanding at December 31, 2008 were $123.1 million and carried a weighted-average interest rate of 5.7%, including the effect of the interest rate swaps. At December 31, 2008, $61.7 million of the Term Loan carried interest at LIBOR plus 3.00% (ranging from 5.15% to 5.34%) while $40.0 million of the Term Loan carried interest at a fixed rate of 5.95% and $20.0 million of the Term Loan carried interest at a fixed rate of 6.42% as a result of interest rate swap agreements. The remaining $1.4 million of the Term Loan carried interest at the Index Rate plus 2.00% (5.25%).

The final installment of the Term Loan will be due on February 28, 2014 and the revolving line of credit will expire on February 28, 2013. The revolving line of credit has an unused facility fee of 0.25% per annum. In connection with the acquisition of VistaCare, all of the subsidiaries of VistaCare (together with the Company, and certain of the Company's subsidiaries, including VistaCare, the "Odyssey Obligors") have become guarantors of the obligations under the Credit Agreement and have granted security interests in substantially all of their existing and after-acquired personal property. The Term Loan and the revolving line of credit are secured by substantially all of the Odyssey Obligors' existing and after-acquired personal property, including the stock of certain subsidiaries owned by the Odyssey Obligors but not party to the Credit Agreement. The Odyssey Obligors are subject to affirmative and negative covenants under the Credit Agreement, including financial covenants consisting of a maximum leverage ratio and a minimum fixed charge coverage ratio. At both December 31, 2009 and 2008, the Company was in compliance with its financial covenants. The Company is subject to mandatory prepayments based on cash proceeds received from the sale of partnership interests and property. During the third quarter of 2009, the Company paid $1.5 million related to mandatory prepayments of principal, which were based on cash proceeds received from the sale of the Oklahoma City program. The Company paid approximately $2.1 million related to mandatory prepayments of principal during the year ended December 31, 2008. In addition, the Company is subject to an annual excess cash flow requirement, which may result in the Company having to make additional principal payments on its Term Loan. For the year ended December 31, 2009, the Company was obligated to make an excess cash flow payment of $29.3 million, which will be paid during the second quarter of 2010. No such payment was required to be made for the year ended December 31, 2008. In the future, the Company may be required to make additional principal payments related to the excess cash flow requirement.

The debt maturity schedule of the Term Loan is as follows and reflects the $29.3 million estimated cash flow payment that will be made during the second quarter of 2010 (in thousands):

2010	$ 38,675
2011	9,276
2012	11,015
2013	13,334
2014	42,902
Thereafter	—
Total	$ 115,202

In connection with the execution of the Second Amended and Restated Credit Agreement, the Company incurred approximately $4.4 million of loan costs during 2008 which are being amortized using the effective interest method over the life of the Credit Agreement. Deferred loan costs totaled $3.0 million and $3.8 million (net of accumulated amortization) at December 31, 2009 and 2008, respectively.

On November 7, 2008, the Company's subsidiaries Odyssey HealthCare Operating A, LP, a Delaware limited partnership, Odyssey HealthCare Operating B, LP, a Delaware limited partnership, Hospice of the Palm Coast, Inc., a Florida not for profit corporation, and VistaCare, Inc., a Delaware corporation, entered into an Amendment No. 1

to Second Amended and Restated Credit Agreement with General Electric Capital Corporation and the other lenders signatory thereto. This amendment permits the Company's existing investments in ARS, which otherwise would have been required to be liquidated on or prior to November 24, 2008, to be retained indefinitely.

13. Derivative Instrument and Hedging Activity

The Company entered into an interest rate swap agreement during April 2008, which effectively converts a notional amount of $40.0 million of floating rate borrowings to fixed rate borrowings. The term of the interest rate swap expires in April 2011. Under the terms of the interest rate swap agreement, the Company receives from the counterparty interest on the $40.0 million notional amount based on three-month LIBOR and pays to the counterparty a fixed rate of 2.95%. The Company entered into a second interest rate swap agreement in April 2008, which effectively converts a notional amount of $20.0 million of floating rate borrowings to fixed rate borrowings. The term of the second interest rate swap also expires in April 2011. Under the terms of the interest rate swap agreement, the Company receives from the counterparty interest on the $20.0 million notional amount based on three-month LIBOR and pays to the counterparty a fixed rate of 3.42%. The Company accounts for the interest rate swaps as a cash flow hedge. These swaps effectively converted $60.0 million of the Company's variable-rate borrowings to fixed-rate borrowings beginning in April 2008 and through April 2011. The Company believes the interest rate swaps will be highly effective in achieving the Company's goal of minimizing the volatility of cash flows associated with changes in interest rates on its variable debt.

FASB ASC Topic 815, "Derivatives and Hedging" (formerly SFAS No. 133 — "Accounting for Derivative Instruments and Hedging Activities"), requires companies to recognize all derivative instruments as either assets or liabilities at fair value on the balance sheet. In accordance with ASC Topic 815, the Company has designated this derivative instrument as a cash flow hedge. As such, changes in the fair value of the derivative instrument are recorded as a component of other comprehensive income or loss ("OCI") to the extent of effectiveness. The ineffective portion of the change in fair value of the derivative instrument is recognized in interest expense.

The Company is exposed to credit losses in the event of nonperformance by the counterparties to the two interest rate swap agreements. Management believes that the counterparties are creditworthy and anticipates that the counterparties and the Company will satisfy all obligations under the contracts. Hedge effectiveness testing for the year ended December 31, 2009 indicates that the swaps are highly effective hedges and as such, there is no amount related to hedging ineffectiveness to expense. As of December 31, 2009, the Company does not expect any amounts to be reclassified within the next twelve months to earnings from accumulated other comprehensive loss related to these cash flow hedges.

The fair values of the Company's interest rate swap agreements as presented in the consolidated balance sheets are as follows (in thousands):

	Liability Derivatives			
	December 31, 2009		December 31, 2009	
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives designated as hedging instruments:				
Interest rate swap agreements	Other Long Term Liabilities	$ 1,747	Other Long Term Liabilities	$ 2,042

The effect of the interest rate swap agreements on the Company's consolidated comprehensive loss, net of related taxes, for the year ended December 31, is as follows (in thousands):

	Amount of Income/(Loss) Recognized in Other Comprehensive Income/(Loss)		Income/(Loss) Reclassified from Accumulated Other Comprehensive Loss to Earnings (effective portion)	
	2009	2008	2009	2008
Derivatives designated as cash flow hedges:				
Interest rate swap agreements	$ 185	$ (1,303)	$ —	$ —

14. Fair Value of Financial Instruments

The fair value of financial instruments is the amount at which the instrument could be exchanged in a current transaction between willing parties. The fair values of the long-term debt are estimated using discounted cash flow analysis, based on the Company's incremental borrowing rates for similar types of borrowing arrangements. Management estimates that the carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, long-term debt and certain other assets are not materially different from their fair values.

The Company categorizes its assets and liabilities recorded at fair value based upon the following fair value hierarchy established by the FASB.

- Level 1 valuations use quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date. An active market is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2 valuations use inputs other than actively quoted market prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include: (a) quoted prices for similar assets or liabilities in active markets, (b) quoted prices for identical or similar assets or liabilities in markets that are not active, (c) inputs other than quoted prices that are observable for the asset or liability such as interest rates and yield curves observable at commonly quoted intervals and (d) inputs that are derived principally from or corroborated by observable market data by correlation or other means.
- Level 3 valuations use unobservable inputs for the asset or liability. Unobservable inputs are used to the extent observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

The table below sets forth our fair value hierarchy for our ARS and interest rate swaps measured at fair value as of December 31, 2009.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Asset:				
Auction rate securities	$ —	$ —	$12,425	$12,425
Liabilities:				
Interest rate swaps	$ —	$ —	$ 1,747	$ 1,747

The table below sets forth our fair value hierarchy for our ARS and interest rate swaps measured at fair value as of December 31, 2008.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Asset:				
Auction rate securities	$ —	$ —	$16,659	$16,659
Liabilities:				
Interest rate swaps	$ —	$ —	$ 2,042	$ 2,042

The Company prepares a discounted cash flow analysis for its ARS to estimate a fair value each quarter. The assumptions used include an estimated maturity of one year, which is when the Company estimates it will be able to liquidate these ARS at par and a discount rate to reflect the current reduced liquidity of these ARS. The discount rate was calculated by taking the existing interest rate being earned on the ARS as of December 31, 2009 and including a liquidity risk premium rate, which was calculated based on the treasury yields applicable to the ARS maturity dates as of December 31, 2009. During the years ended December 31, 2009 and 2008, the Company reduced the fair value of the ARS by $0.1 million and $0.4 million (before taxes) based on this analysis. Changes in the fair value of the ARS are recognized, net of tax in accumulated other comprehensive income (loss). During October 2009, the Company liquidated one ARS at par for $4.1 million.

Also, at December 31, 2009, the Company had liabilities related to its interest rate swaps of approximately $1.7 million, before income taxes, that were measured at fair value on a recurring basis using the Level 3 valuation methodology. The fair value reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves and implied volatilities along with estimates of current credit spreads, to evaluate the likelihood of default by the Company or its counterparties.

The Company's cash and cash equivalents are measured at fair value using the Level 1 valuation methodology.

The following table presents the changes in fair value of the Company's Level 3 assets and liabilities for the years ended December 31, 2009 and 2008 (in thousands):

	Significant Unobservable Inputs (Level 3)	
	ARS	Interest Rate Swaps
Balance at January 1, 2008	$ —	$ —
Transfers from Level 1	41,450	—
Transfers to Level 1	(24,350)	
Unrealized loss included in other comprehensive loss (before tax)	(441)	(2,042)
Balance at December 31, 2008	16,659	(2,042)
Transfers to Level 1	(4,100)	—
Unrealized income (loss) included in other comprehensive loss (before tax)	(134)	295
Balance at December 31, 2009	$ 12,425	$ (1,747)

15. Comprehensive Income

The FASB established guidelines for reporting changes in equity during a period from transactions and other events and circumstances from non-owner sources. Comprehensive income attributable to Odyssey stockholders includes the net change in the fair value of ARS and interest rate swaps, net of income tax, and are included as a component of Odyssey stockholders' equity.

The components of comprehensive income, net of income tax, are as follows (in thousands):

	For the years ended December 31,		
	2009	2008	2007
Net income	$ 41,204	$ 14,683	$ 12,125
Other comprehensive income (loss), net of tax:			
Unrealized income (loss) on interest rate swaps[1]	185	(1,303)	—
Unrealized loss on ARS[2]	(81)	(282)	—
Total other comprehensive income (loss), net of tax	104	(1,585)	—
Comprehensive income	41,308	13,098	12,125
Less: comprehensive income attributable to noncontrolling interests	613	257	14
Comprehensive income attributable to Odyssey stockholders	$ 40,695	$ 12,841	$ 12,111

(1) Unrealized income (loss) on interest rate swaps is recorded net of tax expense (benefit) of $0.1 million and $(0.7) million for the years ended December 31, 2009 and 2008, respectively.

(2) Unrealized loss on ARS is recorded net of tax (benefit) of $(0.1) million and $(0.2) million for the years ended December 31, 2009 and 2008, respectively.

The components of accumulated other comprehensive loss are as follows:

	As of December 31,	
	2009	2008
Unrealized loss on interest rate swaps	$ (1,118)	$ (1,303)
Unrealized loss on ARS	(363)	(282)
Accumulated other comprehensive	$ (1,481)	$ (1,585)

16. Income Taxes

Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,	
	2009	2008
	(In thousands)	
Current deferred tax assets:		
Accounts receivable	$ 2,954	$ 2,919
Insurance	441	255
Accrued compensation	2,081	1,930
Workers' compensation	4,020	3,402
Accrued Medicare cap contractual adjustments	452	4,491
Other	287	322
	10,235	13,319
Non-current deferred tax assets and liabilities:		
Deferred compensation	5,949	4,314
Federal net operating loss	168	3,211
Accrued rent	2,485	1,519
Amortizable and depreciable assets	(25,335)	(24,254)
Interest rate swaps and ARS	841	897
Other	721	703
	(15,171)	(13,610)
Net deferred tax liabilities	$ (4,936)	$ (291)

The components of the Company's income tax expense (benefit) are as follows:

	Year Ended December 31,		
	2009	2008	2007
	(In thousands)		
Current:			
Federal	$ 16,025	$ 12,268	$ 6,416
State	3,219	1,683	1,067
	19,244	13,951	7,483
Deferred:			
Federal	5,192	(2,011)	466
State	147	(799)	52
	5,339	(2,810)	518
	$ 24,583	$ 11,141	$ 8,001

The reconciliation of income tax expense computed at the federal statutory tax rate to income tax expense is as follows:

	Year Ended December 31,					
	2009		2008		2007	
	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)					
Tax at federal statutory rate	$ 22,985	35%	$ 10,787	35%	$ 8,342	35%
State income tax, net of federal benefit	2,213	3	852	3	727	4
Municipal interest income not included in taxable income	(149)	—	(567)	(2)	(739)	(4)
Income tax credits	(307)	(1)	(279)	(1)	(313)	(2)
Other non-deductible expenses and other	(159)	—	348	1	(16)	—
	$ 24,583	37%	$ 11,141	36%	$ 8,001	33%

In July 2006, the FASB issued guidance regarding accounting for uncertainty in income taxes (formerly FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes"), which became effective for the Company on January 1, 2007. As a result of the application of this guidance, the Company recorded an adjustment of $0.4 million to its opening balance of retained earnings and reclassified $1.3 million from deferred tax liabilities to other liabilities for uncertain tax positions. If these liabilities are settled favorably, it would impact the Company's effective tax rate. The only periods still subject to audit for the Company's federal tax return are the 2006 through 2009 tax years. The Company will classify interest and penalties in the provision for income taxes. The Company has recorded an accrual of $46,000 and $0.1 million for interest in the provision for income taxes during the years ended December 31, 2009 and 2008, respectively.

The activity of the liability for uncertain tax positions is as follows (in thousands):

Balance January 1, 2008	$ 1,322
Accrual of interest	81
Balance December 31, 2008	1,403
Accrual of interest	46
Balance December 31, 2009	$ 1,449

The Company does not expect a significant increase or decrease to the liability for uncertain tax positions over the next twelve months.

The Company had federal and state net operating loss ("NOL") carryforwards of $0.5 million and $1.4 million, respectively, at December 31, 2009. However, due to the uncertainty in recognizing the state NOLs, a full valuation allowance has been established for the state NOLs. All NOLs were acquired from VistaCare. The Company expects to utilize the federal NOLs by 2011.

17. Retirement Plan

The Company sponsors a 401(k) plan, which is available to substantially all employees after meeting certain eligibility requirements. After the acquisition of VistaCare and termination of the VistaCare 401(k) plan, the employees of VistaCare were able to enroll in the Company's 401(k) plan subject to meeting certain eligibility requirements. The plan provides for contributions by the employees based on a percentage of their income. The Company, at its discretion, may make contributions. Matching contributions totaled $1.5 million, $1.2 million and $0.9 million for the years ended December 31, 2009, 2008 and 2007, respectively.

18. Commitments and Contingencies

Leases

The Company leases office space and equipment at its various locations. Most of the Company's lease terms have escalation clauses and renewal options, typically equal to the original lease term. Total rental expense was $21.1 million, $20.1 million and $13.3 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Future minimum rental commitments under noncancelable operating leases for the years subsequent to December 31, 2009, are as follows (in thousands):

2010	$ 17,931
2011	14,396
2012	11,718
2013	9,409
2014	6,456
Thereafter	4,510
	$ 64,420

Contingencies

On February 14, 2008, the Company received a letter from the Medicaid Fraud Control Unit of the Texas Attorney General's office notifying the Company that it is conducting an investigation concerning Medicaid hospice services provided by the Company, including the Company's practices with respect to patient admission and retention, and requesting medical records of approximately 50 patients served by the Company's programs in the State of Texas. Based on the preliminary stage of this investigation and the limited information that the Company has at this time, the Company cannot predict the outcome of this investigation, the Texas Attorney General's views of the issues being investigated, any actions that the Texas Attorney General may take or the impact, if any, that the investigation may have on the Company's business, results of operations, liquidity or capital resources. The Company believes that it is in material compliance with the rules and regulations applicable to the Texas Medicaid hospice program.

On May 5, 2008, the Company received a letter from the United States Department of Justice ("DOJ") notifying the Company that it is conducting an investigation of VistaCare, Inc. and requesting that the Company provide certain information and documents related to its investigation of claims submitted by VistaCare to Medicare, Medicaid and TRICARE from January 1, 2003 through March 6, 2008, the date the Company completed the acquisition of VistaCare. The Company was informed that the DOJ and the Medicaid Fraud Control Unit of the Texas Attorney General's Office are reviewing allegations that VistaCare may have billed the federal Medicare, Medicaid and TRICARE programs for hospice services that were not reasonably or medically necessary or performed as claimed. The basis of the investigation is a *qui tam* lawsuit filed in the United States District Court for the Northern District of Texas by a former employee of VistaCare. The lawsuit was unsealed on October 5, 2009 and served on the Company on January 28, 2010. In connection with the unsealing of the complaint, the DOJ filed a notice with the court declining to intervene in the *qui tam* action at this time. The Texas Attorney General also filed a notice of non-intervention with the court. While these actions should not be viewed as a final assessment by the DOJ or the Texas Attorney General of the merits of this *qui tam* action, the Company considers them to be positive developments. The Company continues to cooperate with the DOJ and the Texas Attorney General in their investigation of the Company. Based on the limited information that the Company has at this time, it cannot predict the outcome of the *qui tam* lawsuit or the related investigation, the DOJ's or Texas Attorney General's views of the issues being investigated other than the DOJ's and Texas Attorney General's notice declining to intervene in the *qui tam* action at this time, any actions that the DOJ or the Texas Attorney General may take or the impact, if any, that the investigation may have on the Company's business, results of operations, liquidity or capital resources.

The Company has been named in a class action lawsuit filed on November 6, 2008 in Superior Court of California, Los Angeles County by Charlia Cornish ("Cornish") alleging class-wide wage and hour issues at its

California hospice programs. The suit alleges failure to provide overtime compensation, meal and break periods, accurate itemized wage statements, and timely payment of wages earned upon leaving employment. The purported class includes all persons employed by the Company in California as an admission nurse, a case manager registered nurse, a licensed vocational nurse, a registered nurse, a home health aide, a medical social worker, a triage coordinator, an office manager, a patient care secretary or a spiritual counselor at anytime on or after November 6, 2004. The lawsuit seeks payment of unpaid wages, damages, interest, penalties and reasonable attorneys' fees and costs. In January 2009 the Company successfully moved the lawsuit to Federal District Court in the Central District of California. On September 21, 2009, the court ruled in the Company's favor denying plaintiff's request to amend and granting the Company's motion for summary judgment dismissing the lawsuit in its entirety. The plaintiff has elected not to appeal the decision dismissing the plaintiff's lawsuit.

On January 5, 2009, the Company received a letter from the Georgia State Health Care Fraud Control Unit notifying the Company that it is conducting an investigation concerning Medicaid hospice services provided by VistaCare from 2003 through 2007 and requesting certain documents. The Company is cooperating with the Georgia State Health Care Fraud Control Unit and has complied with the document request. Based on the preliminary stage of this investigation and the limited information that the Company has at this time, the Company cannot predict the outcome of the investigation, the Georgia State Health Care Fraud Control Unit's views of the issues being investigated, any actions that the Georgia State Health Care Fraud Control Unit may take or the impact, if any, that the investigation may have on the Company's business, results of operations, liquidity or capital resources.

On February 2, 2009, the Company received a subpoena from the United States Office of Inspector General ("OIG") requesting certain documents related to the Company's provision of continuous care services from January 1, 2004 through February 2, 2009. On September 9, 2009, the Company received a second subpoena from the OIG requesting medical records for certain patients who had been provided continuous care services by the Company during the same time period. The Company is cooperating with the OIG and is in the process of complying with the subpoena requests. Based on the preliminary stage of this investigation and the limited information that the Company has at this time the Company cannot predict the outcome of the investigation, the OIG's views of the issues being investigated, any actions that the OIG may take or the impact, if any, that the investigation may have on the Company's business, results of operations, liquidity or capital resources.

On March 5, 2009, the Company received a notice submitted on behalf of Ronaldo Ramos to the California Labor & Workforce Development Agency regarding his intent to file a claim for penalties pursuant to the California Private Attorney General Act for alleged violations of the California Labor Code. Ramos is a former employee of the Company and alleges that he and others similarly situated were improperly paid for on-call hours. His notice indicates that he intends to seek to recover unpaid wages, overtime, penalties, punitive damages, interest, and attorney's fees. The Company is not aware of him filing a lawsuit. The Company believes that it has complied with all regulations at issue, and it intends to vigorously defend against the claims asserted. Because the matter is in its early stage, the Company cannot at this time estimate an amount or range of potential loss in the event of an unfavorable outcome.

The Company has been named in a class action lawsuit filed on January 25, 2010, in the United States District Court Southern District of Texas Houston Division by Bobby Blevins, a former employee, alleging failure to pay overtime to a purported class of similarly situated hourly-paid current and former nurse employees. The plaintiff seeks to recover unpaid overtime compensation, damages and attorney fees. The Company believes that it has complied with all regulations at issue, and intends to vigorously defend against the claims asserted. Because of the early stage of this suit, the Company cannot at this time estimate an amount or range of potential loss in the event of an unfavorable outcome.

On February 23, 2010, the Company received a subpoena from the OIG requesting various documents and certain patient records of one its hospice programs relating to services performed from January 1, 2006 through December 31, 2009. The Company is cooperating with the OIG and is in the process of complying with the subpoena request. Because of the preliminary stage of this investigation and the limited information that the Company has at this time the Company cannot predict the outcome of the investigation, the OIG's views of the issues being investigated, any actions that the OIG may take or the impact, if any, that the investigation may have on the Company's business, results of operations, liquidity or capital resources.

From time to time, the Company may be involved in other litigation matters relating to claims that arise in the ordinary course of its business. Although the ultimate liability for these matters cannot be determined, based on the information currently available to the Company, the Company does not believe that the resolution of these other litigation matters to which the Company is currently a party will have a material adverse effect on the Company's business, results of operations or liquidity. Accrued legal fees and other reserves at December 31, 2009 and 2008, were $2.8 million and $2.3 million, respectively, which primarily related to these other litigation matters.

19. Segment Information

The Company currently evaluates performance and allocates resources primarily on the basis of cost per day of care and income from continuing operations. During 2009, the Company reorganized the regions and restated the financial information presented below for current and prior periods. Prior periods have also been restated for the reclassification of discontinued programs to discontinued operations. The distribution by regions of the Company's net patient service revenue, direct hospice care expenses, income (loss) from continuing operations before other income (expense) (which is used by management for operating performance review), average daily census and total assets are summarized in the following tables:

	Year Ended December 31,		
	2009	2008	2007
		(In thousands)	
Net patient service revenue:			
Northeast	$ 62,474	$ 56,987	$ 38,869
Southeast	56,860	53,098	48,340
South Central	69,286	59,098	47,911
Midwest	105,766	87,263	56,302
Texas	127,855	114,278	62,716
Mountain	74,607	79,261	58,389
West	75,183	70,984	60,708
South	56,264	48,267	13,042
Southwest	57,495	47,591	12,816
Odyssey Support Center	648	(777)	(861)
	$ 686,438	$ 616,050	$ 398,232
Direct hospice care expenses:			
Northeast	$ 34,577	$ 32,687	$ 21,511
Southeast	34,370	32,021	30,912
South Central	42,817	38,254	30,057
Midwest	60,585	51,395	32,551
Texas	77,914	71,400	39,677
Mountain	41,788	43,704	32,434
West	38,640	35,791	31,481
South	33,462	28,856	8,183
Southwest	33,494	28,261	6,986
Odyssey Support Center	(873)	(924)	(128)
	$ 396,774	$ 361,445	$ 233,664
Income (loss) from continuing operations before other income (expense):			
Northeast	$ 15,433	$ 11,617	$ 8,233
Southeast	9,871	7,799	5,745
South Central	11,702	6,175	6,981
Midwest	23,798	16,277	10,837
Texas	22,100	17,397	7,400
Mountain	18,626	19,982	14,243
West	21,144	20,273	15,056
South	8,251	6,218	1,218
Southwest	12,292	9,273	2,231
VistaCare Support Center	752	(12,522)	—
Odyssey Support Center	(71,589)	(65,951)	(50,231)
	$ 72,380	$ 36,538	$ 21,713

	Year Ended December 31,		
	2009	2008	2007
Average Daily Census (unaudited):			
Northeast	1,149	1,084	768
Southeast	1,117	1,064	1,067
South Central	1,228	1,125	949
Midwest	1,938	1,689	1,104
Texas	2,389	2,188	1,227
Mountain	1,257	1,366	1,031
West	1,166	1,124	991
South	1,039	926	236
Southwest	1,097	944	276
	12,380	11,510	7,649

	December 31,	
	2009	2008
	(In thousands)	
Total Assets:		
Northeast	$ 20,800	$ 20,954
Southeast	20,199	32,935
South Central	40,484	32,369
Midwest	54,033	46,016
Texas	66,128	72,181
Mountain	59,609	58,591
West	19,196	21,305
South	27,353	25,648
Southwest	38,293	35,769
Odyssey Support Center	156,909	115,183
	$ 503,004	$ 460,951

20. Unaudited Quarterly Financial Information

The quarterly interim financial information shown below has been prepared by the Company's management and is unaudited. It should be read in conjunction with the audited consolidated financial statements appearing herein:

	2009 Calendar Quarters			
	First	Second	Third	Fourth
	(In thousands, except per share amounts)			
Total net revenues	$ 167,532	$ 170,295	$ 175,234	$ 173,377
Net income	8,855	8,600	11,780	11,967
Less: Net income attributable to noncontrolling interests	136	81	199	196
Net income attributable to Odyssey stockholders	$ 8,719	$ 8,519	$ 11,581	$ 11,771
Net income attributable to Odyssey stockholders per share:				
Basic	$ 0.27	$ 0.26	$ 0.35	$ 0.36
Diluted	$ 0.26	$ 0.26	$ 0.35	$ 0.35
Weighted average shares outstanding - Basic	32,801	32,905	32,932	33,098
Weighted average shares outstanding - Diluted	32,950	33,059	33,332	33,647

	2008 Calendar Quarters			
	First	Second	Third	Fourth
	(In thousands, except per share amounts)			
Total net revenues	$ 122,808	$ 160,716	$ 165,241	$ 167,284
Net income	1,499	1,666	6,022	5,496
Less: Net (loss) income attributable to noncontrolling interests	(33)	13	135	142
Net income attributable to Odyssey stockholders	$ 1,532	$ 1,653	$ 5,887	$ 5,354
Net income attributable to Odyssey stockholders per share:				
Basic	$ 0.05	$ 0.05	$ 0.18	$ 0.16
Diluted	$ 0.05	$ 0.05	$ 0.18	$ 0.16
Weighted average shares outstanding - Basic	32,639	32,660	32,670	32,724
Weighted average shares outstanding - Diluted	32,802	32,872	33,052	32,936

Directors and Executive Officers

Board of Directors

Richard R. Burnham
Chairman
Retired Chief Executive Officer
Odyssey HealthCare, Inc.

James E. Buncher
Retired Chief Executive Officer
SafeGuard Health Enterprises, Inc.
(dental and vision benefits)

John K. Carlyle
Former Chief Executive Officer
Accuro Healthcare Solutions, Inc.
(healthcare technology and
business services)

David W. Cross
Executive Vice President and
Chief Development Officer
Select Medical Corporation
(specialty healthcare services)

Paul J. Feldstein
Professor and Robert Gumbiner Chair
in Healthcare Management
Paul Merage School of Business
University of California, Irvine

Robert A. Lefton
President and Chief Executive Officer
Odyssey HealthCare, Inc.

Robert A. Ortenzio
Chief Executive Officer
Select Medical Corporation
(specialty healthcare services)

Shawn S. Schabel
President and Chief Operating Officer
Lincare Holdings Inc.
(oxygen and respiratory services)

David L. Steffy
Private Investor and Former Executive
in the Healthcare Industry

Executive Officers

Robert A. Lefton
President and Chief Executive Officer

R. Dirk Allison
Senior Vice President and
Chief Financial Officer

Craig P. Goguen
Senior Vice President and
Chief Operating Officer

W. Bradley Bickham
Senior Vice President,
Secretary and General Counsel

Brenda A. Belger
Senior Vice President, Human Resources

Sally A. Parnell
Senior Vice President,
Clinical and Regulatory Affairs

Frank W. Anastasio
Senior Vice President, Sales and Marketing

Vice Presidents

Sandra K. Banfield
Vice President and Chief
Compliance Officer

Michael J. Boggs
Vice President, Sales and Marketing

Gregory P. Flynn
Vice President and Controller

Erik J. Kraemer
Vice President, Development

Andrew J. Rosen
Vice President, Development

James G. Zoccoli
Vice President, Information Systems

Regional Vice Presidents

Jason S. Howard – South Region
Jean M. Hunn – West Region
Thomas F. Mignone – Northeast Region
Stephen M. Mikuls – Midwest Region
M. Craig Tidwell – Texas Region
Joel L. Wherley – Southeast Region

Corporate Data

Independent Registered Public Accounting Firm
Ernst & Young LLP
2323 Victory Avenue, Suite 2000
Dallas, Texas 75219
www.ey.com

Legal Counsel
Vinson & Elkins L.L.P.
Trammell Crow Center
2001 Ross Avenue, Suite 3700
Dallas, Texas 75201
(214) 220-7700
www.velaw.com

Transfer Agent and Registrar
Computershare Investor Services
P.O. Box 43070
Providence, Rhode Island 02940-3070
www.computershare.com

Corporate Headquarters
Odyssey HealthCare, Inc.
717 North Harwood Street, Suite 1500
Dallas, Texas 75201
(214) 922-9711
www.odsyhealth.com

Odyssey HealthCare's common stock is traded on the NASDAQ Global Select Market under the symbol "ODSY."

Company Profile

Based in Dallas, Texas, Odyssey HealthCare is one of the largest providers of hospice care in the country in terms of both average daily patient census and number of locations. Odyssey HealthCare seeks to improve the quality of life of terminally ill patients and their families by providing care directed at managing pain and other discomforting symptoms and by addressing the psychosocial and spiritual needs of patients and their families.

Annual Meeting

The annual meeting of stockholders will be held on May 6, 2010, at 8:00 a.m. local time at Odyssey HealthCare's offices located at 717 North Harwood Street, Suite 1600, Dallas, Texas 75201

ODYSSEY HEALTHCARE, INC.
717 North Harwood Street, Suite 1500
Dallas, TX 75201
214-922-9711
www.odsyhealth.com